Exhibit 99.1

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TECHNICAL REPORT ON THE

GOLDSTRIKE MINE, EUREKA AND ELKO

COUNTIES, NEVADA, USA

PREPARED FOR BARRICK GOLD

CORPORATION AND FRANCO-NEVADA

CORPORATION

Report for NI 43-101

Rev. 0

Qualified Persons:

Chester M. Moore, P.Eng.

R. Dennis Bergen, P.Eng.

Wayne W. Valliant, P.Geo.

Stuart E. Collins, P.E.

Kathleen Ann Altman, Ph.D., P.E.

March 16, 2012

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Report Control Form

Document Title	Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA.

Client Name & Address	Mr. Rick Sims Senior Director Reserves and Resources Barrick Gold Corporation 10371 N. Oracle Road Suite 201 Tucson, AZ 85737		Franco-Nevada Corporation Exchange Tower 130 King Street West, Suite 740 P.O. Box 467 Toronto, Ontario M5X 1E4

Document Reference	Project #1663	Status & Issue No.		Final Version	Rev 0

Issue Date	March 16, 2012

Lead Author	Chester M. Moore, P.Eng. R. Dennis Bergen, P.Eng. Wayne W. Valliant, P.Geo. Stuart E. Collins, P.E. Kathleen Ann Altman, P.E.		(Signed) (Signed) (Signed) (Signed) (Signed)

Peer Reviewer	Graham G. Clow, P.Eng.		(Signed)

Project Manager Approval	Chester M. Moore, P.Eng. Wayne W. Valliant, P.Geo.		(Signed) (Signed)

Project Director Approval	Richard J. Lambert, P.E.		(Signed)

Report Distribution	Name			No. of Copies

Client

	RPA Filing			1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, Ontario M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

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TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-7

2 INTRODUCTION	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

6 HISTORY	6-1

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Property Geology	7-4
Mineralization	7-12

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1

10 DRILLING	10-1
Open Pit	10-1
Underground	10-5

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Sampling Method and Approach	11-1
Sample Preparation, Analyses and Security	11-3
Quality Assurance and Quality Control	11-9

12 DATA VERIFICATION	12-1
Open Pit	12-1
Underground	12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Metallurgical Testing	13-1
Mineral Processing	13-1
Recovery	13-1
Allocation and Reconciliation	13-2

14 MINERAL RESOURCE ESTIMATE	14-1
Open Pit Mineral Resources	14-2
Underground	14-12

15 MINERAL RESERVE ESTIMATE	15-1
Open Pit	15-1
Underground	15-8

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16 MINING METHODS	16-1
Open Pit	16-1
Underground	16-7

17 RECOVERY METHODS	17-1
Mineral Processing	17-1
Process Description	17-3

18 PROJECT INFRASTRUCTURE	18-1
Open Pit	18-1
Underground	18-3

19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
Contracts	19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
Tailings Storage Facility	20-1
Project Permitting	20-2
Surface Disturbance	20-4
Social or Community Requirements	20-6
Mine Closure Requirements	20-6

21 CAPITAL AND OPERATING COSTS	21-1
Capital Costs	21-1
Operating Costs	21-3

22 ECONOMIC ANALYSIS	22-8

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

25 INTERPRETATION AND CONCLUSIONS	25-1
Open Pit	25-1
Underground	25-2

26 RECOMMENDATIONS	26-1

27 REFERENCES	27-1

28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATES OF QUALIFIED PERSONS	29-1

LIST OF TABLES

PAGE
Table 1-1 Goldstrike Mineral Resources—December 31, 2011	1-2
Table 1-2 Goldstrike Mineral Reserves—December 31, 2011	1-3
Table 1-3 Goldstrike Open Pit Mineral Resources—December 31, 2011	1-13
Table 1-4 Underground Mineral Resources—December 31, 2011	1-13

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Table 1-5 Betze-Post Open Pit Mineral Reserves—December 31, 2011	1-15
Table 1-6 Goldstrike Underground Reserves—December 31, 2011	1-15
Table 1-7 Alkaline CaTS Recovery Calculations for LOM Plan	1-20
Table 1-8 Roaster Recovery Calculations for LOM Plan	1-20
Table 6-1 Past Production—Underground Mine	6-3
Table 6-2 Past Production—Open Pit Mine	6-3
Table 6-3 Past Production—Plant Facilities	6-4
Table 10-1 Drill Hole Database Statistics	10-2
Table 10-2 Downhole Survey Statistics	10-4
Table 10-3 Underground Drilling to EOY2011	10-5
Table 11-1 Core Sample Control Assay Statistics	11-13
Table 11-2 Chip Sample Control Assay Statistics	11-13
Table 13-1 Alkaline CaTS Recovery Calculations for LOM Plan	13-2
Table 13-2 Roaster Recovery Calculations for LOM Plan	13-2
Table 13-3 Summary of Head Grade Adjustments	13-4
Table 14-1 Goldstrike Mineral Resources—December 31, 2011	14-1
Table 14-2 Open Pit Mineral Resources—December 31, 2011	14-2
Table 14-3 Open Pit Mineralization Domains	14-3
Table 14-4 Open Pit Grade Contour Zones	14-4
Table 14-5 Capping of High Grade Values—Open Pit	14-7
Table 14-6 Grade Interpolation Parameters for Open Pit Resource Estimation	14-9
Table 14-7 Open Pit Resource Classification	14-11
Table 14-8 Underground Mineral Resources—December 31, 2011	14-13
Table 14-9 Underground Inferred Mineral Resources—December 31, 2011	14-14
Table 14-10 Tonnage Factor/Density – Goldstrike Underground	14-18
Table 14-11 Underground Sample Statistics	14-19
Table 14-12 Underground Composite Statistics	14-20
Table 14-13 Underground Resource Classification Distances	14-23
Table 15-1 Goldstrike Mineral Reserves—December 31, 2011	15-1
Table 15-2 Betze-Post Open Pit Mineral Reserves—December 31, 2011	15-2
Table 15-3 Autoclave and Roaster Stockpile Accounting Summary for November 2010 YTD	15-6
Table 15-4 Open Pit Cut-off Grade Parameters—2011	15-7
Table 15-5 Rodeo/Meikle Underground Mineral Reserves—December 31, 2011	15-8
Table 15-6 Underground Cut-off Grade Estimates	15-10
Table 15-7 Reconciliation Data for Goldstrike Underground	15-11
Table 15-8 DOM Compared to Reserve Model	15-12
Table 15-9 Rodeo Stope Statistics October 2010	15-13
Table 15-10 Rodeo Stope Performance	15-14
Table 16-1 Open Pit Mine Design Parameters	16-2
Table 16-2 Open Pit Mine Equipment Fleet	16-6
Table 16-3 Open Pit Equipment Productivity	16-6
Table 16-4 Open Pit Life of Mine Production Summary	16-7
Table 16-5 Goldstrike Underground Zones	16-8
Table 16-6 Underground Production Data	16-10
Table 16-7 Underground Zone Dimensions	16-11
Table 16-8 Underground Waste Development Compared to Plan	16-14
Table 16-9 Underground Dilution EOY2011	16-14
Table 16-10 Mining Extraction—2011	16-16
Table 16-11 Underground Equipment	16-17
Table 16-12 Underground Production Schedule—Reserves Only	16-19
Table 16-13 Underground Reserve and Resource Production Schedule	16-20
Table 20-1 Goldstrike Permits	20-3

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Table 20-2 Barrick Goldstrike Mine Disturbance Estimate	20-5
Table 21-1 2012 Life of Mine Capital Cost Estimate	21-2
Table 21-2 2012 Life of Mine Capital Cost Estimate by Year (Not including Reclamation)	21-3
Table 21-3 Actual Reported Open Pit Operating Costs—YTD November 30, 2011	21-4
Table 21-4 Average LOM Operating Cost (2012-2026)	21-4
Table 21-5 October 2011 YTD Performance	21-5
Table 21-6 Underground LOM Operating Costs	21-6
Table 21-7 Project 2012 Manpower	21-6

LIST OF FIGURES

PAGE
Figure 4-1 Location Map	4-3
Figure 4-2 Land Ownership	4-4
Figure 4-3 Footprint of Mineralization	4-5
Figure 7-1 Regional Geology	7-2
Figure 7-2 Open Pit Geology	7-5
Figure 7-3 Open Pit Geology Cross Sections	7-6
Figure 7-4 Underground Geology Long and Cross Sections	7-11
Figure 7-5 Open Pit Zone Locations	7-13
Figure 7-6 Underground Longitudinal Section	7-16
Figure 10-1 Drill Hole Location Plan	10-3
Figure 10-2 Downhole Survey Measurement Intervals	10-4
Figure 10-3 Drill Hole Locations	10-6
Figure 14-1 Bench 4290 Grade Zone Contours	14-5
Figure 14-2 Open Pit Composite Length Statistics	14-8
Figure 14-3 Isometric View of Underground Block Models	14-17
Figure 15-1 Goldstrike Open Pit General Material Routing Flow Chart	15-4
Figure 16-1 Ultimate Open Pit Outline	16-3
Figure 16-2 Pit Slope Design Criteria	16-5
Figure 16-3 Underground Section and Plan	16-9
Figure 17-1 POX Process Flow Diagram	17-2
Figure 17-2 Roaster Process Flow Diagram	17-6

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) Franco-Nevada Corporation (Franco-Nevada) to prepare an independent Technical Report on the Goldstrike Open Pit and Underground Mine (the Project), in Eureka and Elko Counties, Nevada, USA. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Project. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the open pit between December 7 and 9, 2010, and the underground operation between December 13 and 15, 2010.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and projects across five continents. Franco-Nevada is a Canadian publicly traded company focused on gold royalties and revenue streams. The Goldstrike Mine property is located within the northern Carlin Trend on the western flank of the Tuscarora Mountains in Eureka and Elko Counties, northeastern Nevada, USA, approximately 38 mi northwest of Elko and 27 mi north-northwest of the town of Carlin.

The Goldstrike Mine contains both open pit and underground operations. The Betze-Post open pit is a large scale operation utilizing a traditional truck and shovel fleet. The current open pit production plan shows that 47.6 million tons of ore grading 0.108 oz/st Au will be mined between 2012 and 2025. The ultimate pit will measure approximately two miles east to west, 1.5 mi north to south, and have an average depth of approximately 1,300 ft. The underground mine consists of ten separate zones stretching over a length of 12,000 ft and a vertical distance from 600 ft to 1,925 ft below surface. Underground mine production is planned from the Rodeo, Meikle, North Post, and Banshee mine areas. Underground Mineral Reserves totalling 11.9 million tons at 0.255 oz/st are projected to sustain the mine operations until 2020. Barrick maintains a second mining plan which includes conversion of resources and totals 18.1 million tons grading 0.277 oz/st Au and has projected production between 2012 and 2024.

Table 1-1 summarizes the total Mineral Resources, exclusive of Mineral Reserves, at the Goldstrike Mine.

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TABLE 1-1 GOLDSTRIKE MINERAL RESOURCES—DECEMBER 31, 2011

Barrick Gold Corporation—Goldstrike Mine

	Measured Resources			Indicated Resources			Measured + Indicated Resources
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
Area	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Within Reserve Pit	783	0.032	25	3,368	0.032	108	4,151	0.032	133
Within Resource Pit	103	0.032	3	358	0.032	12	462	0.032	15

Open Pit Subtotal	886	0.032	28	3,726	0.032	119	4,612	0.032	147
Underground	985	0.341	336	5,092	0.293	1,492	6,077	0.301	1,828

Total	1,867	0.195	364	8,818	0.183	1,611	10,685	0.185	1,975

	Inferred Resources
	Tons	Grade	Contained Gold
Area	(000)	(oz/st Au)	(000 oz)
Within Reserve Pit	531	0.055	29
Within Resource Pit	34	0.049	2

Open Pit Subtotal	564	0.055	31

Underground	2,698	0.298	805

Total	3,263	0.256	835

Notes:

1.	CIM Definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated using a long-term gold price of $1,400 per ounce.

3.	Mineral Resources are exclusive of Mineral Reserves.

4.	Open pit Mineral Resources are based on cut-off grades of 0.030 oz/st Au for roaster feed, 0.040 oz/st Au for acid POX, 0.045 oz/st Au for alkaline POX, and 0.040 oz/st Au for CaTs.

5.	Underground Mineral Resources are reported at an incremental cut-off grade of 0.10 oz/st Au.

6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.	Totals may not add due to rounding.

The Mineral Reserves for the Goldstrike Mine are shown in Table 1-2. These Mineral Reserves are a combination of the open pit and underground operations and the stockpiles.

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TABLE 1-2 GOLDSTRIKE MINERAL RESERVES—DECEMBER 31, 2011

Barrick Gold Corporation—Goldstrike Mine

	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Process	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
Route	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Open Pit and Underground
CaTs	4,361	0.117	509	18,902	0.101	1,900	23,263	0.104	2,410
Roaster	4,753	0.148	704	19,538	0.103	2,015	24,291	0.112	2,719

Combined Total	9,114	0.133	1,214	38,440	0.102	3,915	47,555	0.108	5,129

Stockpiles
Roaster/Autoclave/BRSO	49,810	0.084	4,179				49,810	0.084	4,179

Stockpiles Total	49,810	0.084	4,179				49,810	0.084	4,179

Inventory Total			38						38

Total	58,924	0.092	5,427	38,440	0.102	3,915	97,325	0.096	9,342

Notes:

1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce.

3.	Totals may not add due to rounding.

4.	CaTs—Thiosulphate Leach Conversion Process; BRSO—Barrick Roaster Sub Ore

5.	Open pit CaTs cut-off grade is 0.045 oz/st Au and the open pit roaster cut-off grade is 0.035 oz/st Au. The majority of the ore material in stockpile was generated at higher cut-off grades because of lower gold prices.

6.	Underground cut-off grades are between 0.134 oz/st Au and 0.155 oz/st Au.

CONCLUSIONS

OPEN PIT

Geology and Mineral Resource Estimation

•	The Goldstrike deposits are Carlin style deposits.
•	The sampling, sample preparation, and analyses are appropriate for the style of mineralization and mineral resource estimation.

•	The parameters, assumptions, and methodology used for mineral resource estimation are appropriate for the style of mineralization.

•

Open pit Measured plus Indicated Mineral Resources total 4.6 million tons grading 0.032 oz/st Au, containing 147,000 oz Au. Inferred Mineral Resources are estimated to be 0.6 million tons grading 0.055 oz/st Au, containing 31,000 oz Au. Mineral Resources are exclusive of Mineral Reserves.

•	The Goldstrike open pit Mineral Resource estimates meet the requirements of NI 43-101.

•	Mineral Resources are reported exclusive of Mineral Reserves and are estimated effective December 31, 2011.

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Mining and Mineral Reserves

•	Open pit Proven and Probable Mineral Reserves total 97.3 million tons grading 0.096 oz/st, containing 9.34 million oz Au.

•	The Goldstrike Mineral Reserves stated for the EOY2011 meet Canadian NI 43-101 and US SEC Industry Guide 7 requirements to be classified as Mineral Reserves.

•	Mine planning for the Goldstrike open pit mine follows industry standards.

•

Ore control procedures for the Goldstrike open pit are well documented, and the ore control results have also been well documented. All records have been kept in good condition and are readily accessible.

•	No out-of-the-ordinary major equipment purchases are scheduled from the current Life of Mine (LOM) plan.

•	The workforce is well trained and capable of achieving the necessary production targets established by the engineering department in a safe manner.

•

The Proven Reserves located in 34 different stockpiles are estimated to be 49.8 million tons grading 0.084 oz/st Au, containing 4.2 million ounces of gold, as of December 31, 2011. RPA agrees with the ore control rationale for creating the stockpiles, and the accounting methods used to track the stockpile quantities and grades. Ongoing confirmation of the stockpile grades should be part of the mill’s quality control process. Most of the stockpiles were generated from grade control boundaries generated at much lower gold prices, thus, the ore stockpile grades should be adequate to sustain the projected mill head grades.

Process

•

Planning the process feed is a well-coordinated and complex operation to ensure ore going to the processing operation provides optimum results. The milling operations are well run, safe, and environmentally sound and meet industry standards. Addition of the CaTs (Thiosulphate Leach Conversion Process) has the potential to extend the useful life of the POX circuit and to substantially increase gold production by bringing forward production from ores that were previously only amenable to roasting. RPA did not have full access to data regarding the CaTs project. This is likely due to the fact that the project is in development and also due to the proprietary nature of the process. Therefore, it is not possible for RPA to evaluate the metallurgical implications and recovery projections associated with CaTs.

Environmental Considerations

•

The Goldstrike operation is within compliance, except for one monitor well associated with the AA pad. Monitoring and remediation of this situation has been addressed by the Goldstrike environmental department. Goldstrike has an experienced staff of professionals who are diligent in the maintenance of their permits. Reclamation estimates are realistic, in RPA’s opinion.

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UNDERGROUND

Mineral Resource Estimation

•	The EOY2011 underground Mineral Resources as stated by Goldstrike management are estimated in a manner consistent with industry practices.

•	The sampling, sample preparation, and analyses are appropriate for the style of mineralization and mineral resource estimation.

•	The resource estimation practices are considered to be generally appropriate for the deposit and mining methods.

•

Underground Measured plus Indicated Mineral Resources total 6.1 million tons grading 0.301 oz/st Au, containing 1.8 million oz Au. Inferred Mineral Resources are estimated to be 2.7 million tons grading 0.298 oz/st Au, containing 805,000 oz Au. Mineral Resources are exclusive of Mineral Reserves.

•	The Goldstrike EOY2011 Underground Mineral Resource estimate meets the requirements of Canadian NI 43-101.

Mining and Mineral Reserves

•	The EOY2011 underground Mineral Reserves as stated by Goldstrike management are estimated in a manner consistent with industry practices.

•	Underground Proven plus Probable Mineral Reserves are estimated to be 11.9 million tons grading 0.255 oz/st Au, containing 3.0 million oz Au.

•	The Goldstrike EOY2011 Underground Mineral Reserve estimate meets the requirements of NI 43-101 and SEC Industry Guide 7.

•	RPA considers the selection of mining methods and the design practices to be appropriate for the deposits.

•	The LOM plan is in place and is based upon current operating experience. The plan shows a positive cash flow to support the definition of the Mineral Reserves.

•	The reconciliation between production and Mineral Reserves is completed in a comprehensive manner on a monthly basis. RPA considers this to be a “best practice”.

Process

•	The roaster operation was running well during the site visit.

•

Planning the process feed is a well-coordinated and complex operation to ensure ore going to the processing operation provides optimum results. The milling operations are well run, safe, environmentally sound and meet industry standards.

•	The adjustments made to the process production data and mill head grades based on actual gold production conform to industry standards.

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Environmental Considerations and Health and Safety

•	Goldstrike has an experienced staff of professionals who are diligent in the maintenance of their permits.

•	Reclamation estimates are realistic, in RPA’s opinion.

RECOMMENDATIONS

Based on the site visits and review of available data, RPA presents the following recommendations.

OPEN PIT

Geology

•	Additional density test work should be done in all ore and waste types to optimize mineral resource estimation.

Mining

Perform more analysis of the stockpile grades for a confirmation of the grades in coordination with the mill department. The stockpiles represent approximately 45% of the Mineral Reserve. Some of the stockpiles are over 20 years old, and RPA recommends that it would be prudent to re-sample a portion of the stockpiles that will be processed within the short term (less than one year) in order to verify the grades as the stockpiles are re-handled.

•	Sample, test, and review the metallurgical characteristics of the ore stockpiles on a periodic basis to ascertain how they may affect the process and impact recovery and costs.

•

Change the resource and reserve models to reflect more accurate tonnage factors of the material to be encountered in the future, Post-Betze pit laybacks. Historically, the same tonnage factor has been used for all rock types within the Post-Betze pit, which has been acceptable. Future laybacks in the pits will begin to encounter rock types that are heavier than previously mined rock types. Therefore, the tonnage factors in the resource model should be adjusted.

•	Develop a comprehensive mine planning procedure manual.

UNDERGROUND

RPA recommends that:

Geology

•	Wireframes be snapped to the drill holes to allow proper selection of assays for the grade interpolation process.

•	Tonnage factor determinations be collected in the various ore and waste types at Banshee and North Post.

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Mining

•	The reconciliation results and the stope performance analysis be used to evaluate stope designs to determine where improvements in mine planning would be most advantageous.

•	The long term underground productivity estimates be reviewed for the next LOM plan as the tons per man year in the current plan are forecast to increase over time.

ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in this section on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Goldstrike Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Goldstrike Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION, LOCATION, AND LAND TENURE

The Goldstrike Mine property is located within the northern Carlin Trend on the western flank of the Tuscarora Mountains in Eureka and Elko Counties, Nevada, USA, approximately 38 mi northwest of Elko and 27 mi north-northwest of the town of Carlin.

The Goldstrike Mine area is composed of approximately 10,372 acres of surface rights of which approximately 1,922 acres are public lands administered by the Bureau of Land Management (BLM) and 8,450 acres are patented and private lands owned by Goldstrike. There are approximately 8,736 acres of mineral rights ownership/control made up of 1,962 acres of public lands and 6,774 acres of private land. These rights are owned or controlled through ownership of various forms of patents issued by the USA and by ownership of unpatented mining and millsite claims held subject to the paramount title of the USA.

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A total disturbance of 8,590 acres is currently authorized for the mine. The majority (88%) of the total authorized disturbance would occur on private lands owned by Goldstrike. The remainder (12%) of the authorized disturbance would occur on public lands administered by the BLM.

The Goldstrike property has various royalty shareholders with a nominal overriding Net Smelter Royalty (NSR) of between 4% and 5% and a Net Profit Interest Royalty (NPI) of between 2.4% and 6% over various parts of the property. Key royalty shareholders are Franco-Nevada and Royal Gold, Inc.

INFRASTRUCTURE

Goldstrike is located in a major mining region and local resources including labour, water, power, and local infrastructure for transportation of supplies are well established. The majority of the workforce lives in the nearby towns of Elko, Spring Creek, Carlin, and Battle Mountain.

The surface rights secured for Goldstrike are sufficient to provide the necessary space required for all mining and quarrying activities. Enough land area also exists on the property to accommodate all foreseeable processing plants, tailings impoundments, and waste disposal areas.

Currently, the major assets and facilities associated with the Project are:

•	Underground (16 years old) and open pit mines (34 years old) with production from several mineralized structures.

•

The physical plant site including the administrative office complex and associated facilities, the open pit and underground mine workings and associated facilities, ore processing plants (autoclave pressure oxidation and roaster circuit) and associated facilities such as the laboratories, ore stockpiles, waste dumps, coarse ore storage, tailings storage, workshops, warehouses.

•	Facilities providing basic infrastructure to the mine, including electric power, water treatment and supply, and sewage treatment.

•	Surface and underground infrastructure including mine ramps, headframes, hoists, ventilation raises, maintenance shops, and mobile equipment fleets.

The water for process and mining is delivered from dewatering production wells and is more than adequate for present and planned requirements. Active dewatering operations are required and a water management group is in place to carry out all dewatering including pumping, distribution, delivery, and disposal.

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Barrick has a 115 MW natural gas-fired power plant, located near Reno, Nevada, that allows the flexibility to provide power through a combination of self-generation and market purchases.

HISTORY

The earliest gold mining activity in the northern part of the Carlin Trend occurred at the Bootstrap and Blue Star mines prior to the discovery of gold at Goldstrike. At Bootstrap, just northwest of Goldstrike, antimony was discovered in 1918, followed by gold in 1946. Gold was produced at the Bootstrap during 1957 to 1960. At Blue Star, immediately south of Goldstrike, gold was identified in 1957 in areas that had been mined for turquoise.

The first discovery of gold in the Goldstrike property was in 1962 by Atlas Minerals. Soil samples and drilling discovered low-grade gold mineralization. In 1973 to 1974, the Nevada Syndicate (funded by Lac Minerals) outlined shallow mineralization in the Long Lac and Winston areas. Polar Resources (Polar) in 1975, followed by Pancana Minerals Ltd. (Pancana) from 1976 to 1977, delineated the Number 9 deposit and several low-grade zones within the Goldstrike intrusion to the east of Nevada Syndicate property. From 1975 to 1977, Polar and Pancana operated a small open pit and heap leach.

In 1978, Western States Minerals Corporation (Western States) entered into a 50/50 joint venture with Pancana, which had consolidated the various claims and leases in the Goldstrike area. The bulk of the production was from oxidized zones, chiefly from the Long Lac, Bazza, and West Bazza deposits, plus some production from deposits within the Goldstrike intrusion. The Post deposit was discovered in 1982. Exploration continued until 1986 when a deep core hole was drilled at Post and the Deep Post deposit was discovered.

American Barrick Resources Corporation acquired the mine and properties from Western States (50%) in December 1986 and subsequently purchased Pancana’s interest (50%) in January 1987 for a total purchase price of $62 million. A deep drilling program outlined the large, high-grade Deep Post deposit, which was subsequently

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found to continue onto the adjacent property owned by Newmont Gold Company (Newmont). Exploration drilling in 1987 to 1988 led to the discovery of a number of other deposits similar to Deep Post. These included Betze and Screamer, which, together with Deep Post, comprise the Betze-Post deposit. Other discoveries in 1987 and 1988 included Deep Star, Rodeo, Meikle, South Meikle, and Griffin.

Heap leach ore production from the Betze-Post pit continued from the time of purchase to the end of 1998. Oxide mill ore processing started in August 1988 and the autoclave portion of the mill commenced operation in early 1990. The processing of ores by the roaster began in 2000.

The 1999 Asset Exchange with Newmont resulted in the acquisition of the Goldbug (the southern portion of Rodeo), West Rodeo, Barrel, and North Post deposits. These deposits were in the Newmont land corridor separating the Betze-Post and Meikle mines. The Banshee property north of the Meikle was also part of the exchange.

Past production from the underground operations to the end of 2011 totals 19.5 million tons grading 0.488 oz/st Au for 9.5 million ounces of gold. Past production from the open pit operations to the end of 2011 totals 65.9 million tons grading 0.157 oz/st for 10.4 million ounces of gold.

GEOLOGY AND MINERALIZATION

The Goldstrike Mine is located in the eastern Great Basin (Basin and Range Province) within the northern Carlin Trend on the western flank of the Tuscarora Mountains. The Carlin Trend is an alignment of gold mines located in a northwest-southeast belt extending five miles wide and 40 mi long, which accounts for more gold production than any other mining district in the United States. The northern trends account for in excess of twenty gold mines and deposits.

Carlin deposits comprise stratabound disseminated gold mineralization hosted by Silurian-Devonian carbonate rocks that have been metamorphosed to varying extents. The deposits are hydrothermal in origin and are usually structurally controlled. The carbonate host rocks are part of an autochthonous miogeoclinal carbonate sequence exposed as tectonic windows beneath the Roberts Mountains allochthon. The allochthonous rocks are a sequence of lower Paleozoic dominantly siliciclastic eugeoclinal rocks that were displaced eastward along the Roberts Mountains Thrust over younger units during the Upper Paleozoic Antler orogeny.

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The western or siliciclastic allochthonous assemblage consists of mudstone, chert, siltstone, and minor limestone and includes imbricate thrust slices of Devonian Slaven, Silurian Elder, and Ordovician Vinini formations. The eastern autochthonous assemblage of carbonate rocks consists of calcareous mudstone, siltstone and sandstone of the Rodeo Creek unit, muddy limestone of the Devonian Popovich Formation, silty limestone to massive fossiliferous limestone of the Silurian-Devonian Roberts Mountains Formation, sandy dolomite of the Ordovician Hanson Creek Formation, quartzite of the Ordovician Eureka Quartzite, and limestone, cherty limestone and dolomite of the Ordovician Pogonip Group.

Jurassic quartz diorite, as plugs, sills, and dikes, has intruded the Paleozoic sedimentary rocks. Dikes and sills of Jurassic monzonite and lamprophyre, and Tertiary dacite and rhyodacites, are mapped in the area.

Gold mineralization was emplaced approximately 39 Ma ago along favourable stratigraphy and structural features such as faults and folds, and along contacts between sedimentary rocks and the Goldstrike stock. Faulting provided major conduits for mineralizing fluids and may also have produced clay alteration that can act as a mineralizing barrier. Intense fracturing around the contact zone of the Goldstrike stock caused solution collapse and brecciation of the surrounding sedimentary units. Secondary fracture permeability was generated along the crests of anticlines, creating focal points for collapse breccia and dissolution zone formation. Finally, lithology and alteration contacts act as permeability barriers to fluids causing mineralization to pond along them particularly where feeder structures intersect these contacts. Alteration is characterized by decalcification of limestone, silicification of all rock types, and clay development in structurally disturbed areas.

The gold mineralization is associated with silicification, argillization, and sulphide mineralization. In sulphide ore, the gold is intimately associated with very fine-grained pyrite and marcasite and is refractory. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the historic Post Oxide deposit. Associated sulphide minerals include arsenopyrite, realgar, orpiment, and stibnite.

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Gangue minerals include quartz, calcite, and barite. Realgar and orpiment are generally low in abundance; however, these minerals are locally common in stockwork veinlets, fracture fillings and breccia matrices.

EXPLORATION STATUS

To date, surface geological mapping and prospecting has been completed on the property, with pit mapping ongoing. In excess of 14,000 diamond and reverse circulation (RC) holes have been drilled on the property to the end of 2010. Geochemical soil and rock sampling was carried out on the property in early exploration. Geophysical surveys include airborne and ground magnetometer; gravity; time domain pole-dipole induced polarization (IP); DC resistivity; CSAMT (controlled source audio magnetotellurics) and MT (magnetotellurics); time domain MT/IP using a distributed assay system; electrical logging of drill holes; and downhole IP. Gold mineralization is not directly detectable by geophysical methods; however, surveys map subsurface properties that are useful in interpreting lithology, alteration, and structure as guides to gold mineralization. Aerial photographic surveys are performed every one to two years for open pit survey control.

MINERAL RESOURCES

OPEN PIT

The open pit block model has been created using Mintec Inc.’s MineSight® software supplemented by custom programs derived from Geostatistical Software Library (GSLIB) software from Stanford University. Three-dimensional solids representing fault traces and lithologic units have been created from drill hole logging, and blasthole and bench mapping information. These solids and the understanding of mineralization controls are used as reference features in guiding the generation of grade contours used in estimating the gold resource model.

Table 1-3 lists the open pit Mineral Resources.

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TABLE 1-3 GOLDSTRIKE OPEN PIT MINERAL RESOURCES —

DECEMBER 31, 2011

Barrick Gold Corporation—Goldstrike Mine

Category	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
Measured	886	0.032	28
Indicated	3,726	0.032	119

Measured + Indicated	4,612	0.032	147

Inferred	565	0.055	31

Notes:

1.	CIM Definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated using a long-term gold price of $1,400 per ounce.

3.	Mineral Resources are exclusive of Mineral Reserves and are contained within and below the reserve pit.

4.	Mineral Resources are based on cut-off grades of 0.030 oz/st Au for roaster feed, 0.040 oz/st Au for acid POX, 0.045 oz/st Au for alkaline POX, and 0.040 oz/st Au for CaTs.

5.	Mineral Resources based on tonnage factor of 13.5 ft3/st.

6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.	Totals may not add correctly due to rounding.

UNDERGROUND

The underground Mineral Resources are estimated using block models constrained by three-dimensional wireframe models of the mineralized bodies and underground workings. The grade is interpolated into the blocks using Inverse Distance to the Fifth Power (ID5) weighting. There are four block models which encompass 18 individual mineralized zones at Goldstrike underground. The models are constructed using Maptek Vulcan 3D software, version 7.5.

Table 1-4 lists the underground Mineral Resources at Goldstrike.

TABLE 1-4 UNDERGROUND MINERAL RESOURCES – DECEMBER 31, 2011

Barrick Gold Corporation– Goldstrike Mine

Category	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
Measured	985	0.341	336
Indicated	5,092	0.293	1,492

Measured + Indicated	6,077	0.301	1,828

Inferred	2,698	0.298	805

Notes:

1.	CIM Definitions were followed for Mineral Resources.

2.	Mineral Resources are reported using a long-term gold price of US$1,400 per ounce.

3.	Mineral Resources are reported at an incremental cut-off grade of 0.10 oz/st Au.

4.	A minimum mining width of 15 ft was used.

5.	Mineral Resources are exclusive of Mineral Reserves.

6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Totals may not add correctly due to rounding.

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MINERAL RESERVES

The Mineral Reserves are generated based upon the mine designs applied to the Mineral Resources. The design methodology uses both the cut-off grade estimation and economic assessment to design and validate the mineable reserves. Overall, RPA finds the Mineral Reserve estimates to be reasonable, acceptable, and compliant with NI 43-101.

Goldstrike maintains a complex system of ore and low grade stockpiles, which have been growing since the late 1980s. There are primarily three major stockpile categories: Autoclave, Roaster, and Barrick Roaster Sub Ore (BRSO).

The Proven Reserves located in 34 different stockpiles are estimated to be 49.8 million tons grading 0.084 oz/st Au, containing 4.2 million ounces of gold, as of December 31, 2011. RPA agrees with the ore control rationale for creating the stockpiles, and the accounting methods used to track the stockpile quantities and grades.

Two separate stockpile reports are maintained, one for the roaster and the other for the autoclaves. The amount of material processed from each stockpile is tracked throughout the month. At the end of the month, the tonnage of material processed from each stockpile is adjusted to reflect the total tons processed through the roaster and/or autoclave. In a similar fashion, the contained ounces are adjusted based on the production from each plant.

The monthly stockpile reports also track the amount of material from each stockpile that is crushed and estimate the number of ounces of gold contained in the crushed material based on the average gold grade in each stockpile. At the end of the month, the tonnage of the crushed material is adjusted to match the tonnage of material processed as reported by the process department. In general, the adjustments are less than one percent.

OPEN PIT

EOY2011 Mineral Reserves for the open pit are shown in Table 1-5.

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TABLE 1-5 BETZE-POST OPEN PIT MINERAL RESERVES — DECEMBER 31, 2011

Barrick Gold Corporation—Goldstrike Mine

	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Process Route	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
Open Pit Total	9,114	0.133	1,214	38,440	0.102	3,915	47,555	0.108	5,129
Stockpiles Total	49,810	0.084	4,179				49,810	0.084	4,179

Total	58,924	0.092	5,393	38,440	0.102	3,915	97,325	0.096	9,308

Notes:

1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce.

3.	Numbers may not add due to rounding.

4.	CaTs – Thiosulphate Leach Conversion Process; BRSO – Barrick Roaster Sub Ore

5.	Open pit CaTs cut-off grade is 0.045 oz/st and the open pit roaster cut-off grade is 0.035 oz/st. The majority of the ore material in stockpile was generated at higher cut-off grades because of lower gold prices.

UNDERGROUND

EOY2011 Mineral Reserves for the underground are shown in Table 1-6.

TABLE 1-6 GOLDSTRIKE UNDERGROUND RESERVES — DECEMBER 31, 2011

Barrick Gold Corporation—Goldstrike Mine

	Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
U/G	4,038	0.330	1,334	7,824	0.216	1,691	11,861	0.255	3,026
Stockpiles	33	0.293	10				33	0.293	10

Total	4,070	0.330	1,344	7,824	0.216	1,691	11,894	0.255	3,035

Notes:

1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated at $1,200/oz Au.

3.	Numbers may not add due to rounding.

4.	Underground cut-off grades are between 0.134 oz/st Au and 0.155 oz/st Au.

MINING METHOD

OPEN PIT

Barrick’s Betze-Post open pit is a large scale operation utilizing a traditional truck and shovel fleet. The open pit has seven remaining phases, with the ultimate pit to measure approximately two miles east to west, 1.5 mi north to south, and have an average depth of approximately 1,300 ft. The Bazza Waste Dump is located to the southwest of the open pit. The LOM plan includes the addition of the Clydesdale Dump to the west and backfilling of the southeast portion of the open pit. Internal to the pit are the Betze

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Portal, which connects to the Rodeo underground mine, and previously the Post Portal, which connected to Newmont’s Deep Post underground mine but has since been backfilled.

Ultimate pit limits were determined by generating Whittle pit shells based on the net cash generated and the pit slopes recommended by Piteau Associates Engineering Ltd. Haul ramps were designed to be 120 ft wide, including the safety berm for double lane traffic accommodating the 330 ton class haul trucks, and have a maximum grade of 10%. Mining thickness is 40 ft in waste and 20 ft in ore to help minimize dilution. In ore, double and triple benching is utilized creating 40 ft and 60 ft faces between catch benches.

Barrick optimizes mining by using a multi-phased approach which maximizes stripping rates to keep an ore producing face always available. This multi-phase technique consists of a primary ore layback, a primary stripping layback, and a secondary stripping layback. Historically, this approach was put in place to maintain a consistent mill feed, and keep mine production in the range of 14 to 15 benches per layback per year. There are approximately 135 million tons per year mined.

UNDERGROUND

The poor rock conditions are the key factor in the underground mine design and mining method selection. This has led to two mining methods both of which rely on cemented backfill for support. Where long hole stoping is used, the wall and back exposure is reduced by taking short long hole sections and filling before taking the next section. The underhand drift and fill stoping provides a backfill roof for subsequent lifts in the mining cycle. In the 2012 forecast, 79% of the ore is planned to come from long hole stoping. The proportion of ore to be obtained by long hole stoping drops every year in the current LOM plan, with an average of 48% of the production from long hole stoping in the complete LOM plan.

Transverse long hole stoping is used where the mineralized zone has a significant width. Footwall drifts are driven parallel to the strike of the ore to provide access for stoping. Mining with transverse stopes requires a primary, secondary, and sometimes tertiary extraction to completely mine out the area. Longitudinal stopes are utilized in areas of the mine with adequate ground conditions to support a stope rib greater than 15 ft in height but do not have mineralized widths greater than 25 ft. The stopes are accessed

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from a footwall drive and then driven parallel to the strike of ore. Each section is mined and filled before the next section is mined. If ground conditions are poor, the long hole stope section length can be reduced.

The underhand drift and fill method is utilized in areas of fair to poor ground conditions regardless of the width of the zone. The underhand drifts are nominally designed as 15 ft wide by 15 ft high. The minimum width is 15 ft. The primary drift is driven with increased ground support to hold the ground open, then backfilled with a high strength cemented rock fill (CRF). Where the ore width exceeds the nominal drift width, subsequent drifts are developed (parallel or at oblique angles to the primary drift) and then backfilled. This process continues until the entire ore shape at a given elevation has been excavated and filled. Successive lifts are taken beneath the primary workings, utilizing the backfill as an engineered back.

MINERAL PROCESSING

There are two ore processing facilities at Goldstrike. They are:

•	The autoclave pressure oxidation (POX) circuit; and

•	The roaster circuit.

Depending on various factors, including gold content, carbonate content, carbonaceous carbon reactivity, and sulphide sulphur content, the Betze-Post open pit ore is dispatched to various stockpiles located at either the POX area or the roaster area. Planned distribution of ore from the stockpiles is an extensive exercise which is carried out monthly by the strategic planning department to maintain optimal operations designed to maximize gold recovery. All of the underground ore is processed in the roaster.

ACID/ALKALINE POX CIRCUIT

The grinding circuit was developed in two phases with the total capacity of both phases being 17,500 stpd. In both circuits, the crushed ore is fed to semi-autogenous grinding (SAG) mills operating in closed circuit with pebble cone crushers. The SAG mill discharge is pumped to the ball mill circuit operating in closed circuit with a bank of cyclones. The overflow from the cyclones feeds a ball mill operating in closed circuit with a bank of cyclones. The cyclone overflow feeds one of the three thickeners that are common to both grinding circuits.

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The thickener underflow is fed to a series of acidulation tanks where sulphuric acid is added to reduce the carbonate content, thereby reducing the potential carbon dioxide gas that will be generated in the autoclaves.

The ground, acidified slurry is fed to a series of preheaters where hot steam is contacted with the new feed in order to preheat the material. The sulphide oxidation reaction is carried out under high pressure and temperature in autoclaves. High purity oxygen is also added as the oxidant. The autoclave discharge passes through a series of flash vessels to let down the pressure and is then sent to a series of tube and shell slurry coolers. The heat from the flash vessels is the primary steam source used for heating the slurry in the preheaters.

The autoclave products are very acidic due to the generation of sulphuric acid by the sulphide oxidation reaction that occurs in the autoclaves. The pH of the slurry is increased to at least 9.5 by the addition of milk-of-lime in a series of neutralization tanks, in order to operate the carbon-in-leach (CIL) circuit safely when adding cyanide (to minimize the generation of hydrogen cyanide gas).

As the carbonate levels in a portion of the Goldstrike ores have increased, Goldstrike has converted its autoclaves such that they can operate in an alkaline environment, as needed. Due to the high carbonate concentration, the autoclave reaction does not generate acid and the designated flash tank discharge, after being cooled in the slurry coolers, goes directly to CIL, bypassing the neutralization circuit.

The slurry from neutralization is pumped to one of two CIL circuits, each made up of eight tanks. Cyanide is added. The slurry flows by gravity through the series of eight tanks and carbon is pumped counter-current to the slurry. From the first tank, carbon is transferred to the elution and refining circuit for recovery of the gold. The slurry exiting the eighth tank in the series is sent to a cyanide destruction circuit, which uses Caro’s acid as the cyanide destruction medium, and then pumped to the tailings storage facility.

The loaded carbon is transferred to acid wash tanks where inorganic materials are removed and then to carbon strip vessels where it is soaked in a solution containing cyanide and sodium hydroxide. Hot fresh water is then pumped through the carbon,

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under pressure and at elevated temperature, to strip the gold from the carbon. The pregnant solution containing the gold is forwarded to the electrowinning and gold smelting circuit. The stripped carbon is transferred to the carbon regeneration kiln where organic contaminants are removed before the carbon is returned to a CIL circuit.

ROASTER OPERATION

Fluid bed roasters were constructed to treat carbonaceous refractory ores that could not be treated effectively by the existing POX circuit at Goldstrike. The roasters use high purity oxygen to react with organic carbon and sulphide sulphur prior to processing in a conventional CIL circuit.

After crushing, the ore is conveyed to one of the two grinding circuits. Lime and/or coal is added for roaster fuel and fed to the double rotator dry grinding mill. The ore is dried and then flows toward the centre of the mill where it is removed through screens for classification into product size material. The roaster material has a target product size of 80% passing (P80) 74 µm.

The ore is primarily oxidized in the first stage of the roasters and then solids discharge by gravity continuously to the second stage. The temperature is maintained in the range of 524oC to 561oC. Oxidation is essentially completed in the second stage, achieving approximately 99% oxidation of the sulphide sulphur and 89% oxidation of the organic carbon. Material from the second stage of the roaster discharges by gravity to the calcine quench system.

The exhaust gas from each stage is classified using dry cyclones. The coarse material recovered from the exhaust gas is returned to the roaster for further treatment and the fine material is forwarded to gas quenching and final dust scrubbing. The off-gas from the final dust scrubbers from both circuits are recombined for final off-gas cleaning. The final gas cleaning circuit removes mercury, sulphur dioxide, carbon monoxide, and nitrous oxides. The gas then exits through a stack to the atmosphere.

The treated calcine from the roaster is sent to a quench tank to reduce temperature. Water recovered from the neutralization circuit is used to cool the calcine. The slurry feeds neutralization tanks where milk-of-lime is added for pH control in order to safely leach the ore with cyanide. After leaving the neutralization tanks, the material is sent to a thickener to recover excess water for cooling and reuse in the quench tanks. The thickener underflow reports to the roaster CIL circuit.

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The slurry from neutralization tanks is pumped to a CIL circuit, which has six agitated tanks. Activated carbon is pumped counter-currently from the sixth tank to the first tank. The carbon then is transferred to a loaded carbon holding bin and taken to the main elution and refining operation located adjacent to the POX operations. The slurry exiting the final CIL tank is sent to a cyanide destruction reactor before being transferred to the tailings storage facility.

RECOVERY

Barrick has developed recovery calculations based on evaluation of historical data. They have changed over time as the ore and operations have changed. The most recent recovery calculations for the autoclave are shown in Table 1-7 and the recovery calculations for the roaster are shown in Table 1-8.

TABLE 1-7 ALKALINE CATS RECOVERY CALCULATIONS FOR LOM PLAN

Barrick Gold Corporation– Goldstrike Mine

Head Grade (oz/s)t	Equation
HG > 1.3	Rec. = 95.0 percent - 6.86
0.28 < HG <= 1.30	Rec. = 6.4334*HG*HG*HG - 23.02*HG*HG + 28.56*HG + 82.247 - 6.86 - 1.5
0.065 <= HG <= 0.28	Rec. = 661.36*HG*HG*HG - 628.91*HG*HG + 208.23*HG + 65.114 - 6.86 - 1.5

TABLE 1-8 ROASTER RECOVERY CALCULATIONS FOR LOM PLAN

Barrick Gold Corporation – Goldstrike Mine

Head Grade (oz/st)	Equation
HG > 1.15	Rec. = 93.0 percent + 0.3 + As Impact
0.35 < HG <= 1.15	Rec. = 3.1719LN(HG) + 92.592 + 0.3 + As Impact
0.125 < HG <= 0.35	Rec. = -95.006*HG*HG + 67.038*HG + 77.446 + 0.3 + As Impact
0.055 <= HG <= 0.125	Rec. = -1017.2*HG*HG + 377.14*HG + 53.439 + 0.3 + As Impact
As Impact (>1,200 ppm) = -0.0000004*As*As - 0.0005*As + 1.176

The process recovery for the roaster ranged between 84% and 90% and the autoclave recovery was between 67% and 86%.

RPA has completed an analysis of historical data and confirmed that the recovery estimates are reasonable.

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MARKET STUDIES

Gold is the principal commodity at Goldstrike and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. The doré produced at Goldstrike is shipped to commercial refineries, which are located in a major city like Salt Lake City, Utah.

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

The Goldstrike operations consist of operating open pit and underground mines plus process plant facilities. The mines and the corporation have environmental groups and management systems to ensure that the necessary permits and licences are obtained and maintained. These groups also carry out the required monitoring and reporting required.

TAILINGS STORAGE FACILITY

Tailings from both the POX and roaster operations are deposited in the North Block Tailings Disposal Facility (NBTDF) located immediately to the east of the roaster facility and the Meikle mine. The NBTDF operates as a zero discharge facility under a Water Pollution Control Permit with the Nevada Division of Environment Protection (NDEP). The NBTDF is expanded approximately every two years and is currently permitted through a Stage 9 expansion in 2011.

PROJECT PERMITTING

The BLM issued the Draft Environmental Impact Statement (EIS) (BLM/NV/EK/PL-GI-08/22 + 1793) on August 22, 2008. Subsequently, the BLM issued an abbreviated Final EIS (BLM/NV/EK/ES-GI-09/10 + 1793) on March 27, 2009; it includes comments, responses to comments, and revisions to the Draft EIS. The approval of this EIS ensured the continuance of mining and processing for the Goldstrike operations.

CAPITAL AND OPERATING COST ESTIMATES

CAPITAL COSTS

Current LOM capital costs for the Project are estimated to be $1.793 billion. The major capital cost for the open pit will be the capitalized waste stripping, which is estimated to be $360 million. Expansion of the process facilities is estimated to be $264 million, which consist primarily of replacement capital. Underground mine development is projected to be $122 million.

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OPERATING COSTS

Open Pit

The total open pit operating cost has been estimated by RPA to be approximately $667 million over the remaining mine life. Over the same time period, the average operating cost per ton is estimated to $1.59 per ton mined, and a projected open pit mining cash cost is estimated to be $91 per ounce of the total gold ounces produced from the Goldstrike open pit and stockpiles.

Underground

The total operating cost has been estimated to be approximately $1.2 billion over the remaining mine life. Over the same time period, the average operating cost per ton is estimated to be $103 per ton mined, and the cash cost is estimated to be $577 per ounce of gold directly produced from the underground operations.

Processing—General and Administration (G&A)

The total operating costs for the processing department and G&A were estimated to be $4.34 billion and $775 million, respectively. A total of 38.6 million short tons of ore supplied by other Barrick projects and contract ore is planned to be milled by the Goldstrike Project. Goldstrike also acts as the principal mine administration facility for Barrick’s northern Nevada exploration and production projects.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) and Franco-Nevada Corporation (Franco-Nevada) to prepare an independent Technical Report on the Goldstrike Mine (the Project), in Eureka and Elko Counties, Nevada, USA. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Project. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and projects across five continents. Franco-Nevada is a Canadian publicly traded company focused on gold royalties and revenue streams. The Goldstrike Mine property is located within the northern “Carlin Trend” on the western flank of the Tuscarora Mountains in Eureka and Elko Counties, northeastern Nevada, USA, approximately 38 mi northwest of Elko and 27 mi north-northwest of the town of Carlin.

The Goldstrike Mine contains both open pit and underground operations. The Betze-Post open pit is a large scale operation utilizing a traditional truck and shovel fleet. The current open pit production plan shows that 47.6 million tons of ore grading 0.108 oz/st Au will be mined between 2012 and 2025. The ultimate pit will measure approximately two miles east to west, 1.5 mi north to south, and have an average depth of approximately 1,300 ft. The underground mine consists of ten separate zones stretching over a length of 12,000 ft and a vertical distance from 600 ft to 1,925 ft below surface. Underground mine production is planned from the Rodeo, Meikle, North Post, and Banshee mine areas. Underground Mineral Reserves totalling 11.9 million tons at 0.255 oz/st are projected to sustain the mine operations until 2020. Barrick maintains a second mining plan which includes conversion of resources and totals 18.1 million tons grading 0.277 oz/st Au and has projected production between 2012 and 2024.

SOURCES OF INFORMATION

RPA visited the open pit between December 7 and 9, 2010, and the underground operation between December 13 and 15, 2010. The RPA team consisted of the following members:

•	Wayne Valliant, Principal Geologist

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•	Stuart Collins, Principal Mining Engineer

•	R. Dennis Bergen, Associate Principal Mining Engineer

•	Chester Moore, Principal Geologist

•	Kevin Scott, Principal Metallurgist with RPA

During the visit, discussions were held with the following people:

OPEN PIT

•	Dan Banghart, Open Pit Mine Manager

•	Jim Byars, Senior Production Geologist

•	Russ Downer, Open Pit Engineering Superintendent

•	Richard Hipsley, Chief Geologist – Exploration

•	Theophilus Kandawasvika, Mining Engineer

•	Lynnette Kleinsasser, Reserve Modeller

•	Robert Malloy, Senior Database Administrator, Barrick Gold Exploration Inc.

•	Keith Testerman, Senior Mine Geologist, Open Pit Division

UNDERGROUND

•	Nigel Bain, Mine Manager

•	Don Colli, Senior Geological Advisor

•	Todd Esplin, Superintendent Metallurgical Services

•	Jodi Esplin, Chief Metallurgist

•	Jeff Evans, Chief Geologist

•	Joe Giraudo, Environmental Superintendent

•	Erik Langenfeld, Senior Geologist

•	Janna Linebarger, Senior Systems Engineer

•	Julian Manuel, Senior Geologist

•	Sam Marich, Chief Engineer

•	Brandon Short, Senior Long Range Engineer

•	Graeme Stroker, Senior Geologist

•	Gilles Tousignant, Senior Geologist

•	Mark Wonenberg, General Supervisor, Metallurgical Services

•	Steve Yopps, Metallurgical Manager

The Goldstrike Betze-Post and Meikle operations have been the subject of resource/reserve technical audits as follows:

•	December 2008, Mineral Reserve & Resource Review, Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA, a predecessor company to RPA)

•	June 29, 2008, 2008 Mid-year Model Review, Resource Modeling Inc.

•	January 2006, Reserve Procedure Audit, Scott Wilson RPA.

•	February 7, 2005, Review of Mineral Reserve Estimation Procedures, Scott Wilson RPA November 2004, Sarbanes Oxley Review, Scott Wilson RPA

Mr. Valliant is responsible for the overall preparation of this report and reviewed the geology, sampling, assaying, and resource estimate of the open pit part of the operation described in Sections 7 to 12 and 14. Mr. Moore reviewed the geology, sampling,

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assaying, and resource estimate of the underground part of the operation described in Sections 7 to 12 and 14. Mr. Collins reviewed the mining practices, reserve estimate, and economics of the open pit division and is responsible for the open pit portions of Sections 15, 16, 18, 19, 21, and 22. Mr. Bergen reviewed the mining practices, reserve estimate, and economics of the underground division and is responsible for the underground portions of Sections 15, 16, 18, 19, 21, and 22. Mr. Scott and Dr. Kathleen Ann Altman, P.E., Principal Metallurgist with RPA, reviewed the metallurgical and environmental aspects of the operation and is responsible for Sections 13, 17, and 20.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the Imperial system. All currency in this report is US dollars (US$) unless otherwise noted.

µm	micron	k	kilo (thousand)
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
A	ampere	kWh	kilowatt-hour
a	annum	L	litre
bbl	barrels	L/s	litres per second
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	mi	mile
cal	calorie	min	minute
cfm	cubic feet per minute	mph	miles per hour
d	day	MVA	megavolt-amperes
dia.	diameter	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	oz/st	ounces per short ton
ft/s	feet per second	oz	Troy ounce (31.1035g)
ft2	square foot	ppm	parts per million
ft3	cubic foot	psia	pounds per square inch absolute
g	gram	psig	pounds per square inch gauge
G	giga (billion)	RL	relative elevation
Gal	Imperial gallon	s	second
g/L	grams per litre	st	short ton
g/t	grams per tonne	stpa	short tons per year
gpm	Imperial gallons per minute	stpd	short tons per day
gr/ft3	grains per cubic foot	US$	United States dollar
hr	hour	USg	United States gallon
ha	hectare	USgpm	US gallons per minute
hp	horsepower	V	volt
in	inch	W	watt
in2	square inch	yd3	cubic yard
J	joule	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Barrick Gold Corporation (Barrick) and Franco-Nevada Corporation (Franco-Nevada). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by Barrick and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Barrick. The properties and mineral rights are owned or controlled through ownership of various forms of patents issued by the USA and by ownership of unpatented mining and millsite claims held subject to the paramount title of the USA. RPA has not researched property title or mineral rights for the Goldstrike Mine and expresses no opinion as to the ownership status of the property.

RPA has relied on Barrick for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Goldstrike Mine

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The Goldstrike Mine property is located within the northern “Carlin Trend” on the western flank of the Tuscarora Mountains in Eureka and Elko Counties, northeastern Nevada, USA, approximately 38 mi northwest of Elko and 27 mi north-northwest of the town of Carlin (Figure 4-1).

Barrick acquired the interest of Western States Minerals Corporation (Western States) in the Goldstrike Mine in December 1986. In 1994, Barrick Goldstrike Mines, Inc. (Goldstrike), a wholly-owned subsidiary of Barrick received patents under the General Mining Law to 1,793 acres of land on which the Betze-Post Mine, the Meikle Mine, and most of Goldstrike’s milling and beneficiation operations are situated. In June 1995, Goldstrike acquired title to 1,657.5 acres of public lands in a land exchange with the Bureau of Land Management (BLM) that were subject to Goldstrike’s unpatented millsite claims within or adjacent to Goldstrike’s mining and milling operation. A second land exchange to consolidate land ownership occurred between Goldstrike and the BLM in 1995. The Section 31 land exchange (BLM 1995) resulted in Goldstrike acquiring title to 1,279 acres of public land that was subject to Goldstrike’s unpatented mining claims within or adjacent to Goldstrike’s mining and milling operations.

On May 3, 1999, Newmont Gold Company (Newmont) and Goldstrike completed a transaction known as the asset exchange. The purpose of the asset exchange was to rationalize the ownership and control of both the surface and subsurface estates that were jointly owned by the parties and to reduce the number of complex agreements that were needed to permit efficient operation and development of properties owned by both companies.

As a result of these exchanges, Goldstrike obtained: (1) the land needed for the development of the west end of the Betze-Post open pit; (2) control of the open pit, including the right to backfill the pit; (3) control of other lands important to its security that were needed for waste rock facilities; and (4) the underground deposits adjacent to its Meikle and Rodeo mines. Current land ownership is shown in Figure 4-2.

The Goldstrike Mine area is composed of approximately 10,372 acres of surface rights of which approximately 1,922 acres are public lands administered by the Bureau of Land

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Management (BLM) and 8,450 acres are patented and private lands owned by Goldstrike. There are approximately 8,736 acres of mineral rights ownership/control made up of 1,962 acres of public lands and 6,774 acres of private land. These rights are owned or controlled through ownership of various forms of patents issued by the USA and by ownership of unpatented mining and millsite claims held subject to the paramount title of the USA.

Figure 4-3 shows the general surface arrangement of the property and the footprint of the Goldstrike mineralization relative to the property boundaries.

A total disturbance of 8,590 acres is currently authorized for the mine. The majority (88%) of the total authorized disturbance would occur on private lands owned by Goldstrike. The remainder (12%) of the authorized disturbance would occur on public lands administered by the BLM.

The Goldstrike property has various royalty shareholders with a nominal overriding Net Smelter Royalty (NSR) of between 4% and 5% and a Net Profit Interest Royalty (NPI) of between 2.4% and 6% over various parts of the property. Key royalty shareholders are Franco-Nevada and Royal Gold, Inc.

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FIGURE 4-1 LOCATION MAP

OREGON
IDAHO
McDermitt
Humboldt
Elko
GOLDSTRIKE
Wells
Winnemucca
Elko
Carlin
West Wendover
Washoe
CALIFORNIA
Pershing
80
Battle Mountain
Lovelock
Lander
Eureka
Churchill
White Pine
UTAH
Reno
Fallon
Austin
Eureka
Storey
Ely
CARSON CITY
Douglas
NEVADA
Lyon
Hawthorne
Mineral
Tonopah
Esmeralda
Nye
Lincoln
CALIFORNIA
Clark
Las Vegas
ARIZONA
N
Legend:
Major Highway
Road
County Boundary
Town/City
Capital City
0 40 80 120 160 200
Kilometres
0 20 40 60 80 100
Miles
Golden Sunlight
OREGON
MONTANA
IDAHO
UTAH
CALIFORNIA
NEVADA
Turquoise Ridge
GOLDSTRIKE
Marigold
Cortez/Cortez Hills
Bald Mountain
Ruby Hill
Round Mountain
June 2011

Figure 1-1

Barrick Gold Corporation

Goldstrike Mine

Elko & Eureka Counties

State of Nevada, U.S.A.

Location Map

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FIGURE 4-2 LAND OWNERSHIP

Legend:
Goldstrike Mine Operations Boundary
Publicly Owned (BLM) Land
Existing and Authorized Facilities Disturbance
Proposed Disturbance
Meikle Mine Area
North Block Tailings Facility
Proposed Goldstrike No. 3 Tailings Facility
Elko Co.
Eureka Co.
Proposed Pit Laybacks
Perimeter Buffer to Laybacks
Roaster Facility Area
Mill #4 Tailings Facility
Tailings Pipelines
Proposed Clydesdale Waste Rock Facility
Proposed Haul Road
Rodeo Mine Area
AA Tailings Facility
Betze Pit
Process/Support Facilities
AA Leach Pad (Reclaimed)
Bazza Waste Rock Facility
N
Disturbed areas shown outside of the BGM Mine operations boundary are Newmont Mining Corporation disturbances
Note: all non-BLM land is privately owned.
T 36N, R 49E
T 35N, R 49E
T 36N, R 50E
T 35N, R 50E
0 0.5 1.0
Metres
Figure 1-2
Barrick Gold Corporation
Goldstrike Mine
State of Nevada, U.S.A.
Land Ownership
June 2011
Source: Barrick Gold Corp., 2009.

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FIGURE 4-3 FOOTPRINT OF MINERALIZATION

N
MEIKLE
NORTH BLOCK TAILS
ROASTER
RODEO
AA TAILS
BETZE - POST PIT
PROCESS
ADMIN
BAZZA WASTE DUMP
ELKO
EUREKA
WATER TREATMENT PLANT
9
10
11
8
9
16
15
14
18
16
21
22
23
24
19
20
21
28
27
26
25
30
28
33
36
31
33

Legend:

- Property Boundary
- Open Pit Mineralization
- Underground Mineralization

0 2000 4000
Feet

Figure 1-3

Barrick Gold Corporation

Goldstrike Mine
Elko & Eureka Counties
State of Nevada, U.S.A.
Footprint of Mineralization

June 2011 ***Source: Barrick Gold Corporation, 2011.***

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

Goldstrike is accessed from Elko, Nevada, by travelling west approximately 26 mi on U.S. Interstate 80 to Carlin, Nevada, where State Route 766 provides access to the various mining operations, including Goldstrike. Access to the property is provided by access agreements with Newmont Mining Corporation that allow for the use of various roads in the area and a right-of-way issued by the BLM. Most of these roads are paved and well maintained.

CLIMATE

Annual temperatures range from minus 38ºF to plus 104ºF. Average annual snowfall averages 30 in., while annual rainfall averages eight to ten inches. The heaviest months of precipitation are during the winter, as snow, and in May and June, as rain. Summer precipitation occurs mostly as scattered showers and thunderstorms, making only a minor contribution to overall precipitation. The effect of climate on operations is minimal. Approximately two shifts per year are lost due to weather.

LOCAL RESOURCES

Goldstrike is located in a major mining region and local resources including labour, water, power, and local infrastructure for transportation of supplies are well established. The majority of the workforce lives in the nearby towns of Elko, Spring Creek, Carlin, and Battle Mountain.

The water for process and mining is delivered from dewatering production wells. The water supply is more than adequate for present and planned requirements. Active dewatering operations are required and a water management group is in place to carry out all dewatering including pumping, distribution, delivery, and disposal.

Barrick built a 115 MW natural gas-fired power plant that became operational in the fourth quarter of 2005. This allows Goldstrike the flexibility to provide power through a combination of self generation and market purchases.

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INFRASTRUCTURE

The surface rights secured for Goldstrike are sufficient to provide the necessary space required for all mining and quarrying activities. Enough land area also exists on the property to accommodate all foreseeable processing plants, tailings impoundments, and waste disposal areas.

Currently, the major assets and facilities associated with the Project are:

•	Underground and open pit mines with production from several mineralized structures.

•

The physical plant site including the administrative office complex and associated facilities, the open pit and underground mine workings and associated facilities, ore processing plants (autoclave pressure oxidation and roaster circuit) and associated facilities such as laboratories, ore stockpiles, waste dumps, coarse ore storage, tailings storage, workshops, and warehouses.

•	Facilities providing basic infrastructure to the mine, including electric power, water treatment and supply, and sewage treatment.

•	Surface and underground infrastructure including mine ramps, headframes, hoists, ventilation raises, maintenance shops, and mobile equipment fleets.

PHYSIOGRAPHY

The underground mine is located in the Great Basin of northeastern Nevada, USA. The mine is at an elevation of approximately 5,600 ft in the hilly terrain of the Tuscarora Mountains with elevations varying from 5,400 ft to 6,000 ft in the immediate area.

The combination of topography and a mid-latitude steppe climate, common to the Great Basin, has produced grass and shrub dominated vegetation. Disturbances to the vegetation, including overgrazing, large-scale range fires of the 1960s, past and present mining operations, and mineral exploration have converted much of the remaining native vegetation within the area to early non-native annuals, sagebrush, and rabbitbrush. Riparian vegetation exists in association with perennial stream flow in Bell, Brush, and Rodeo Creeks, as well as near springs located throughout the Little Boulder Basin.

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6 HISTORY

The following history of the Goldstrike property owned by Barrick was obtained from Keith Bettles’ report (Bettles, 2000).

The earliest gold mining activity in the northern part of the Carlin Trend occurred at the Bootstrap and Blue Star mines prior to the discovery of gold at Goldstrike. At Bootstrap, just northwest of Goldstrike, antimony was discovered in 1918, followed by gold in 1946. Gold was produced at the Bootstrap during 1957 to 1960. At Blue Star, immediately south of Goldstrike, gold was identified in 1957 in areas that had been mined for turquoise. At Goldstrike, the only evidence of early mining activities is small workings for mercury of unknown age, located along the Post fault zone, south of the Meikle deposit.

The first discovery of gold in the Goldstrike property was in 1962 by Atlas Minerals. Soil samples and drilling discovered low-grade gold mineralization. No further work was conducted until an increase in gold price was seen in 1973 to 1974, which led the Nevada Syndicate (funded by Lac Minerals) to re-evaluate the area. Using various exploration methods, shallow mineralization in the Long Lac and Winston areas was outlined. Polar Resources (Polar) in 1975, followed by Pancana Minerals Ltd. (Pancana) from 1976 to 1977, delineated the Number 9 deposit and several low-grade zones within the Goldstrike intrusion to the east of Nevada Syndicate property. From 1975 to 1977, Polar and Pancana operated a small open pit and heap leach.

In 1978, Western States Minerals Corporation (Western) entered into a 50/50 joint venture with Pancana, which had consolidated the various claims and leases in the Goldstrike area. The bulk of the production was from oxidized zones, chiefly from the Long Lac, Bazza, and West Bazza deposits, plus some production from deposits within the Goldstrike intrusion. The Post deposit was discovered in 1982. Exploration continued until 1986 when a deep core hole was drilled at Post and the Deep Post deposit was discovered.

American Barrick Resources Corporation acquired the mine and properties from Western States (50%) in December 1986 and subsequently purchased Pancana’s interest (50%) in January 1987 for a total purchase price of $62 million. An aggressive deep drilling program outlined the large, high-grade Deep Post deposit, which was

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subsequently found to continue onto the adjacent property owned by Newmont. Exploration drilling in 1987 to 1988 led to the discovery of a number of other deposits similar to Deep Post. These included Betze and Screamer which, together with Deep Post, comprise the Betze-Post deposit. Other discoveries in 1987 and 1988 included Deep Star, Rodeo, Meikle (previously named Purple Vein), South Meikle, and Griffin.

Additional drilling in 1987 and 1988 expanded the reserve to justify bringing the Betze-Post deposit into production by open pit methods. Even though the deposit was deep, the size and grade allowed for economic development. Heap leach ore production from the Betze-Post pit continued from the time of purchase to the end of 1998. Oxide mill ore processing started in August 1988 and the autoclave portion of the mill, which oxidizes sulphide ores, commenced operation in early 1990. The processing of ores by the roaster began in 2000.

The Meikle deposit, formerly known as the Purple Vein, is located approximately 1.5 mi north-northwest of Barrick’s Post-Betze deposit and is currently in production. The deposit is approximately 800 ft to 2,000 ft below the surface. Although there is very little gold at the surface above the Meikle, Rodeo/Goldbug, and Griffin deposits, there is extensive silicification of the rocks along fault zones and a weak arsenic anomaly has been detected in soil samples. The Meikle deposit was discovered in September 1989 when the tenth deep drill hole EX-89-4 intersected 540 ft of 0.41 oz/st Au from 1,305 ft to 1,845 ft. This hole was targeted at an inferred structural intersection associated with induced polarization (IP) geophysical and soil geochemistry anomalies. Gold mineralization is absent at surface (in contrast to the Post-Betze deposit), although the area was the site of small-scale mercury workings in the 1940s.

Discovery of the Rodeo and Griffin deposits were part of the original deep exploration program. Both predate the discovery of Meikle. The discovery of the Rodeo deposit was in June 1988 and Griffin in July 1988. Their development since discovery has been significantly aided by the knowledge gained from the Meikle mine and from the underground access from the Meikle mine. Underground drilling has focused on exploration and reserve development in the Meikle, Rodeo, and Griffin areas.

The 1999 Asset Exchange with Newmont resulted in the acquisition of the Goldbug (the southern portion of Rodeo), West Rodeo, Barrel, and North Post deposits. These deposits were in the Newmont land corridor separating the Betze-Post and Meikle mines. The Banshee property north of the Meikle was also part of the exchange.

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PAST PRODUCTION

Past production (tons hoisted) from the underground operations is listed in Table 6-1.

TABLE 6-1 PAST PRODUCTION - UNDERGROUND MINE

Barrick Gold Corporation – Goldstrike Mine

Year	Tons Produced (000)	Grade (oz/st Au)	Contained Gold (000 oz)
1996	161	0.584	94
1997	775	0.837	649
1998	877	1.098	963
1999	998	1.071	1,068
2000	1,257	0.724	909
2001	1,372	0.561	770
2002	1,635	0.427	697
2003	1,631	0.383	625
2004	1,573	0.401	631
2005	1,463	0.382	559
2006	1,420	0.373	530
2007	1,300	0.354	460
2008	1,388	0.342	476
2009	1,515	0.366	458
2010	978	0.307	300
2011	1,154	0.284	327

Total	19,497	0.488	9,516

Past production from the open pit mine is listed in Table 6-2.

TABLE 6-2 PAST PRODUCTION - OPEN PIT MINE

Barrick Gold Corporation – Goldstrike Mine

Year	Tons Mined (000)	Grade (oz/st Au)	Contained Gold (000 oz)
2004	9,434	0.156	1,472
2005	9,544	0.185	1,766
2006	8,519	0.177	1,508
2007	4,647	0.157	730
2008	12,952	0.155	2,008
2009	3,990	0.188	750
2010	13,734	0.134	1,840
2011	3,064	0.097	297

Total	65,883	0.157	10,370

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Mine production at Goldstrike has varied on an annual basis with the largest annual variance in production being the open pit mining where ore production is a function of the ore availability in the pit. The large annual variance is smoothed through the use of stockpiles. The total annual gold production and the total gold mined on an annual basis are shown in Table 6-3. The difference between the contained gold mined and the gold production is a combination of metallurgical recovery, material taken from stockpiles that existed before 2004, and other minor items such as the inclusion of the Storm site in reported Goldstrike production after the first quarter of 2010.

TABLE 6-3 PAST PRODUCTION – PLANT FACILITIES

Barrick Gold Corporation – Goldstrike Mine

Year	Gold Mined (000 oz)	Gold Produced (000 oz)
2004	2,103	1,943
2005	2,325	2,024
2006	2,038	1,865
2007	1,190	1,629
2008	2,484	1,706
2009	1,208	1,419
2010	2,140	1,239
2011	624	1,002

Total	14,112	12,827

Note: In 2011, approximately 86,000 ounces of gold were also recovered at Goldstrike from ore originating at the nearby Storm operation.

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7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The Goldstrike Mine is located in the eastern Great Basin (Basin and Range Province) within the northern Carlin Trend on the western flank of the Tuscarora Mountains. The Carlin Trend is an alignment of gold mines located in a northwest-southeast belt extending five miles wide and 40 mi long, which accounts for more gold production than any other mining district in the United States. The northern trends account for in excess of twenty gold mines and deposits.

Two regionally recognized assemblages comprise the sedimentary strata of northeastern Nevada (Figure 7-1). The western or siliciclastic assemblage consists of mudstone, chert, siltstone, and minor limestone and includes imbricate thrust slices of Devonian Slaven, Silurian Elder, and Ordovician Vinini formations. The eastern assemblage of carbonate rocks consists of calcareous mudstone, siltstone and sandstone of the Rodeo Creek unit, muddy limestone of the Devonian Popovich Formation, silty limestone to massive fossiliferous limestone of the Silurian-Devonian Roberts Mountains Formation, sandy dolomite of the Ordovician Hanson Creek Formation, quartzite of the Ordovician Eureka Quartzite, and limestone, cherty limestone, and dolomite of the Ordovician Pogonip Group.

Jurassic quartz diorite, as plugs, sills, and dikes, has intruded the Paleozoic sedimentary rocks. Contact metamorphism affects the sedimentary rocks adjacent to the larger igneous bodies and is evident in the formation of marble, calc-silicates, hornfels, and skarn. Dikes and sills of Jurassic monzonite and lamprophyre, and Tertiary dacite and rhyodacites, are mapped in the area. Miocene rhyolite flows occur to the west in Boulder Valley. Tuffaceous fluvial and lacustrine semi-consolidated sediments of the Tertiary Carlin Formation and Quaternary alluvium unconformably top the stratigraphic section.

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FIGURE 7-1 REGIONAL GEOLOGY

R49E
R50E
R51E
R52E
R53E
GOLDSTRIKE
N
T36N
T35N
T34N
T33N
Carlin
R50E
R51E
R52E
R53E
Legend:
Quaternary-Tertiary Cover
Tertiary Volcanics Undifferentiated
Tertiary Intrusive Rocks
Mesozoic Intrusive Rocks
Mesozoic Sediments
Mesozoic Volcanics
Paleozoic Overlap Assemblage Sediments
Paleozoic Eastern Assemblage Carbonate Sediments
Paleozoic Western Assemblage Siliceous Sediments
0 5 10
Kilometres

Figure 2-1

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Regional Geology

June 2011

Source: Murray et al., 2005

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The Antler orogeny extensively deformed Paleozoic rocks of the Great Basin in Nevada and western Utah during Late Devonian and Early Mississippian time. In the late Devonian some 350 million years B.P., the Antler volcanic island arc terrane collided with what was then the west coast of North America and the North American Plate. The collision zone is marked by the Carlin Trend and the Roberts Mountains Thrust. The siliciclastic rocks were thrust eastward over the carbonate rocks during the Antler Orogeny (Roberts Mountains Thrust). Mesozoic compressional deformation was also important regionally as indicated by various east and west as well as north-northeast and south-southwest verging thrusts. Tertiary faulting developed basins and ranges with the former subsequently filled with volcanics and sediments during Tertiary time. Gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The stratigraphic section is cut by a series of north-northwest, northwest, northeast and north-northeast striking high and low-angle faults with extensive fracturing, brecciation, and folding. These faults both control and displace mineralization, with evidence for both dip-slip and oblique-slip displacements. Jurassic and Tertiary intrusives utilized both high and low angle faults as they intruded the Paleozoic section. Cenozoic Basin and Range deformation most likely reactivated the majority of faults in the area.

In terms of their regional tectonic setting, the Carlin Trend gold deposits are hosted in carbonate rocks within a thick sequence of Paleozoic miogeosynclinal sedimentary rocks coincident with:

1)	the thinned western margin of the North American craton in early Paleozoic times;

2)	the west-central portion of the Lower Devonian Antler foreland basin;

3)	the east edge of deformation related to the late Paleozoic Humboldt orogeny;

4)	an area of Jurassic plutonism, metamorphism and deformation;

5)	the hinterland of the early Tertiary Sevier orogenic belt; and

6)	the broad zone of Eocene to Miocene calc alkaline magmatism and tectonic extension that occurred throughout much of the Great Basin.

The collision between Antler terrane and the North America plate induced higher crustal temperatures and pressures which produced numerous hot springs along the suture zone. Several episodes of subsurface magmatism are known to have occurred subsequent to the collision. During these episodes, and particularly during the Eocene epoch, hot springs brought dissolved minerals toward the surface, precipitating them out

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along fissures. Among these minerals were gold and silver. Most of the largest gold deposits lie within 350 ft of the Roberts Mountain Thrust at the base of the allochthon. Geochronologic study indicates that most of the gold in the Carlin Trend was emplaced over a short interval of time between approximately 42 and 36 Ma. Analyses of the sulphosalt galkhaite from the Rodeo deposit at Goldstrike have yielded a mineralization age of 39.8 ± 0.6 Ma.

PROPERTY GEOLOGY

OPEN PIT

At the Betze-Post open pit, the stratigraphic sequence from the base is as follows: Ordovician Vinini Formation siltstones, mudstones and cherts; Silurian-Devonian Roberts Mountains Formation silty/fossiliferous/laminated limestones and sedimentary breccias; Devonian Popovich limestones, limey mudstones and sedimentary breccias; and Devonian Rodeo Creek siltstones and argillites (Figures 7-2 and 7-3). These formations have been intruded by the Goldstrike diorite dike and sill complex as well as by Tertiary sills and dikes. The Vinini Formation rocks, which lie mostly east of the pit, have been thrust over the younger units along the Roberts Mountains Thrust that is exposed in the wall of the Betze-Post open pit. Unconformably overlying the older units are volcaniclastic sedimentary rocks, tuffs, and gravels of the Tertiary-aged Carlin Formation in turn succeeded by Quaternary alluvium.

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FIGURE 7-2 OPEN PIT GEOLOGY

N
0
1000
2000 ft
Post Fault Zone
reserve pit shell
12600 N
pl
sd
um
ws
cs
SDrm
Jki
Ov

LEGEND

cs	calc-silicate alteration
Jki	Jurassic Goldstrike sill complex
Drc	Devonian Rodeo Creek unit
um, sd, pl, ws	Devonian Popovich Limestone
SDrm	Silurian-Devonian Roberts Mountains Formation
Ov	Ordovician Vinini Formation

Upper muddy limestone (**um**) consists of thin to medium bedded muddy limestone.

Soft-sediment deformation unit (**sd**) consists of thick to medium bedded muddy to micritic limestone with occasional soft-sediment deformation features.

Planar unit (**pl**) consists of thin planar bedded muddy limestone.

Figure 2-2

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Betze-Post Open Pit Geology Plan (4,440 Ft. Elevation)

June 2011

Source: Barrick Gold Corp., 2008.

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FIGURE 7-3 OPEN PIT GEOLOGY CROSS SECTIONS

N
Post Fault Zone
end of 2004
Ov
Roberts Mtns Thrust
Drc
um
sd
pl
ws
Dp
mineralized envelope
SDrm
cs
Geologic Cross Section, 12600 North
0
1000
2000 ft.

Figure 2-3 **Betze-Post Open Pit East-West Geology Cross Section**

N
Dec 04 reserve pit
end of 2004
Roberts Mtns Thrust
Ov
Drc
um
sd
pl
ws
Dp
SDrm
mineralized envelope
Geologic Cross Section, 7000 East
0
1000
2000 ft.

Figure 2-4 **Betze-Post Open Pit North-South Geology Cross Section**

NOTE: (December 2004 Reserve Pit)

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Betze-Post Open Pit Geology Cross Sections

June 2011

Source: Barrick Gold Corp., 2008.

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The Slaven, Elder, and Vinini formations contain similar lithologies and are collectively referred to as the Vinini Formation. The regional Roberts Mountains Thrust fault separates the Vinini Formation and the Rodeo Creek unit. The Rodeo Creek unit has been subdivided into four units: (1) a lower calcareous mudstone-argillite unit; (2) a calcareous sandstone unit; (3) a calcareous mudstone, siltstone, and argillite unit; and (4) an upper carbonaceous limestone unit.

The Popovich Formation is subdivided into four units: (1) the lower Wispy unit, which consists of wispy laminated muddy to silty limestone with abundant interbedded debris flows; (2) the planar unit consisting of thin planar bedded muddy limestone, (3) the soft-sediment deformation unit of thick to medium bedded muddy to micritic limestone with occasional soft-sediment deformation features, and (4) the upper muddy limestone unit consisting of thin to medium bedded muddy limestone. The Roberts Mountains Formation is subdivided by a facies change from north to south. In the south, from the Betze-Post open pit through the Rodeo underground mine, a thin bedded, planar laminated silty limestone basinal facies predominates with an upper coarse wispy laminated horizon. To the north of the Rodeo underground mine, the Bootstrap massive fossiliferous limestone is present. This facies relationship reflects a Roberts Mountains high related to reef development along the Paleozoic continental margin. The Popovich Formation thins to the north in response to the Roberts Mountains high, and both the Popovich and the Roberts Mountains units show local facies transitions with the Bootstrap limestone. At Betze-Post through Rodeo, there is a full section of Popovich, but at the north end of Meikle, only the upper member of the Popovich is present. The Roberts Mountains high at Meikle has been exaggerated by high and low angle reverse faulting.

The Hanson Creek Formation is a medium to thick bedded to massive dolomite to sandy dolomite. Drilling to date on the property has intercepted only the top of the Hanson Creek Formation. The Eureka quartzite is a massive to thinly bedded orthoquartzite with local lenses of dolomite. The Pogonip Group contains thin to thick bedded limestone, cherty limestone, and dolomite. The Eureka quartzite and Pogonip Group have not been intercepted with drilling on the property but occur in outcrop to the southeast.

ALTERATION

Pre-mineralization alteration includes dolomitization of limestones and migration and maturation of hydrocarbons. Jurassic intrusive rocks are extensively sericitized, which

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may be due to retrograde metasomatic alteration in a pre-mineralization Cretaceous hydrothermal event. From east to west, the Deep Post is affected by argillic alteration, the Betze deposit by decarbonatization of its upper zone and silicification of the lower zone, with similar but weaker alteration affecting the Screamer deposit. Decarbonatization (decalcification) produced extensive zones of permeable collapse breccias, ground preparation for hydrothermal fluids and gold bearing pyrite mineralization. Ore stage alteration was accompanied by illite and quartz deposition followed by late quartz and kaolinite.

STRATIGRAPHY AND STRUCTURE

Structures on the property record a complex history of contractional and extensional tectonics and later reactivation during successive periods of deformation. Stratigraphic formations have gentle dips except in the vicinity of high angle faults and along the western margin of the Goldstrike Stock where bedding may be steeper. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post open pit.

The strata are cut by a series of Tertiary north-northwest, northwest, northeast, and north-northeast striking high and low angle faults accompanied by extensive fracturing, brecciation, and drag folding. Primary high angle faults strike north-northwest and dip east and west. Secondary faults strike east to east-northeast and dip north. These faults both control and displace mineralization, with evidence for both dip-slip and oblique-slip displacements. The most prolific structure in the district is the Post Fault Zone, which is approximately 250 ft wide, and has over 2,000 ft of normal displacement at Betze-Post open pit and approximately 1,300 ft of normal displacement to the north at the Meikle deposit. The Carlin Formation basin east of the Post Fault is a good local example of Cenozoic deformation, with normal offsets up to 1,000 ft on east and west dipping Post-parallel faults.

Gold mineralization in the open pit occurs at fault intersections as well as where faults intersect anticlinal fold axes in decalcified rocks such as sedimentary and collapse breccias in the lower Popovich limestone.

UNDERGROUND

As in the Open Pit, the geology of the underground deposits is characterized by two regional lithologic assemblages: (1) the “eastern” or carbonate assemblage of the

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Devonian Popovich and Silurian-Devonian Roberts Mountains Formations, and (2) the transitional Rodeo Creek Formation (Figure 7-4). The allochthonous western assemblage, which includes the Ordovician Vinini, Silurian Elder, and Slaven Chert formations, is also present but does not host any of the underground ore bodies.

A brief description of the formations starting from the base and moving upwards is taken from Linebarger (2010):

•

Roberts Mountains Formation: Underlies most of the property and is mineralized when strongly brecciated or intersected by structural features. The Roberts Mountains Formation is predominantly a thin-bedded silty limestone, which is locally dolomitic. This limestone transforms into shallow water reef and shoal facies informally termed the Bootstrap Limestone to the north and northeast. The Bootstrap Limestone at Meikle occurs as a series of structural highs, upon which the Popovich and Rodeo Creek formations were deposited in an overall progradational environment. Gold mineralization is hosted primarily in rocks derived from the Bootstrap Limestone.

•

Popovich Formation: The Popovich Formation is a major host for gold mineralization, particularly in the southern mining areas such as the Rodeo deposit. Rocks of the Popovich setting are typically carbonaceous, somewhat permeable, and are part of a marine slope facies. They were products of a shallower water depositional environment than the Vinini Formation and the other western assemblage siliciclastics. This formation overlies the Roberts Mountains Formation and is subdivided into four distinct units (described from base):

•

WS: The dominant mineralization host in the Rodeo Lower Zone. It is a grey silty limestone with distinct undulation laminations intercalated with debris flow horizons. A clast supported collapse breccia often occurs near the base.

•	PL: A minor mineralization host in the Rodeo Lower Zone but the predominant host of the Barrel Zone. It is a black to dark grey, fine grained, variably calcareous, and fossiliferous mudstone.

•

SD: Light grey, thickly bedded micritic limestone that hosts some of the Barrel mineralization and is a minor host to the Rodeo Upper Zone. It displays distinctive swirled bedding, but the base can be fresher and better bedded than upper sections.

•

UM: The Upper Mud is the dominant host for Rodeo Upper Zone mineralization, for mineralized lamprophyre dykes in the South Meikle Zone, and for west dipping dykes in the South Griffin Zone. Characterized by finely bedded limey mudstone, it is interlayered near the upper contact with mudstone beds. There are sub-units of finely disseminated pyritic lamina and cherty and debris flow lenses.

•

Rodeo Creek Formation: Overlies the Popovich Formation and underlies the Roberts Mountains Thrust (RMT). This formation is represented by a sequence of argillites and a locally mineralized package of silts and sandstones (Bazza Sand). The rocks of the Rodeo Creek are slightly calcareous but much less so than those rocks of the carbonate assemblage and represent a deep water transitional facies between the eastern and western assemblages. It is the host to the Griffin and Griffin West zones. It is divided into three units (described from base to top).

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•

AM: The generally barren Lower Argillite unit could host narrow mineralization within silty interbeds if intersected by favourable structures. Composed of thick layers of fine to medium grained carboniferous mudstone and siltstone alternating with thin layers of fine grained siliceous mudstone.

•

BS: The Bazza Sands unit forms the main host for the East Griffin and West-Griffin deposits. It is composed of well bedded siltstone and sandstone beds and typically contains a narrow sub-unit of argillite called the Middle Argillite.

•	AA: A poor host for mineralization, the Upper Argillite shares characteristics with the Lower Argillite but with thinner bedding.

•

Intrusives: Jurassic-aged Rhyodacite Porphyry (MP), lamprophyre (LA) and Tertiary Rhyodacite Biotite Feldspar Porphyry (BFP) dykes and sills occur at various orientations. The MP and BFP host no significant mineralization. Mineralization is found in or near east and west dipping LA, the South Meikle Extension, South-Griffin, and the Rodeo Upper and Lower zones.

STRUCTURE

The fracturing, brecciation, folding, and mineralization observed underground is primarily controlled by high angle north-northwest and north-northeast trending fault systems. The most prominent system is the Post Fault Zone (PFZ) that strikes N30ºW and dips steeply to the east. The PFZ is a normal fault that down-drops the formations hundreds of feet and marks the eastern edge of known mineralization from Banshee to Betze-Post. North-northwest striking and west-northwest striking low angle faults also influence ore emplacement.

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FIGURE 7-4 UNDERGROUND GEOLOGY LONG AND CROSS SECTIONS

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MINERALIZATION

Gold mineralization was emplaced approximately 39 Ma ago along favourable stratigraphy and structural features such as faults and folds, and along contacts between sedimentary rocks and the Goldstrike stock. Faulting provided major conduits for mineralizing fluids and may also have produced clay alteration that can act as a mineralizing barrier. Intense fracturing around the contact zone of the Goldstrike stock caused solution collapse and brecciation of the surrounding sedimentary units. Secondary fracture permeability was generated along the crests of anticlines, creating focal points for collapse breccia and dissolution zone formation. Finally, lithology and alteration contacts act as permeability barriers to fluids causing mineralization to pond along them particularly where feeder structures intersect these contacts. Alteration is characterized by decalcification of limestone, silicification of all rock types, and clay development in structurally disturbed areas.

The gold mineralization is associated with silicification, argillization, and sulphide mineralization with little or no oxide mineralization remaining. In sulphide ore, the gold is intimately associated with very fine-grained pyrite and marcasite and is refractory. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the historic Post Oxide deposit. Associated sulphide minerals include arsenopyrite, realgar, orpiment, and stibnite. Gangue minerals include quartz, calcite, and barite. Realgar and orpiment are generally low in abundance; however, these minerals are locally common in stockwork veinlets, fracture fillings and breccia matrices.

OPEN PIT

The Betze-Post mineralization, the largest deposit in the Carlin Trend, is subdivided into sub-deposits which, from east to west, are the Deep Post, Post, Betze, West Betze, and Screamer. Other zones within the pit are North Betze, West Barrel, and North Screamer. The locations of the mineralized zones are illustrated in Figure 7-5.

Overall, the open pit deposits consist of five stacked zones which, when combined, average 500 ft thick and 600 ft wide but may attain a thickness of 700 ft, a width of 1,100 ft, and a length of 3,400 ft.

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FIGURE 7-5 OPEN PIT ZONE LOCATIONS

Barrel
Rodeo
West
North
North Post
North
AntiPost
West Betze
Screamer
Post
Betze
Deep Post
N
0 500 1000 1500 2000
Metres

Figure 2-5

Barrick Gold Corporation

Goldstrike Mine

State of Nevada, U.S.A.

Location of Mineralized Zones Within the Open Pit

June 2011

Source: Murray et al. (2005)

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Five generations of pyrite mineralization have been recognized at the Betze-Post open pit. Early stages of diagenetic pyrite, and coarse grained pyrite in the metamorphic aureole of the Goldstrike diorite, are barren. Early hydrothermal, very fine grained pyrite and marcasite grains of the third generation are coated by a 25 µm thick rind and cut by micro-veinlets of arsenic and gold bearing pyrite of the fourth generation. Barren, late hydrothermal coarse grained pyrite and marcasite is accompanied by barite and stibnite. Sulphides make up approximately 5% by weight of the ore, locally up to 20%.

The gold bearing arsenian pyrite may be subdivided into coarse grained sulphides at ±200 µm diameter and fined grained at 10 µm to 20 µm, with the latter carrying proportionately much more gold. Gold at 0.05 µm to 0.1 µm is occluded in the iron sulphides. Approximately 10% to 20% of the gold is free, 20% to 30% is held in the fine grained pyrite/marcasite, a few percent is contained in coarse pyrite, and the balance is in very fine pyrite associated with clay.

Mineralization types are described by Leonardson and Rahn (1996) as:

•

Disseminated carbonaceous mineralization, sulphide breccia and siliceous sulphide breccias in the decalcified Popovich limestone consisting of carbonaceous siltstone and grey breccia with quartz veining and marcasite blebs accompanied by high values of Hg, Cr, Zn, and Cu. This type of mineralization occurs as an upper tabular zone of the Popovich Formation and carries high gold grades.

•

Siliceous stibnite breccia mineralization in limestone occurs as tabular zones up to 300 ft long and 150 ft thick and is characterized by partially brecciated, silicified limestone with disseminated pyrite and late stibnite occurring as coatings on pyrite and fractures and as vein and vug fillings with barite. This type is rich in Sb with moderate Hg, Tl, As, Ba, and Zn.

•

Seam mineralization is rich in realgar and orpiment and occurs as dark decalcified fractures and argillaceous zones in blocks of sheared marble and calc-silicate rocks at the Goldstrike intrusive margin.

Late stage mineralization is characterized by stibnite and barite in silicified zones and realgar, orpiment, calcite, marcasite, and rare fluorite in argillized zones. Other late stage minerals are pyrite, marcasite, gypsum, apatite, siderite, dolomite, sphalerite, and millerite.

Carbon content in the deposits is highly variable and carbon occurs generally in the Popovich Formation, except in the east area of the pit where it is removed or destroyed by contact metamorphism along the Goldstrike intrusive.

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Mineralization may be predominantly oxides, sulphides, or refractory or carbonaceous sulphides. Supergene alteration extends up to 655 ft in depth resulting in oxide mineralization which overlies the refractory sulphides. Alteration has liberated gold by the destruction of pyrite and resulted in the formation of oxide and secondary sulphate minerals, which include goethite, hematite, jarosite, scorodite, alunite, and gypsum. The alteration is deepest in the Post deposit due to extensive fracturing and high pyrite content.

UNDERGROUND

Gold mineralization in the underground mine is subdivided into Meikle, Griffin, Rodeo, Barrel, Banshee, and North Post deposits and sub-deposits (Figure 7-6). The sulphide mineralization is associated with silicification and argillization, and there is little or no oxide mineralization remaining. In sulphide mineralization, the gold is intimately associated with very fine-grained pyrite and marcasite and is refractory. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the historic Post Oxide deposit. Associated sulphide minerals include arsenopyrite, realgar, orpiment, and stibnite. Gangue minerals include quartz, calcite, and barite. Realgar and orpiment are generally low in abundance; however, these minerals are locally common in stockwork veinlets, fracture fillings, and breccia matrices.

The orientation of the mineralization is different in each zone. Meikle, Meikle-East, Extension, Rodeo, and East-Griffin are characterized by steep and shallow angle east-dipping mineralization. South Griffin and part of Lower Rodeo are more moderately west dipping. South Meikle, West Griffin, and Barrel mineralization are relatively flat lying.

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FIGURE 7-6 UNDERGROUND LONGITUDINAL SECTION

Use new version.

.\.\.\1622-Barrick Gold Corporation 2010 Reserve Audits\From Client\Goldstrike\UG\2010reserves-11X17 Plan Section RPA.PDF

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MEIKLE

Collapse and hydrothermal breccias in the Bootstrap Limestone member of the Roberts Mountains Formation, and to a lesser extent, the Popovich Formation are the dominant host for gold mineralization at Meikle. Breccia geometries are complex, with multiple breccia types observed. Mineralization is predominantly hosted in a breccia derived from a zone of dolomitic alteration that mantles the Bootstrap Limestone. Dolomite and other carbonate rich rocks occurring within the host breccia have been completely digested and replaced by silica. The gold enriched pyrite is disseminated throughout the siliceous breccia host. A rhyodacite dike, which pre-dates mineralization, also occurs in the Main Zone.

The Meikle deposit is divided into five distinct zones: Main Zone, East Zone, Meikle Extension, South Meikle, and the Lamprophyre Zone. The Main Zone, East Zone, and Meikle Extension parallel the PFZ and exhibit pipe-like geometry, which dip at high angles to the east. The Main Zone and East Zone are the high grade zones in the deposit. The South Meikle and Lamprophyre zones have a flatter geometry with a possible stratigraphic component along the Rodeo Creek-Popovich contact. A second component exhibits a pipe-like geometry, which dips 50o to 75o west.

The Main Zone parallels the PFZ and strikes N30°W. It has a strike length of 1,200 ft, an average thickness of approximately 300 ft, and extends from the 4,600 ft to the 3,200 ft elevation. The host breccias occur between a rhyodacite porphyry dike in the hanging wall and a block of Bootstrap Limestone in the footwall. These breccias are highly silicified and pyritized. Locally, large unmineralized dolomite blocks occur within the breccia, which often divide the mineralized zones. The mineralization proximal to the limestone footwall is very high grade in the dolomite breccias, dropping to low grade in the hanging wall rhyodacite dike.

The N30ºW striking East Zone mineralization occurs south of where the Post Fault is cut by northeast faults. It extends from the 4,400 ft to 3,300 ft elevation, with a strike length of 700 ft and an average thickness of approximately 80 ft. The zone contains several rhyodacite, dacite, and lamprophyre dikes with highly silicified and pyritized breccias similar to the Main Zone. The similar orientation and alteration of footwall breccias allowed for the incorporation of the East Zone into the Main Zone model.

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The South Meikle Zone is subparallel to and west of the East Zone, over a strike length of 1,400 ft. It has a relatively shallow dip and extends from 4,350 ft to 4,650 ft elevation, with an average thickness of approximately 50 ft. It is located directly above and west of the Bootstrap Limestone structural block. Economic grade mineralization occurs in lamprophyre bodies, adjacent silicified breccias, and on the west side also in the Bazza Sands unit. Lamprophyre dikes were emplaced along moderate to high angle structures and locally follow bedding and/or contacts within carbon rich Popovich and overlying Rodeo Creek mudstone and siltstone.

The Meikle Extension Zone represents the southeast portion of the deposit and parallels the Post Fault system. It is discontinuous over a 1,500 ft strike length, with an average thickness of approximately 40 ft and extends from 4,400 ft to 3,200 ft elevation. This zone marks the transition between the wide and high grade breccia lenses to the north and the East Griffin North Zone to the south. The mineralization is similar to that observed in the East Zone to the north, but is higher grade and becomes hosted in an east dipping lamprophyre dike further south. This lamprophyre dike is the footwall of an east dipping barren biotite-feldspar porphyry dike. The host rocks and limited thickness distinguish the Meikle Extension Zone from the East Zone.

The Lamprophyre Zone is the extension of the South Meikle Zone through and above the Main Zone, shows a north-northeast trend, and has been incorporated into the west dipping South Meikle model. The average thickness of this zone is approximately 30 ft, from elevation 4,650 ft to 4,400 ft, and along a strike length of 550 ft. The Lamprophyre Zone has a flat lying stratigraphic component along and underneath the Rodeo Creek-Popovich contact. A second component exhibits a pipe-like geometry and dipping of 50o to 75o to the west. This second component splits the Main Zone in two lenses in the west sector of this deposit.

GRIFFIN

The Griffin deposit includes four geologically distinct domains: Breccia-hosted (formerly described as the North Griffin), Bazza Sands (formerly described as the Griffin Main Zone), West Griffin, and the Lamprophyre Zone. Each zone contains typical Carlin-style gold mineralization captured in fine-grained iron sulphides. Silica-replaced breccias similar to those at Meikle, calcarenites, and lamprophyre are the various host rocks, each dominant in its respective domain. Feeder, boundary, and offsetting structures are the primary controls to mineralization in every case throughout Griffin.

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The Griffin Breccia-hosted domain contains similar rocks as the Meikle East Zone. It extends from elevation 4,400 ft to 3,200 ft, with an average thickness of approximately 50 ft and a strike length of 900 ft. Limestones of the Popovich Formation, and possibly of the Bootstrap unit, comprise the main source of clasts which constitute the heterolithic mineralized breccia body. Rhyodacite dikes bound the breccia to the east and the Barite Fault separates the breccia-hosted mineralization from the Bazza Sands-hosted mineralization on the west. Rhyodacite and lamprophyre clasts are also present in the breccia mass to a lesser degree. Pervasive silicification normally replaces all protolith fabric. Mineralization weakens to the south.

The Griffin Bazza Sands-hosted domain comprises the bulk of Griffin mineralization and occurs southwest of the Barite Fault in a flat-lying, 250 ft to 300 ft thick silty to sandy facies of the Rodeo Creek unit called the Bazza Sands. This stratigraphic member is sandwiched between two siliceous and carbonaceous mudstone horizons locally called “argillite”. Mineralization is controlled by subvertical structures that are associated with the northwest trending Barite Fault. It is from 30 ft to 65 ft wide, 1,100 ft along strike, and occurs between the 3,700 ft and 4,500 ft elevation. The gold content decreases away from the Post Fault Zone.

The West Griffin Domain is also hosted in the Bazza Sands unit of the Rodeo Creek Formation. Minor amounts of mineralization are also hosted by carbonaceous to siliceous argillites of the Rodeo Creek Formation. The mineralization is controlled by N25°W, 70°NE and N10°E, 65°NW trending faults, and extensively by northwest trending, east dipping low angle faults (Zappa faults). The host rock is variably decalcified with weak to moderate silicification. Quartz veins with strong pyrite and some kaolinite localized along fractures characterize alteration within this zone. The zone has an average thickness of approximately 35 ft, from elevation 4,100 ft to 4,700 ft with a strike length of 1,200 ft. Resource potential lies to the west along the Zappa faults, and north and south along strike with South Meikle and Barrel respectively.

Mineralization distribution in the Lamprophyre Zone tracks mainly along the Dormant Fault (approximately N25ºW strike, 45º to 65º dip to the SW) and is proximal to bodies of lamprophyre. Mineralization occupies an area between the 3,200 ft and 4,100 ft elevation with a strike length 1,700 ft. Gold occurs in multiple west-dipping lenses that

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vary in thickness from 10 ft to 70 ft. The Zappa and Post fault systems also demonstrate some control on mineralization, particularly where these patterns intersect the Dormant Fault. Lamprophyre is the chief hosting lithology with minor dissemination into the Popovich Formation country rock. Economical grade mineralization is not ubiquitous within the lamprophyre rock but appears to favour conspicuous regions of intense alteration.

RODEO

The Rodeo deposit is located approximately 4,500 ft south of the Meikle underground mine and 3,600 ft north of the Betze-Post open pit.

Economical grade mineralization occurs in two zones in the Rodeo area, the Upper and Lower zones. The combined dimensions of the two zones have a strike length of 2,300 ft. The zones extend from the elevation of 3,500 ft to 4,700 ft, with a true thickness of 100 ft to 200 ft.

The Upper Zone consists of four subzones: the Upper North, Middle, Upper South, and West subzones. The Upper Zone lies within a stratigraphic and structural antiform that has a shallow plunge to the north-northeast. Mineralization is hosted in the Upper Mud, Sediment Deformation, and Planar units of the Popovich Formation as well as Jurassic lamprophyre dikes. The morphology of the mineralized zone is dictated, in order of significance, by the proximity to favourable feeder structures, receptive lithologies, and structural preparation.

The Lower Zone occurs in the Wispy unit of the Popovich Formation. The Wispy unit in Rodeo is characterized by laminated limestone, debris flow horizons, and local collapse breccia zones associated with structural intersections and discontinuous lamprophyre dikes. The morphology of the zone is strongly influenced by the proximity of through-going northwest striking faults, north-northeast striking feeder faults, and favourable lithology.

BARREL

The Barrel mineralized zone is a tabular body located 200 ft northwest to approximately 1,000 ft west-northwest of the Rodeo deposit, between the 3,900 ft and 4,200 ft elevation. It has a strike length of 1,600 ft along a N30ºW orientation and varies in thickness from 30 ft to 50 ft. It is hosted mainly in the Planar unit of the Popovich

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Formation, with minor values within the overlying Sediment Deformation unit, as well as in the underlying Wispy unit at the south end of the zone. The zone is bounded by a series of low and high angle east dipping structures, and is also partly controlled by west dipping lamprophyre dikes.

BANSHEE

The East Banshee deposit is located 1,800 ft to 3,000 ft north of the Meikle deposit, between 3,200 ft and 3,900 ft elevation. The general orientation of high grade mineralization is north-northwest striking and low to moderately northeast dipping. High grade mineralization ranges from 10 ft to 80 ft thick. Gold mineralization is hosted in faulted or brecciated quartz-sericite-pyrite altered lamprophyre, silicified brecciated limestone, collapse breccias, and brecciated monzonite. The mineralization is focused on a low to moderate northeast dipping lamprophyre filled fault zone (East Banshee Shear Zone). The multiple intrusive rock types that characterize the deposit diverge from this fault zone to the Ren Fault, which is a large displacement normal fault with a north-northwest strike and moderate northeast dip. The Ren Fault merges with the Post Fault to the south at the Meikle deposit. East Banshee high grade mineralization is bound both to the east and west by north-northwest striking steep east dipping faults (similar to the PFZ at Meikle). Continuity of mineralization along strike is offset by east-northeast striking, steeply dipping faults. The strike extent of the high grade mineralization appears to be bound to the north and south by east-northeast striking, steeply south dipping faults. The down-dip extent of higher grade mineralization is primarily controlled by the intersection of the East Banshee shear zone and Post-parallel faults (hinge zone). The Post Fault is the eastern limit of mineralization. Significant mineralization continues to the north, but drilling indicates less continuity than in the southern portion of the deposit.

The West Banshee deposit is located between 600 ft northwest and 1,800 ft north-northwest of the Meikle deposit, between the 3,900 ft and 4,300 ft elevation. Gold mineralization is hosted in north-northwest trending, moderate to steeply west dipping lamprophyre dikes up to 40 ft wide. Continuity along the 1,500 ft strike length appears to be offset by subvertical east-northeast striking faults. Continuity along dip appears to be approximately 200 ft at the northern end and less than 100 ft at the southern end. The East Banshee shear zone appears to limit the upper and lower extent of high grade mineralization. Low grade mineralization is relatively continuous between East Banshee and West Banshee deposits along the East Banshee shear zone.

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NORTH POST

The North Post deposit is located between the southern end of the Rodeo deposit and the northeast final wall of the Betze-Post Pit, between the 3,100 ft and 4,600 ft elevation. North Post mineralization can be subdivided in three zones: the Upper Zone, Main Zone, and Lower Zone. The Main Zone is partially split by a property boundary with Newmont.

Upper Zone gold mineralization is hosted in the Popovich Formation limestone along west dipping lamprophyre filled faults. The Main Zone is hosted primarily in the Roberts Mountains limestone, footwall to the Post Fault, between interpreted moderate east dipping reverse faults at intersections with Dormant Fault splays. The Lower Zone or Deep North Post Zone is hosted in the Roberts Mountains Formation limestone, footwall to the Post Fault, between interpreted moderate east dipping reverse faults and between splays of the Dormant Fault.

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8 DEPOSIT TYPES

The Goldstrike deposits are Carlin style deposits. Carlin deposits comprise stratabound disseminated gold mineralization hosted by Silurian-Devonian carbonate rocks that have been metamorphosed to varying extents. The deposits are hydrothermal in origin and are usually structurally controlled. The carbonate host rocks are part of an autochthonous miogeoclinal carbonate sequence exposed as tectonic windows beneath the Roberts Mountains allochthon. The allochthonous rocks are a sequence of lower Paleozoic dominantly siliciclastic eugeoclinal rocks that were displaced eastward along the Roberts Mountains Thrust over younger units during the Upper Paleozoic Antler orogeny.

Current models attribute the genesis of the deposits to:

•	Epizonal plutons that contributed heat and possibly fluids and metals;

•	Meteoric fluid circulation resulting from crustal extension and widespread magmatism;

•	Metamorphic fluids, possibly with a magmatic contribution, from deep or mid crustal levels; and

•	Upper crustal orogenic-gold processes within an extensional tectonic regime.

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9 EXPLORATION

To date, surface geological mapping and prospecting has been completed on the property, with pit mapping ongoing. In excess of 14,000 diamond and reverse circulation (RC) holes have been drilled on the property to the end of 2010. Geochemical soil and rock sampling was carried out on the property in early exploration. Geophysical surveys include airborne and ground magnetometer; gravity; time domain pole-dipole IP; DC resistivity; CSAMT (controlled source audio magnetotellurics) and MT (magnetotellurics); time domain MT/IP using a distributed assay system; electrical logging of drill holes; and downhole IP. Gold mineralization is not directly detectable by geophysical methods; however, surveys map subsurface properties that are useful in interpreting lithology, alteration, and structure as guides to gold mineralization. Aerial photographic surveys are performed every one to two years for open pit survey control.

Currently, exploration is exclusively by drilling, which is described in Section 10, Drilling.

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10 DRILLING

OPEN PIT

The current Mineral Reserves were defined by drilling from 1994 to 2005 with additional in-fill drilling from 2006 to present. Most of the drilling prior to 2003 was diamond drilling and RC drilling has been used since then.

The geometry of mineralization can be highly variable, controlled by fracturing related to faulting and folding as well as by favourable stratigraphy and variations in rock chemistry, porosity, permeability, bedding habit, etc. Drilling is done at various angles to structural and stratigraphic controls so as to determine true heights and widths of mineralization. Drill sampling and geological interpretations completed prior to mining are generally effective in predicting the orientation of mineralization.

The in-pit resource area has been explored by drilling on a grid pattern of 100 ft to 175 ft. Drill hole spacing through the Betze, West Betze, and Screamer deposits is approximately 150 ft to 175 ft, and at Post and North Betze is roughly 150 ft. West Barrel is drilled at roughly 130 ft spacing or less and the pattern has been tightened to 100 ft for the North Screamer Zone.

Murray et al. (2005) report that drilling on a regular spaced grid has underrepresented tightly controlled high grade mineralization in many cases (North and South walls) and overrepresented high grade mineralization in at least two cases (North Betze area and along the Dillon fault zone near the base of mineralization). Local downhole deviation has the possibility to influence the representivity of samples in deposits. Angled drill holes are used to deliberately drill opposed to the preferred direction of downhole deviation.

RC drilling (6 1/4 in.) accounts for approximately two thirds of the drilling, with one third diamond drilling at HQ to NQ (2 1/2 in. to 1 7/ 8 in.) core diameter. The database also contains some underground drilling collared north of the pit. Table 10-1 summarizes drill hole database statistics and Figure 10-1 illustrates the drill hole locations.

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TABLE 10-1 DRILL HOLE DATABASE STATISTICS

Barrick Gold Corporation—Goldstrike Mine

Count	10,507
Sum	7,003,595 ft
Minimum Length	1 ft
Maximum Length	4,528 ft

Subvertical (<-80o)	Inclined (-20[o] to -80o)	Subhorizontal & Uppers (>-20o)
8,175	1,693	639
5,135,961 ft	1,575,639 ft	291,995 ft
73%	23%	4%

As-planned drill hole collar locations are set out by the open pit surveyors using Trimble High Precision GPS to determine the location of every hole and to establish foresights for all angle holes. After the holes are drilled, the surveyors again pick up the as-built collars using GPS.

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FIGURE 10-1 DRILL HOLE LOCATION PLAN

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Downhole surveys are performed on all new exploration drill holes except for very shallow (<200 ft) vertical holes. Downhole surveys by gyro instrumentation are performed under contract by International Directional Services LLC (IDS). Most of the diamond drill holes have been surveyed downhole, whereas less than a third of RC holes are surveyed for deviation. Of the 36% of the holes in the database that are surveyed downhole, most measurements have been taken at 25 ft, 10 ft, and 40 ft intervals. Table 10-2 and Figure 10-2 summarize the downhole survey statistics.

TABLE 10-2 DOWNHOLE SURVEY STATISTICS

Barrick Gold Corporation—Goldstrike Mine

Number of survey records (including collar)	141,501
Number of drill holes	10,507
Number of holes surveyed	3,822
Number of downhole readings	130,994
Number of holes not surveyed	6,685

FIGURE 10-2 DOWNHOLE SURVEY MEASUREMENT INTERVALS

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UNDERGROUND

Both RC and diamond drilling are used underground at Goldstrike. Over 13,400 underground holes have been drilled up to December 31, 2011 (Table 10-3) with the majority being RC holes. The drill hole locations are illustrated in Figure 10-3.

TABLE 10-3 UNDERGROUND DRILLING TO EOY2011

Barrick Gold Corporation—Goldstrike Mine

	Footage
Type	Rodeo	Meikle	North Post	Banshee	Utility	Total
Underground Exploration	160,830	167,359	73,722	71,539	—	473,450
Underground	671,424	1,306,300	80,886	24,910	15,855	2,099,375

Total	832,254	1,473,659	154,608	96,449	15,855	2,572,825

	Number of Holes
Type	Rodeo	Meikle	North Post	Banshee	Utility	Total
Underground Exploration	351	301	118	116		886
Underground	4,005	8,007	302	81	134	12,529

Total	4,356	8,308	420	197	134	13,415

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FIGURE 10-3 DRILL HOLE LOCATIONS

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The majority of the stope definition drilling is performed using RC. The holes are drilled in areas where the geology and mineralization are generally well understood and serve the purpose of better defining the ore zones prior to extraction. Drill holes are designed for the best possible angle of intersection with the mineralization but are limited by availability of drilling platforms. Drill hole lengths vary from 50 ft to 600 ft.

For programs categorized as Capital Drilling (defined as drilling of stopes that will not be mined in the next two years) and for exploration/step-out drilling, the holes vary in length from 150 ft to more than 1,200 ft. These holes are usually pre-collared using RC and drilled as far as ground conditions will permit. The holes are then switched over to core drilling, usually starting with HQ and reducing to NQ as required, to achieve the target depth. Longer holes are given sight lines by underground surveyors based on planned azimuths. Dips are set by the drillers based on the designed collar orientations. When drilling is complete, the collars of the exploration holes are surveyed to determine their final elevation, northing, easting, azimuth, and dip. In the past, several of the longer core and RC holes were surveyed with a MAXIBOR downhole survey tool to determine hole deviation. Beginning in 2009, a new downhole survey tool, Flexit, was introduced. This new tool allows for the survey of RC holes. This information is later downloaded into a database where it is used in conjunction with the geological and assay data.

Drill spacing is initially done at 100 ft and 50 ft section spacings. Follow-up RC definition drilling is done on fans 25 ft apart, depending on the geologist’s specific requirements, and holes are oriented to hit the target at a spacing of 25 ft to 30 ft.

When possible, drill holes are designed for the best possible angle of intersection with mineralization. This is not always possible since drilling must be done from the available drill stations. The apparent thickness of any mineralized intersection varies greatly and is dependent on drill station location. In most instances, the angle will be between 45o and 90o to core axis, but in the case of holes reaching for step-out targets, this angle could be 30o or lower.

Stope test holes are logged as required. Core and RC holes are logged for lithology, stratigraphy, basic structural data, recovery, degrees of alteration, and mineralization. Core is further scrutinized for detailed structural information like faults and bedding angles as well as rock mass rating (RMR). This information is entered directly into a

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geological database and used for interpretation of lithologies, structure, alteration, and modelling of mineralized zones. Interpretations of drilling results are done continually by the mine geological staff.

In RPA’s opinion, the drilling, core handling, and logging protocols are appropriate and are being carried out to a reasonable standard.

In 2009, underground delineation drilling tested for expansion of the North Post deposit after completion of the 4330 drift. There was 15,300 ft of reserve conversion drilling in North Post. In 2010, reserve conversion drilling consisted of 23,005 ft in Banshee and 55,737 ft in North Post. In 2011, planned reserve conversion drilling includes 24,000 ft in North Post, 36,000 ft in Banshee and 15,000 ft below the water table (3,600 ft elevation) in the rest of the mine. Actual drilling in 2011 included reserve conversion drilling at Rodeo (23,227 ft in 129 holes), at Meikle (24,953 ft in 171 holes), and at North Post (8,994 ft in 38 holes). No reserve conversion drilling was reported at Banshee.

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLING METHOD AND APPROACH

RPA visited the core logging facilities and in general found the arrangement clean and efficient. RPA noted that there is no ongoing density testing and recommends that this practice should be initiated to provide improved tonnage estimates for the variety of ore and waste types.

Core was washed and photographed prior to logging. After the logging was completed, the core was halved with a diamond saw and sampled in five foot intervals. Underground core samples were whole core. Samples were placed in a sample bag with a barcode that clearly identified the hole number and the starting and ending depth of the sample. This information was also written manually on the sample bags. In areas where mineralization was not expected, i.e., the beginning of longer drill holes, a 20 ft sample interval may be used by sampling a chip, approximately one inch, per one foot section. These 20 ft intervals may be further subdivided into the standard five foot sample interval if warranted by assay results from the 20 ft chip samples. The samples were then delivered by Goldstrike personnel to the Goldstrike laboratory for assaying. Occasionally, if Goldstrike’s laboratory is not able to process the samples in a timely manner, they will be sent to an outside commercial laboratory.

Exploration geotechnical logging is carried out in mineralization and 100 ft into the hanging wall and footwall. Underground geotechnical logging is completed for the total length of the hole.

Core samples are taken at five foot intervals as a standard to indicate variability in grade over a minimum mining height and width (20 ft for surface mining and 15 ft for underground mining). Studies have shown that smaller sampling lengths are not cost effective from a handling or processing perspective and core sampling to one foot intervals has shown little additional grade variability.

The upper portions of RC drill holes are sampled at lengths of 10 ft where there is no potential for significant mineralization. In mineralization, RC holes are sampled on five

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foot intervals similar to core holes. RC samples are returned through the cyclone and automated splitter and are collected by the drillers and inserted into marked bags and tagged by a plastic label with a unique barcode that includes the hole number and the sample interval.

OPEN PIT

Open pit blasthole samples are delivered by Goldstrike personnel to the Goldstrike on-site assay laboratory. Occasionally, if the site laboratory is over capacity, samples will be sent to an outside ISO 9000 registered commercial laboratory. These samples are delivered by Goldstrike personnel or are collected by laboratory employees.

In RPA’s opinion, the sampling methods and practices in the open pit are appropriate and are being carried out in a reasonable fashion. These samples are representative of the volumes included in the estimates of Mineral Resources and Mineral Reserves.

UNDERGROUND

For underground sampling where needed and accessible, chip channels are taken along the wall of the stope in five foot intervals at five feet above the sill (if possible) and placed in a sample bag. Sample bags are prepared with barcodes to identify the sample and track it through the database. The distance to the chip sample is measured from a known survey point. The samples are sent to surface where they are inventoried by the core-shed geotechnicians before being sent to the laboratory for analysis.

Muck samples are collected on a routine basis and provide information for grade control and monitoring development headings. These samples are collected by the scoop operators at a rate of one per ten buckets (approximately 70 tons). The grades from these samples are used to estimate production grade from the underground mine. The bucket counts are adjusted against the hoist scale and the weighted average grades estimated from the reconciled volumes.

Where there is a paucity of diamond drilling, short test holes are drilled underground using a production rig. Chips are collected and sent to the laboratory for gold analysis only. The purpose of this method is to quickly identify ore zone contacts for stope definition.

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Underground blasthole samples are delivered by Goldstrike personnel to the Barrick on-site assay laboratory. Occasionally, if the site laboratory is over capacity, samples will be sent to an outside ISO 9000 registered commercial laboratory. These samples are delivered by Goldstrike personnel or are collected by laboratory employees.

In RPA’s opinion, the sampling methods and practices in the underground operations are appropriate and are being carried out in a reasonable fashion. These samples are representative of the volumes included in the estimates of Mineral Resources and Mineral Reserves.

SAMPLE PREPARATION, ANALYSES AND SECURITY

OPEN PIT

Samples from the Betze-Post core drilling of 1991 to 1993 and exploration samples from drilling since mid-2003 have been consistently prepared and analyzed by contract assay laboratories. Sample preparation and analysis from drilling completed at other dates has been performed both on site at the Goldstrike Mine assay laboratory and by contract. Both internal and external check assays have been performed by independent laboratories. The 2003 and later exploration drilling samples have been sent exclusively to the ALS Chemex Assay Laboratories due predominantly to manpower issues.

SAMPLE PREPARATION

At the ALS Chemex Elko preparation laboratory, the Goldstrike exploration samples are dried, crushed to less than 70% minus 10 mesh, and riffle split with a 250 g subsample pulverized to greater than 85% minus 200 mesh. ALS Chemex ships the pulp samples to its Vancouver laboratory for assay or occasionally to its Reno laboratory if a rush is requested.

Sample preparation at the Goldstrike Mine laboratory is fully automated. It uses three state-of-the-art automated preparation systems. All of the samples are oven dried prior to crushing. Samples are logged in, weighed (prior to crushing), crushed to -10 mesh, and fed to an automated pulverizing/splitting/weighing system. When the samples come out of this unit, they are at +90% passing 100 mesh (µm) and they are already weighed for analysis. The system weighs several splits of each sample, five at 15 g and one at 100 g.

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ANALYSIS

At ALS Chemex, fire assay fusion is done on a 30 g aliquot (one assay ton) with an atomic adsorption spectrometry (AAS) finish. Samples that exceed the upper detection limits of 7 ppm for AAS are rerun using a gravimetric finish. ALS Chemex laboratories in Nevada are certified to standards within ISO 9001-2008. Internal quality assurance/quality control (QA/QC) batch duplicates showing wide variation are reassayed using the metallic screen method to improve assay confidence for possible free gold intervals.

In addition to gold assays, all blasthole samples, and specific exploration drill hole intervals identified for process route metallurgical characteristics, are analyzed for sulphide, carbonate, total carbon by LECO furnace, as well as preg-robbing carbon assays, at the Goldstrike Mine laboratory. For RC holes drilled since 2003, Goldstrike Mine personnel have identified intervals for compositing based on gold values. ALS Chemex creates 20 ft composites for these intervals from the five foot samples. The homogenized composites are then returned to the Goldstrike Mine laboratory for analysis of metallurgical characteristics. A program of identifying intervals for process route characteristics in pre-2003 drill holes and reanalyzing archived samples was carried out in the past several years to augment the database. The results are used as ore blending criteria for processing and are 3D computer block modelled.

CORE AND SAMPLE STORAGE

Drill core is stored in boxes located at the core laydown yard. Assay pulps are saved and stored inside the core handling facility.

Samples from mineralized intervals are selected for storage with the rest disposed at the mine waste dumps. The storage selection basis is:

i.	Select all intervals that contain in excess of 0.020 oz/st Au.

ii.	Select at least four intervals above and below the above intervals as a buffer.

iii.	Select intervals that outline small gaps of four (more or less) unselected intervals between other intervals that are selected.

iv.	Select any other interval that may require further analyses.

Sample rejects are saved for mineralized intervals and ± 20 ft above and below the ore intervals. Rejects are kept in sealed steel barrels that are stored at the core laydown yard.

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SAMPLE SECURITY

All blasthole samples remain in Goldstrike custody and control generally from the drill rig to the mine assay laboratory. Exploration drill core and RC chip samples sent to ALS Chemex laboratories for analysis are either picked up on site by ALS Chemex personnel or transported to the ALS Chemex facility by exploration personnel. Security is not an issue since Goldstrike employees hand off the samples directly to ALS Chemex or the Goldstrike main assay laboratory and the chain of custody is complete.

In RPA’s opinion, the sample preparation, security, and analytical procedures used in the open pit operations are appropriate and are being carried out in a reasonable fashion.

UNDERGROUND

SAMPLE PREPARATION

The majority of the samples are prepared at the Goldstrike Mine assay laboratory by Goldstrike employees. The samples remain in the custody of Goldstrike employees from the drill to the assay laboratory. Currently, the Barrick laboratory is not certified. If samples are sent to a commercial laboratory for preparation and analysis, they are directed to a laboratory that is ISO 9000 registered. Barrick has dispatched underground samples to American Assay Laboratory, and/or ALS Chemex when higher than normal volumes of samples are received on site.

Most sample preparation at the Goldstrike laboratory is fully automated, using three prepping systems: System 1, System 2, and System 3. A Bico Crusher/TM Pulverizer sample preparation system is also available for use as required.

Within System 1 and System 2, samples are scanned into the system and then poured into a drying pan which is sent into the drying ovens (120oC). When samples are dried according to protocol, the system then discharges the sample pans from the oven. The samples are moved along a conveyor to a balance to be weighed prior to crushing. This weight is used to determine the speed and cuts of the splitter. The sample is crushed to approximately 10 mesh and then goes through rotary splitter. Any reject is directed to the waste conveyor. The crushed sample split is then run through a continuous ring mill (CRM) pulverizer and is pulverized down to 100% passing 50 mesh. Then the sample is fed into another rotary splitter and a 500 g split is fed to another CRM. The secondary

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CRM pulverizes the sample to 90% passing 100 mesh and deposits the pulverized sample into a cup. The pulverized material is split into an udder which dumps into a sample cup.

The systems send sample information to the Laboratory Information Management System (LIMS), which then creates labels for each of the sample cups and a label for the project ID, which keeps the samples grouped together. It also creates batches for each required test. Samples are then blended in sample blender. After blending they are sent to the weigh room to be manually weighed for various analyses. Samples for fire assays are weighed at  1/2 assay ton.

System 3 is slightly different from System 1 and System 2. This system is used for larger sample sizes. The samples are loaded onto sample carts and are dried in an oven set to 120oC. Samples are weighed before being fed to a primary crusher and this weight plus the required sample size is used to determine the sample split at the secondary crusher. At the primary crusher, the sample is crushed to -3/8 in. before being taken by a conveyor belt to the secondary crusher where the sample is crushed to -10 mesh. The samples are then fed into a rotary splitter and the desired amount is sent to a CRM pulverizer. When the samples come out of this unit, they are 90% passing a 100 mesh screen. Samples are placed into sample cups and their sample tags are placed into the sample cup or stapled to the cup. Samples are then placed into a sample box, which is blended for approximately 20 minutes. They are sent to the weigh room to be logged and weighed for various analyses. Sample sizes that come out of this system can range from 250 g up to 2,000 g.

In the fourth sample preparation circuit, samples are crushed by a Bico crusher to  1/4 in. and then sent through a riffle splitter to obtain a representative split of approximately 500 g of crushed material. Samples are dried at a temperature of 120oC for two hours or until dry. This crushed material is then placed onto the TM pulverizer, which pulverizes it to +90% passing 100 mesh. The sample is then resplit in five 13 g to 16 g subsamples, which are blended for five minutes, and a reject split, which is stored. The samples are logged into the LIMS and pre-weighed at  1/2 assay ton by the system, placed into crucibles, and taken to the fire room for assay.

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ANALYSIS

Underground samples are routinely run for gold, with analysis for LECO (Sulphur, Sulphide, Total Carbonaceous Material, Total Carbon, Total Sulphur, CO3 and Arsenic) if time permits. Analyses are based on the specific deposit and purpose of sample. These are briefly summarized in the following subsections.

Rush Samples (Rodeo and Meikle)

Meikle Rush (MR) and Rodeo Rush (RR) must be prepped on the protocol followed for System 3 or for Bico Crusher/TM Pulverizer. The MR login automatically adds one gravimetric fire assay to each sample. Samples are weighed at  1/2 assay ton into crucibles and taken to the fire room for assay.

Meikle Deposit (Chip and Drill)

Meikle Chip (MC) and Meikle Drill (MD) samples are prepped on the protocol followed for System 1 and System 2. The MC and MD logins automatically add one fire assay with an atomic absorption finish (FA/AAS) to each sample. Any FA/AAS assay that is greater than 0.438 Au oz/st is automatically reprocessed for a gravimetric gold assay.

Muck (Composite and Bag samples)

The procedure is the same (System 3) for both Meikle Muck (MM) and Rodeo Muck (RM).

While the samples are being prepped on the sample prep systems, one sample from each batch of samples submitted is randomly selected for a Quality Control (QC) sample. This sample is processed through the sample prep as all others except the split weight is raised to 900 g to 1,000 g, blended using a roll cloth, and split into three representative samples. Each split is logged into LIMS, assayed by the production crew as a quality check and then the two quality control splits are submitted to the QC group. These QC samples are sent to outside laboratories for assay. Each quarter, QC reports are generated and the results given to the clients.

The MEK-COMP login assigns one gravimetric Au assay and a LECO Carbon/Sulphur (C/S) assay to each MM sample. The samples are then weighed at  1/2 assay ton for the fire assay and 0.1 g for the C/S assay.

The pulp is stored for seven days then discarded.

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Meikle and Rodeo Exploration (Five Foot Core and Rotary Samples)

The samples are processed either on System 1 or System 2 and split down to a subsample of up to 2,000 g depending on the original sample material. If the initial sample is 500 g or less, the entire split is used. Rejects are discarded.

The sample barcode ID is scanned into LIMS under the MEK-CORE N, MEK-CORE, ROD-CORE N, or ROD-CORE login depending on the sample type. The MEK-CORE N and ROD-CORE N login add one FA/AAS assay to each sample and the MEK-CORE and ROD-CORE add one FA/AAS and LECO Suite. The LIMS system automatically adds a gravimetric fire assay to a sample that has a gold grade greater than 0.438 oz/st, and subject to request.

MEIKLE AND RODEO EXPLORATION – FIVE FOOT PRODUCTION SAMPLES

Underground five-foot production samples have a 72 hour return time based on a budgeted 30 to 40 samples per day. The analytical protocols are according to the protocols for System 1 or System 2.

The sample barcode ID is scanned into LIMS under the MEK-CORE N, MEK-CORE, ROD-CORE N or ROD-CORE login depending on the sample type. The MEK-CORE N and ROD-CORE N login add one FA/AAS assay to each sample and the MEK-CORE and ROD-CORE add one FA/AAS and LECO Suite. The LIMS program automatically adds a gravimetric fire assay to a sample when the gold grade is greater than 0.438 oz/st.

Upon completion of all assays, the auto approval program in LIMS either approves the assays or labels them suspect and reprocesses the set for reassay. Upon approval in LIMS, the assays are automatically transferred to the Assay Repository database and become available for download by approved database users. Database access is limited to customer designations.

CORE AND SAMPLE STORAGE

Pulps from exploration and definition drilling are stored for six months. After this time, the pulps are discarded. Samples required from holes older than six months can be constructed from chip trays stored in numbered boxes. Both electronic and hard copy manifests of chip tray contents are maintained.

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Pulps from channels, mucks, and rush samples are usually discarded once the results have been approved. Underground sample rejects are routinely discarded once results have been confirmed by the Geology department.

Any remaining diamond drill core is either kept on site at the core shed or shipped to the exploration laydown yard.

SAMPLE SECURITY

Security is not an issue since underground samples remain in Goldstrike custody and control generally from the source to the mine assay laboratory and the chain of custody is complete.

In RPA’s opinion, the sampling, sample preparation, security, and analytical procedures used in the underground operations are appropriate and are being carried out in a reasonable fashion.

QUALITY ASSURANCE AND QUALITY CONTROL

GOLDSTRIKE EXPLORATION

Goldstrike Exploration is responsible for surface drilling and exploration drilling for the underground. Goldstrike has checks in place to prevent non-compliance with sampling procedures that include daily observation of contractor RC sampling techniques by geologists and drill supervisors. Immediate action is taken to correct any non-compliance with sampling procedures. A visual estimate of any downhole contamination is recorded by geologists on the drill hole log and the contractor, driller, and crew responsible are notified and proper drilling and sampling procedures are reviewed. Sample weights are monitored since low sample weights in RC drilling are normally due to low recovery. Any mineralized sample that is thought to be unreliable is assigned a no confidence factor and is not utilized in estimating resources.

Current QA/QC field procedures for RC and core drilling are summarized from Goldstrike documentation below.

Drill holes are designed and assigned DH numbers, planned collar coordinates, depth, and ten foot and five foot sample intervals. The targeted mineralized interval is used to assign the QA/QC standards, blanks, and duplicates for each drill hole. A list is

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prepared and bar coded sample tags are printed. Sample bags are written by a geotechnician and checked for accuracy. The bags are then given to the drillers. Duplicate sample intervals are marked by red flagging to warn the driller’s helper of an upcoming duplicate. Blank control samples are included in the sample sequence and reference standard samples are marked and prepared after completion of the drilling and prior to submittal to the laboratory. Samples are collected in bins and transported to the laboratory either by mine or laboratory vehicle accompanied by completed submittal forms for each drill hole.

Ten percent of the samples from the assaying stream are submitted for QA/QC on the following basis:

a.	Intervals modelled barren contain approximately 9% quality control samples.

i.	3% duplicates

ii.	3% control blanks

iii.	3% reference standards

b.	Intervals modelled mineralized contain approximately 18% quality control samples.

i.	6% duplicates

ii.	6% control blanks

iii.	6% reference standards

c.	For core drilling, the intervals are grab sampled first at 20 ft intervals to locate mineralization without QA/QC involved. The mineralized intervals are split and sampled using the same procedure listed above with the exception that no duplicates are taken to preserve the core for archive.

QA/QC data are tracked as returned from the laboratory and assays validated before finalizing them in the database. All variances are documented in:

•	Goldstrike Database

•	Hard copy filed in the Goldstrike exploration office.

•	Archived email, PDF, Word, and PDF files of the assay certificates, changes, explanations, and calculations.

DUPLICATE SAMPLES

Duplicate or check samples are used primarily to identify problems with field sampling procedures. A prescribed number of samples are allocated according to the anticipated mineralized intervals. The RC drill crew collects duplicate samples in a five gallon bucket with splitter baffles adjusted to allow for adequate sample collection. The sample is homogenized and then split in two equal, approximately three kilogram portions and placed in the assigned sample bags.

While there is no procedure in place now to flag problem holes, drill holes that have a large assay discrepancy (e.g., 0.5 g/t Au to 2.0 g/t Au) and no other problems are flagged for metallic screen assays, while problem holes with larger discrepancy are reassayed.

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STANDARD SAMPLES

Certified Reference Standard samples are purchased from Rocklabs as pulps that were assayed in a round robin of 28 laboratories. The average value and its standard deviation for the round robin are certified. The variation from the standard’s mean value in standard deviations defines the QA/QC variance and is used to determine acceptability of the standard sample assay. Approximately 150 g of sample material is submitted per QA/QC sample. The database administrator maintains documents for these samples.

i.	Assay value <certified mean ±2 Standard Deviations (STD) g Pass

ii.	Assay value > mean ±2 STD and < mean ±3 STD g Warning

iii.	Assay value > mean ±3 STD g Failure

The following reference standards are available to the open pit operations:

1)	SI15	1.805 ± 0.067 ppm Au
2)	SJ32	2.645 ± 0.068 ppm Au
3)	SK33	4.041 ± 0.103 ppm Au
4)	SN26	8.543 ± 0.175 ppm Au
5)	SE19	0.583 ± 0.026 ppm Au
6)	SE44	0.606 ± 0.028 ppm Au
7)	SI42	1.761 ± 0.054 ppm Au
8)	SL46	5.867 ± 0.170 ppm Au
9)	SN38	8.573 ± 0.158 ppm Au
10)	SP27	18.104 ± 0.429 ppm Au

The following certified standards are used by the underground division:

1)	BCH-OX-01	0.214 ± 0.010 ppm Au
2)	BCH-OX-02	0.338 ± 0.011 ppm Au
3)	BCH-OX-03	0.338 ± 0.095 ppm Au
4)	BCH-OX-04	0.338 ± 0.165 ppm Au
5)	BCH-SR-01	0.338 ± 0.090 ppm Au
6)	BCH-SR-02	0.338 ± 0.100 ppm Au
7)	BCH-SR-03	15.980 ± 0.355 ppm Au

BLANK SAMPLES

Blank control (zero gold) samples are used to assess the level of analytical “background noise” and to identify “smearing” or sample carryover in subsequent samples caused by improper sample preparation techniques and lack of equipment cleaning. Blanks are prepared from barren drill hole reject cuttings of various colours and are submitted as one kilogram pulps. The blanks contain no detectable gold (<0.005 ppm Au). They are assigned to the sample stream series using a prescribed number of samples according to the anticipated mineralized intervals.

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Blanks are prepared by taking enough sample rejects to fill five gallon buckets. The 25 gallons of sample are thoroughly mixed in a clean cement mixer and poured back into the five gallon buckets. One sample is taken from each bucket and resubmitted to the assaying laboratory. If the assays returned are also below the detection limit for gold, the sample becomes a standard blank.

i.	Assay <0.030 ppm Au g Pass

ii.	0.030 ppm Au <=Assay <0.060 ppm Au g Warning

iii.	0.060 ppm Au <=Assay g Failure

OUTSIDE CHECK SAMPLES

At least five percent of the intervals from a hole are selected for reassay and submitted to a third party commercial laboratory on the following basis:

i.	Select all intervals that have had gravimetric finishes.

ii.	Select intervals that have significant assay variations that may impact on the resource/reserve estimate.

iii.	Randomly select intervals adjacent to the mineralized intervals.

iv.	Select intervals around the intervals that had QA/QC problems, whether resolved or not.

SCREEN CHECKS

At least two percent of the samples in the sample stream are selected for screen checks to ensure that no assaying problems occur with coarse gold:

i.	Intervals selected at random that lie near the mineralization but are not likely candidates for reassay and the rejects are selected for storage rather than disposal if possible.

ii.	At least 85% of the screened pulp should pass through a 200 mesh screen. (The laboratory crushes the entire sample to 10 mesh and then pulverizes 250 g of it to 200 mesh.)

GOLDSTRIKE ASSAY LABORATORY

One or two samples per shift of production sampling and one sample per shift of core are used in the QA/QC program. For each set of 24 samples, there is one blank, two standards, and a repeat assay. For samples that are sent to an external laboratory for QC evaluation, two standards are sent with each batch.

Standard QC charts are posted throughout the laboratory at the beginning of each shift. These display how the controls have been performing over the last several shifts. If issues are detected around a sample, the senior chemist engages the QC technician, the laboratory supervisor, and the analytical chemist, in an effort to remediate the problem. If an issue is detected in an external QC sample, the laboratory in question is contacted and assays are redone.

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The external laboratories for the QC program are Florin Analytical Services (Florin) and Inspectorate America Corporation (IA). Quarterly reviews are conducted comparing results from Florin, Acme, and Goldstrike assay laboratory on samples from both Meikle and Rodeo. Assay results from pulp duplicates are grouped according to broad grade ranges and the mean values of the groups are compared. A t-test for evaluation on paired sample means is conducted to confirm that there is no significant difference between them.

The results of the underground exploration core control assays for the second quarter of 2011 are shown in Table 11-1 and the results of definition drilling chip control assays are shown in Table 11-2.

TABLE 11-1 CORE SAMPLE CONTROL ASSAY STATISTICS

Barrick Gold Corporation—Goldstrike Mine

Sample Grouping (oz/st)	No. of Samples	Goldstrike (oz/st Au)	Goldstrike QC (oz/st Au)	Florin Mean (oz/st Au)	IA Mean (oz/st Au)
All Samples	134	0.078	0.078	0.081	0.076
0.000-0.100	100	0.029	0.028	0.028	0.028
0.101-0.500	32	0.193	0.195	0.203	0.189
>0.500	2	0.679	0.710	0.744	0.639

TABLE 11-2 CHIP SAMPLE CONTROL ASSAY STATISTICS

Barrick Gold Corporation – Goldstrike Mine

Sample Grouping (oz/st)	No. of Samples	Goldstrike (oz/st Au)	Goldstrike QC (oz/st Au)	Florin Mean (oz/st Au)	IA Mean (oz/st Au)
All Samples	62	0.342	0.347	0.346	0.337
0.000-0.100	11	0.048	0.047	0.044	0.054
0.101-0.500	39	0.281	0.292	0.288	0.280
>0.500	12	0.905	0.903	0.909	0.875

For the core sample control data, the Barrick Production Laboratory had only one low outlier and four high outliers and these were all in the 0.000 to 0.100 oz/st Au range. For the chip sample control data, the Barrick Production Laboratory had only one low outlier and one high outlier with the low outlier in the 0.101 to 0.500 oz/st Au range and the high

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outlier in the >0.500 oz/st Au range. In RPA’s opinion, the QA/QC practices are appropriate for the exploration and definition drilling data and are being carried out in a reasonable fashion.

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12 DATA VERIFICATION

OPEN PIT

Goldstrike assay data is first checked by the Goldstrike assay laboratory using its QA/QC program, and then visually by the geology department as the assays are received and downloaded into the database. Any anomalous assay is rechecked with the laboratory personnel and the pulps, or rejects when available, are reassayed if necessary.

RPA imported the open pit drill hole and block model databases into Vulcan 3D version 8.0.3 software for review. Vulcan validation routines found no errors in collar, survey, and assay files. Composite files provided by Goldstrike were consistently formatted and generally in good order. The file was reconstructed for import to Vulcan 3D, and two problems were identified by Vulcan 3D validation routines. Twenty-seven samples had lengths of zero feet with an associated gold grade by fire assay grade (AuFA) value and, although drill holes were composited on 30 ft intervals, there were two samples with lengths greater than 30 ft.

It is RPA’s opinion that the Goldstrike open pit database is well prepared and is adequate and suitable for Mineral Resource estimation.

UNDERGROUND

All sample information is captured and managed in a database system developed using acQuire software. This includes the RC, diamond drilling, chips, and muck samples. The geological staff enter information and generate reports as needed. The database administrator (DA) validates the databases and prepares them for use in wireframe modelling and Mineral Reserve estimation. Laboratory personnel (both external and internal) produce files with the assay results and these are loaded directly into the acQuire system by the DA. Once the acQuire database has been validated and finalized, it is ported to Vulcan for modelling purposes.

Assay reports are downloaded daily and merged with the acQuire system every few days. Suspicious results are flagged for review. Validation of the acQuire database is carried out on a random basis by means of spot checks to confirm that the files from the

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laboratories loaded correctly. Occasional failures do occur, often as a result of incorrect entry of sample location or identification information. The sample IDs are generally affixed to the sample bags by means of a barcode tag. Sometimes the barcodes become smeared or the tags themselves are torn off. The underground mine staff report that failures of this sort occur at a rate of “a couple of hundred” per year, for a total throughput of over 40,000 samples. In RPA’s opinion, this is an acceptable error rate.

Updates of the Vulcan database from acQuire are routinely done on a weekly basis. Planned drill holes are entered into Vulcan, then updated with the as-built information as they are completed. The hole traces are checked visually for gross errors. For the resource estimates, suspect drill holes are dropped. Assay data are checked against laboratory reports.

Once the data has been validated, it is “locked”, and cannot be changed by anyone except authorized staff members. Access to the Vulcan database used for resource and reserve estimation is restricted to only two members of the mine staff to ensure that the data integrity is preserved.

In RPA’s opinion, the management of the sampling data is being carried out in an efficient and capable manner. The validation routines meet a reasonable standard.

RPA imported the drill hole and block model databases from Banshee, Meikle, and North Post into Vulcan 3D version 8.0.3 software for review. Vulcan validation routines found a few errors in collar, survey, and assay files. No surveys were found for five holes at Banshee, 14 holes at Meikle, and one hole at North Post. Composite files provided by Goldstrike were consistently formatted and are generally in good order. However, one hole was found with overlapping intervals at Banshee.

It is RPA’s opinion that the Goldstrike underground database is well prepared and is suitable for Mineral Resource estimation.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

METALLURGICAL TESTING

Metallurgical testing has focused on development of the CaTs (Thiosulphate Leach Conversion) process to support a capital investment program which is planned to implement reconfiguration of the existing pressure oxidation circuits and adding a resin-in-leach circuit during 2011 and 2012. The testing included bench-scale and pilot-scale testing to develop the process design criteria and to estimate the operating costs associated with the proprietary process. Implementation of the CaTs process will extend the useful life of the pressure oxidation plant and may significantly increase the gold production by bringing forward gold production in the LOM plan by treating ores that were not previously amenable to pressure oxidation.

MINERAL PROCESSING

There are two ore processing facilities at Goldstrike. They are:

•	The autoclave pressure oxidation (POX) circuit;

•	The roaster circuit.

Depending on various factors, including gold content, carbonate content, carbonaceous carbon reactivity, and sulphide sulphur content, the Betze-Post open pit ore is dispatched to various stockpiles located at either the POX area or the roasters. Planned distribution of ore from the stockpiles is an extensive exercise which is carried out monthly by the strategic planning department to maintain optimal operations designed to maximize gold recovery. All of the underground ore is processed in the roasters.

RECOVERY

Barrick has developed recovery calculations based on evaluation of historical data. They have changed over time as the ore and operations have changed. The most recent recovery calculations for the autoclave are shown in Table 13-1 and the recovery calculations for the roaster are shown in Table 13-2.

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TABLE 13-1 ALKALINE CATS RECOVERY CALCULATIONS FOR LOM PLAN

Barrick Gold Corporation—Goldstrike Mine

Head Grade (oz/s)t	Equation
HG > 1.3	Rec. = 95.0 percent - 6.86
0.28 < HG <= 1.30	Rec. = 6.4334*HG*HG*HG - 23.02*HG*HG + 28.56*HG + 82.247 - 6.86 - 1.5
0.065 <= HG <= 0.28	Rec. = 661.36*HG*HG*HG - 628.91*HG*HG + 208.23*HG + 65.114 - 6.86 - 1.5

TABLE 13-2 ROASTER RECOVERY CALCULATIONS FOR LOM PLAN

Barrick Gold Corporation—Goldstrike Mine

Head Grade (oz/st)	Equation
HG > 1.15	Rec. = 93.0 percent + 0.3 + As Impact
0.35 < HG <= 1.15	Rec. = 3.1719LN(HG) + 92.592 + 0.3 + As Impact
0.125 < HG <= 0.35	Rec. = -95.006*HG*HG + 67.038*HG + 77.446 + 0.3 + As Impact
0.055 <= HG <= 0.125	Rec. = -1017.2*HG*HG + 377.14*HG + 53.439 + 0.3 + As Impact
As Impact (>1,200 ppm) = -0.0000004*As*As - 0.0005*As + 1.176

ALLOCATION AND RECONCILIATION

Goldstrike undertakes comprehensive metallurgical accounting through month-end inventory measurements and calculations, and allocation procedures to reconcile differences between predicted head grade and actual head grades. This process involves formulae for predicting gold recovery in both the autoclave and the roaster. The data and procedures have been reviewed and appear to meet industry standards with no significant problems detected.

Goldstrike reconciles the differences between the predicted and actual head grades and recoveries for Betze and underground ores based on the actual gold production. The differences are allocated based on specified procedures and formulae.

Separate metallurgical balances are maintained at Goldstrike for the roaster, the autoclaves, and the refinery. The metallurgical balances are calculated on a monthly basis according to the equation:

IN = OUT + r Inventory

The monthly inventory is a key component of the metallurgical balance. At each month end, measurements are made of the amount of material contained in the circuits and representative samples of the material are taken and assayed to estimate the amount of gold contained in each circuit.

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The tonnages fed to the plants are measured using flow meters and densitometers. Automatic samplers are used to collect samples of the feed and the tails for both the autoclave and the roaster. Using this data, the “Ounce Calls” are estimated and reported on the Daily Safe Production Report (DSPR). The tonnages are not adjusted. The head grades are adjusted at the month end based on the actual gold production. Tailings grades may be adjusted based on bench-top autoclave test results, bench-top roaster test results, or contracted recovery rates for toll material. The actual production is reconciled with the Ounce Call for each plant based on the total actual gold production using the ratios determined from the Ounce Call.

AUTOCLAVE ADJUSTMENTS

In the autoclave, the different feed materials are campaigned so the tonnage of each is measured using the magnetic flow meter and the densitometer. The Betze tons from the open pit mine are estimated using the difference between the total tonnage and the tonnage of each of the toll processed materials according to the following equation.

Total Tons – Concentrate Tons – Toll Tons = Betze Tons

The head grade is adjusted based on the gold production numbers. No adjustment is made to the head grades of the toll material. This means that the entire adjustment is made to the Betze head grade since no underground ore is processed in the autoclaves.

The final plant tail grade comes from the DSPR with no adjustments. The tail grades for toll materials are determined using the estimated gold recovery based on either lab test results or the contracted recovery rate.

ROASTER ADJUSTMENTS

The total tonnage to the roaster is not adjusted; it is measured using a densitometer and a flow meter. The toll material is not campaigned; therefore, the tonnage of toll material is determined using scale weights and moisture determinations that are measured from representative samples. The tonnage of material coming from the underground mine is provided to the process division by the mine. Again, the tonnage of material from the Betze open pit is calculated by the difference according to:

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Total Tons – Concentrate Tons – Toll Tons – Underground Tons = Betze Tons

No adjustment is made to the head grades of toll material. The adjustments made based on actual production are applied to both the underground head grade and the Betze head grade using simple ratios.

The final roaster tail grade is taken from the DSPR with no adjustment. The tail grade from toll ore is determined using the estimated gold recovery based on either lab test results or the contracted recovery rate. The roaster recovery model is used to estimate tail grades for the underground and Betze ores. Estimated tail grades are corrected by applying a ratio to the actual DSPR tail grade less toll tail ounces.

The recovery is adjusted using the adjusted head grade and the corrected tail grade using the following equation:

Ounce Production = Tons x Adjusted Head Grade x Adjusted Recovery (%)

The minor adjustments made to the plant head grades for 2010 and 2011 are summarized in Table 13-3.

TABLE 13-3 SUMMARY OF HEAD GRADE ADJUSTMENTS

Barrick Gold Corporation—Goldstrike Mine

	2010			2011
	Autoclave	Roaster	Overall	Autoclave	Roaster	Overall
Calculated Plant Head Grade, oz/st Au	0.112	0.236	0.194	0.129	0.205	0.180
Adjusted Plant Head Grade, oz/st Au	0.113	0.236	0.194	0.129	0.205	0.187
Difference, oz/st Au	0.001	0.000	0.000	0.000	0.000	-0.007
Difference, %	0.51	0.08	0.16	0.00	0.00	-3.74

Based on the evaluation of the head grade adjustments, RPA believes that the recovery calculations and the estimated equations used to estimate gold recoveries are accurate.

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14 MINERAL RESOURCE ESTIMATE

Table 14-1 summarizes the total Mineral Resources, exclusive of Mineral Reserves, at the Goldstrike Mine.

TABLE 14-1 GOLDSTRIKE MINERAL RESOURCES—DECEMBER 31, 2011

Barrick Gold Corporation—Goldstrike Mine

	Measured Resources			Indicated Resources			Measured + Indicated Resources
	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
Within Reserve Pit	783	0.032	25	3,352	0.032	107	4,131	0.032	132
Within Resource Pit	103	0.032	3	358	0.077	12	462	0.032	15

Open Pit Subtotal	886	0.032	28	3,711	0.032	119	4,612	0.032	147
Underground	985	0.341	336	5,092	0.293	1,492	6,077	0.301	1,828

Total	1,867	0.195	364	8,818	0.183	1,611	10,685	0.185	1,975

	Inferred Resources
	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
Within Reserve Pit	531	0.055	29
Within Resource Pit	34	0.049	2

Open Pit Subtotal	564	0.055	31
Underground	2,698	0.298	805

Total	3,263	0.256	835

Note:

1.	CIM Definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated using a long-term gold price of $1,400 per ounce.

3.	Mineral Resources are exclusive of Mineral Reserves.

4.	Open pit Mineral Resources are based on cut-off grades of 0.030 oz/st Au for roaster feed, 0.040 oz/st Au for acid POX, 0.045 oz/st Au for alkaline POX, and 0.040 oz/st Au for CaTs.

5.	Underground Mineral Resources are reported at an incremental cut-off grade of 0.10 oz/st Au.

6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.	Totals may not add due to rounding.

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OPEN PIT MINERAL RESOURCES

SUMMARY

Table 14-2 summarizes open pit Mineral Resources exclusive of Mineral Reserves. The Qualified Person for the open pit Mineral Resource estimate is Wayne W. Valliant, P.Geo.

TABLE 14-2 OPEN PIT MINERAL RESOURCES—DECEMBER 31, 2011

Barrick Gold Corporation—Goldstrike Mine

	Measured Resources			Indicated Resources			Measured + Indicated Resources
	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
Within Reserve Pit	783	0.032	25	3,352	0.032	107	4,131	0.032	132
Within Resource Pit	103	0.032	3	358	0.032	12	462	0.032	15

Open Pit Total	886	0.032	28	3,711	0.032	119	4,612	0.032	147

Inferred Resources

	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
Within Reserve Pit	531	0.055	29
Within Resource Pit	34	0.049	2

Open Pit Total	564	0.055	31

Notes:

1.	Mineral Resources estimated according to CIM Definitions.

2.	Mineral Resources are exclusive of Mineral Reserves and are contained within and below the reserve pit.

3.	Mineral Resources estimated at $1,400/oz Au.

4.	Mineral Resources based on cut-off grades of 0.030 oz/st Au for roaster feed, 0.040 oz/st Au for acid POX, 0.045 oz/st Au for alkaline POX, and 0.040 oz/st Au for CaTs.

5.	Tonnages factors vary depending on mineralization domain.

6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.	Columns may not exactly due to rounding.

GEOLOGICAL INTERPRETATION AND GRADE CONTOURING

The open pit block model has been created using Mintec Inc.’s MineSight® software supplemented by custom programs derived from Geostatistical Software Library (GSLIB) software from Stanford University. Three-dimensional solids representing fault traces and lithologic units have been created from drill hole logging, and blasthole and bench mapping information. These solids and the understanding of mineralization controls are used as reference features in guiding the generation of grade contours used in estimating the gold resource model.

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Creation of model domains and grade contouring was guided by geologic interpretation of mineral controls, i.e., fault and structure orientations, host rock control, grade clustering, etc. Blasthole grade control assay data are also used for contouring where available. Grade contours and grade interpolation domains have been established to control the block estimation by grouping composites and blocks into distinct geological and metallurgical regimes

GRADE DOMAINS AND ZONES

Assays and composites are grouped into domains based on the grade, structure, host rock, spatial location, etc., in an effort to define different types of ore. All composites within a domain solid are coded with the same domain value as summarized in Table 14-3.

TABLE 14-3 OPEN PIT MINERALIZATION DOMAINS

Barrick Gold Corporation—Goldstrike Mine

Domain	Description
1	Latite
2	Unknown
3	SW Bazza
4	Northwest
5	Bills
6	South Buzzard
7	Bridge
8	North Betze East
9	Betze
10	Weird 2
11	North Post
12	JBE
13	Post
14	Rodeo

Grade contours are created from assay/composite, blasthole, and geologic model information. Goldstrike has implemented a program to continuously update and modify the grade contours based on blasthole assays, geologic bench mapping, and geologic model updates. Fourteen interpolation domains have been developed to represent portions of the model that display similar geologic or geostatistical properties. Variograms have been created for combinations and groupings of grade zones and kriging domains.

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The block model is coded with respect to rock type, grade zone, and kriging domain using either 2D polygons or 3D solids. A block is coded if 50% or more of the block falls inside the polygons or solids. Grade zone and interpolation domain codes are used directly for gold interpolation, while rock type is used for metallurgical parameters.

A grade zone code is assigned to composites according to its spatial location with respect to the grade contours as summarized in Table 14-4.

TABLE 14-4 OPEN PIT GRADE CONTOUR ZONES

Barrick Gold Corporation—Goldstrike Mine

Zone	Grade Contour Range (Moz/st Au)	Grade Contour Range (oz/st Au)
0	0	0
1	15-29	0.015-0.029
2	30-64	0.030-0.064
3	65-149	0.065-0.149
4	150-199	0.150-0.199
5	200-299	0.200-0.299
6	300-399	0.300-0.399
7	400-9,999	>0.400
8	1-14	0.001-0.014

Figure 14-1 illustrates the grade zone contours for Bench 4290.

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FIGURE 14-1 BENCH 4290 GRADE ZONE CONTOURS

16000 N
15000 N
14000 N
13000 N
12000 N
11000 N
10000 N
5000 E
6000 E
7000 E
8000 E
9000 E
10000 E
11000 E
12000 E
13000 E
N

AUFA: Numeric Values (moz / st Au)

- < 0
- 0
- 15
- 30
- 65
- 150
- 200
- 300
- 400

0 0.5 1.0 1.5 2.0
Kilometres

Figure 14-1

Barrick Gold Corporation
Franco-Nevada Corporation

Goldstrike Mine
State of Nevada, U.S.A.

Bench 4290
Grade Zone Contours

March 2012

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DOCUMENTATION

The methodology used in creating the EOY2010 resource model has been thoroughly documented by the Goldstrike resource team. They have created several documents that list model notes and step by step procedures for re-creating the model in MineSight®. These step by step notes include screen shots of all of the panels used in the software and descriptions of all of the data files used. RPA does note that the model documentation is not in a similar layout or format as some of the other regional Barrick sites.

DENSITY DATA

The density values used by Goldstrike’s modelling team for EOY2011 resource estimations originated from historical tests conducted on core for several area of the Betze-Post deposit. These tests have indicated an average tonnage factor for non-Carlin Formation ore and waste of approximately 13.5 cubic feet per ton (ft3/st). For Carlin Formation waste, a tonnage factor of 16.0 ft3/st is used and for waste dump material, a value of 18.2 ft3/st is used. These values are in line with those used by other operations in the immediate region.

RPA recommends collecting an updated suite of samples for density testwork on the entire range of types of ore and waste.

MINIMUM WIDTH

No minimum widths are employed per se except for the grade contour modelling in plan. The 50 ft. x 50 ft. x 20 ft. block dimensions are the implicit minimum width.

CUT-OFF GRADES

Breakeven cut-off grades are applied to resource blocks at the resource summary stage.

CAPPING OF HIGH GRADE VALUES

Grade capping employs Barrick software and is applied to individual assays. Variable capping thresholds are employed as determined from log-probability grade distributions domain by domain. Outlier high grade populations are identified from profile inflections and the inflection point grade taken as the capping threshold. The capping level is applied to the domain assays and statistics examined to ensure the coefficient of

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variation (CV) for the capped assays is less than 2. Capping thresholds for the EOY2011 resource estimate are summarized in Table 14-5. In RPA’s opinion the capping thresholds are reasonable.

TABLE 14-5 CAPPING OF HIGH GRADE VALUES – OPEN PIT

Barrick Gold Corporation—Goldstrike Mine

Domain	Capping Level (oz/st Au)	CV Capped
Latite	0.800	4.50
Unknown	0.600	2.72
SW Bazza	1.200	4.20
NW	1.000	4.54
Bill’s	1.000	3.73
S Buzzard	0.500	3.99
Bridge	1.200	3.39
NB East	1.000	2.99
Betze	1.125	2.25
Weird 2	2.000	3.15
North Post	1.000	2.13
JBE	1.000	2.60
Post	1.500	2.68
Rodeo	1.000	1.60
Other	1.800	3.01

COMPOSITING

Goldstrike used two methods to composite drill hole data, with the method selection being based on the dip angle of the drill hole. If the drill hole dip is equal to or greater than 45°, the hole is composited by bench. If the drill hole has a dip angle shallower than 45°, the hole is composited down the hole with a maximum composite interval of 30 ft. All compositing is performed using MineSight® software. Due to MineSight® limitations, composite data is manipulated in four separate files that are merged together to use in the creation of the resource model. Figure 14-2 illustrates the statistics of the composite lengths.

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FIGURE 14-2 OPEN PIT COMPOSITE LENGTH STATISTICS

VARIOGRAPHY

RPA checked the variography by running horizontal variograms on all the domain coded composites and then on a few selected individual domains.

Goldstrike variography studies obtained ranges of 250 ft to 500 ft, depending on the domain. RPA obtained similar results with the horizontal variograms. There is a preferred orientation northwest-southeast, but Goldstrike has used the shorter range in all horizontal directions.

In RPA’s opinion, given the size of the deposit, the amount of drilling, and the drill hole spacing, the search distances used in the Mineral Resource estimation are reasonable.

INTERPOLATION STRATEGY

For the open pit resource estimate, the grade interpolation was carried out by Inverse Distance Squared (ID2), with a search ellipse consistent with the variography for each domain and grade zone. The interpolation uses a pancake like search ellipse that has equal search distances in both the X and Y directions with a constraining search distance in the Z direction to 50 ft for all domains. It is important to note that the grade contours are used to constrain the estimated gold grade. Table 14-6 lists key parameters used for grade interpolation.

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TABLE 14-6 GRADE INTERPOLATION PARAMETERS FOR OPEN PIT

RESOURCE ESTIMATION

Barrick Gold Corporation—Goldstrike Mine

		Search Distance			Samples
Pass # (Category)	Domain	X	Y	Z	Min	Max	Per Hole
Pass 1 (Measured)	All	25	25	10	1	1	1
Pass 2 (Indicated)	1,2,9,10,11,12,13,14,99	300	300	50	2	3	1
	3	90	90	50	2	3	1
	4,7	225	225	50	2	3	1
	5	275	275	50	2	3	1
	6	100	100	50	2	3	1
	8	250	250	50	2	3	1
Pass 3 (Indicated)	1,2,9,10,11,12,13,14,99	150	150	50	1	3	1
	3	75	75	50	1	3	1
	4,7	115	115	50	1	3	1
	5	150	150	50	1	3	1
	6	75	75	50	1	3	1
	8	125	125	50	1	3	1

Pass 4 (Inferred)	1,2,9,10,11,12,13,14,99	400	400	50	2	3	1
	3	150	150	50	2	3	1
	4,7	400	400	50	2	3	1
	5	450	450	50	2	3	1
	6	200	200	50	2	3	1
	8	400	400	50	2	3	1

BLOCK MODEL

The Betze-Post open pit bock model properties are shown below. The origin is in mine grid coordinates. The model is oriented north-south, east-west, i.e., is unrotated and extends along each axis for:

Model Axis	Ft.
East (X)	14,050
North (Y)	12,050
Elevation (Z)	2,300

Model maximum depth from surface varies from approximately 1,750 ft in the west to approximately 2,330 ft in the east, depending on surface topography. Model extents are adequate for open pit design, but drilling depths extend well below the block model depth. Blocks have a height of 50 ft, a width of 50 ft, and a length of 50 ft.

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In addition to the gold grade block model, block models have been prepared and interpolated for rock units and for process route parameters: sulphide content (S2), bleach test (BLCH), arsenic content (ARSEN), carbonaceous material (TCM), carbonate, pregnant solution robbing value (PRVAL), bond work index (BWI), SAG mill power index (SPIMN), and fuel consumption (FUEL).

OPEN PIT RESOURCE CLASSIFICATION

Resource classification is based on distance from the resource block centroid to the nearest composite. The distances are determined from variogram ranges at 80% and 90% of the sill, where Measured Resource is defined for distances up to 80% and Indicated Resource up to 90%. Variograms for gold have been prepared from the composites. The number of composites and spatial location of composites used for block grade interpolation are also criteria for Measured and Indicated classification and are summarized in Table 14-7.

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TABLE 14-7 OPEN PIT RESOURCE CLASSIFICATION

Barrick Gold Corporation - Goldstrike Mine

Category	Estimation Pass Number	Classification	No. of Composites for Interpolation
			Minimum	Maximum	Max. Per Hole
1	1	Measured	1	1	1
2	2 and 3	Indicated	2	3	1
3	4	Inferred	2	3	1

Blocks classed as Indicated generally form coherent areas within the resource/reserve pits with minor dispersed areas of Inferred. Characteristic of distance based classification schemes, the Measured blocks comprise coherent areas where drilling is closely spaced.

Mineral Resources are within a pit shell optimized at $1,400/oz Au.

RESOURCE ESTIMATE VALIDATION

In RPA’s opinion, the EOY2011 resource estimation is appropriate for the style of mineralization in the southeastern areas of the Carlin Trend. The following is a list of some of the checks performed on the resource model by RPA:

•	Checked for duplicate drill hole traces, twinned holes, etc.

•	Checked collar locations for zero/extreme values.

•	Checked assays in database for missing intervals, long intervals, extreme high values, blank/zero values, reasonable minimum/maximum values.

•	Ran validity report to check for out of range values, missing interval, overlapping intervals, etc.

•	Checked for overlapping wireframes to determine possible double counting.

•	Checked mineralization/wireframe extensions beyond last holes to see if they are reasonable and consistent.

•	Compared basic statistics of assays within wireframes with basic statistics of composites within wireframes for both uncut and cut values.

•	Checked for capping of extreme values and effect of Coefficient of Variance.

•	Checked for reasonable compositing intervals.

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•	Checked that composite intervals start and stop at wireframe boundaries.

•	Checked that assigned composite rock type coding is consistent with intersected wireframe coding.

•	Checked if block model size and orientation is appropriate to drilling density, mineralization, and mining method.

•	Checked search volume radii and orientations against available variography.

•	Checked kriging parameters against available variography.

•	Visually checked block resource classification coding for isolated blocks.

•	Compared block statistics (zero grade cut-off) with assay/composite basic statistics.

•	Visually compared block grades to drill hole composite values on sections and/or plans.

•	Visually checked for grade banding, smearing of high grades, plumes of high grades, etc., on sections and/or plans.

•	Conducted a block value calculation on trace blocks within the model.

CONCLUSIONS

In RPA’s opinion, the open pit Mineral Resource estimates are competently conducted using reasonable and appropriate parameters, assumptions, and methodology. The data collection system (i.e., the sample data) is well configured and maintained. Estimation procedures are very well organized and documented, as are the various sign-offs and validation checks. All personnel interviewed during the audit appeared to be comfortable and confident with their roles in the process.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which could materially affect the open pit Mineral Resource estimates.

UNDERGROUND

SUMMARY

Tables 14-8 and 14-9 list the underground Mineral Resources exclusive of Mineral Reserves. These Mineral Resources could not be converted to Mineral Reserves due to operational constraints (e.g., Measured and Indicated Mineral Resources) or an insufficient level of confidence (e.g., Inferred Mineral Resources). The Qualified Person for the underground Mineral Resource estimate is Chester M. Moore, P.Eng.

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TABLE 14-8 UNDERGROUND MINERAL RESOURCES—DECEMBER 31, 2011

Barrick Gold Corporation—Goldstrike Mine

	Measured Resources			Indicated Resources			Measured and Indicated Resources
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
Area	(000)	(oz/st)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Meikle	289	0.423	122	440	0.298	131	729	0.348	254
South Meikle	19	0.469	9	64	0.241	15	83	0.294	24
Extension	35	0.551	19	263	0.444	117	298	0.457	136
East Griffin	51	0.291	15	100	0.268	27	151	0.276	42
West Griffin	57	0.265	15	119	0.206	25	176	0.225	40
Upper/West Rodeo	385	0.266	102	1,794	0.252	452	2,179	0.254	554
Lower Rodeo	104	0.413	43	488	0.349	170	592	0.360	213
Barrel	44	0.226	10	188	0.246	46	232	0.242	56
North Betze
Main/East Banshee				543	0.404	220	543	0.404	220
North Post				1,094	0.265	290	1,094	0.265	290

Total	985	0.341	336	5,092	0.293	1,492	6,077	0.301	1,828

Notes:

1.	CIM Definitions were followed for Mineral Resources.

2.	Mineral Resources are reported using a long-term gold price of US$1,400 per ounce.

3.	Mineral Resources are reported at an incremental cut-off grade of 0.10 oz/st Au.

4.	A minimum mining width of 15 ft was used.

5.	Mineral Resources are exclusive of Mineral Reserves.

6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.	Totals may not add correctly due to rounding.

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TABLE 14-9 UNDERGROUND INFERRED MINERAL RESOURCES—DECEMBER

31, 2011

Barrick Gold Corporation—Goldstrike Mine

Zone	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
Meikle	5	0.10	0
South Meikle	34	0.36	12
Extension	82	0.41	34
East Griffin	26	0.38	10
West Griffin	68	0.24	16
Upper/West Rodeo	651	0.24	153
Lower Rodeo	533	0.38	203
Barrel	171	0.27	47
North Betze
Main/East Banshee	300	0.36	107
North Post	828	0.27	223

Total Inferred	2,698	0.298	805

Notes:

1.	CIM Definitions were followed for Mineral Resources.

2.	Mineral Resources are reported using a long-term gold price of US$1,400 per ounce.

3.	Mineral Resources are reported at an incremental cut-off grade of 0.10 oz/st Au.

4.	A minimum mining width of 15 ft was used.

5.	Mineral Resources are exclusive of Mineral Reserves.

6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.	Totals may not add correctly due to rounding.

At Goldstrike underground division, the Mineral Resource estimates are the responsibility of the mine technical staff under the direction of the Senior Systems Engineer, the Goldstrike Underground Qualified Person. Mineral Resources are estimated using block models constrained by three-dimensional wireframe models of the mineralized bodies and underground workings. The grade is interpolated into the blocks using Inverse Distance to the Fifth Power (ID5) weighting. The models are constructed using Maptek Vulcan 3D software, version 7.5.

RPA examined the EOY 2010 underground Mineral Resources in detail and found them to meet or exceed industry standards. It is understood that, except for the North Post zone, the EOY2011 Mineral Resources are based on the same block models as 2010 but have been adjusted for mine design areas mined out in 2011.

In RPA’s opinion, the underground EOY2011 Mineral Resource estimates are competently completed to industry standards using reasonable and appropriate parameters and are acceptable for reserve work. The resource estimates conform to NI43-101.

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WIREFRAME MODELS

The wireframe models are grade shells constructed from the drilling and muck sample data, at cut-offs of 0.05 oz/st Au and 0.10 oz/st Au. The configuration is generally to build a “mineralized” zone at the lower cut-off, which encompasses higher grade zones built at the higher cut-off. This allows for reasonable estimates of the dilution grade surrounding the orebodies.

Wireframes are based primarily on grade, although the shapes are influenced by geological features such as faults and lithological boundaries. The interpretations are drawn as polylines on cross section views on-screen, and using a minimum horizontal mining width constraint of 10 ft. Section spacing is in the order of 20 ft to 25 ft but can be as narrow as 10 ft. The polylines are linked together to create the solid models.

When completed, the wireframe models are reviewed and validated by the geological staff. They are validated and checked again prior to inclusion in the Mineral Resource estimates. The wireframes are then used to assign domain codes to both the block model and the samples. This provides the ability to control which samples can be used for estimation of a particular domain. The wireframes can also be used for estimation of domain volumes and tonnages.

RPA inspected a number of the wireframe models, and notes that they appear to have been constructed in a reasonable fashion, although some are quite complex. In the more complicated models, the interpreted outlines of the mineralization are observed to vary significantly from section to section.

BLOCK MODELS

There are four block models that contain the Mineral Resources at Goldstrike underground. These block models encompass 18 individual mineralized zones. All four block models comprise default blocks measuring 50 ft x 50 ft x 50 ft, with parent blocks measuring 10 ft x 10 ft x 10 ft, and sub-blocking down to 5 ft x 5 ft x 5ft. The default (50 ft) blocks are used to assign a 0.001 oz/st Au grade to the waste material, while the smaller blocks are used in the ore. Origins and extents vary according to the zone being modelled.

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The principal economic component estimated into the blocks is gold. In addition, estimates of accessory components that impact on the block economics were made and include sulphur, carbonate, arsenic, and total carbonaceous material. Royalty information is also coded into the model to allow appropriate factors to be calculated for resource/reserve economics.

In RPA’s opinion, the EOY2010 block models have been constructed in a reasonable and appropriate fashion. Figure 14-3 provides a 3D view of the underground block models.

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FIGURE 14-3 ISOMETRIC VIEW OF UNDERGROUND BLOCK MODELS

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BULK DENSITY

Bulk density was based on several hundred determinations carried out over a span of years. The determinations were made by submerging rock specimens in either water or mercury to determine the volume, then estimating the bulk density by dividing the weight of the sample by its volume. The measurements have been conducted on most of the mineralized zones on the property and tonnage factors are applied by zone in the block model. Density measurements are periodically updated, the last occurring in 2007. Tonnage factors and bulk densities of the various zones are provided in Table 14-10.

TABLE 14-10 TONNAGE FACTOR/DENSITY—GOLDSTRIKE UNDERGROUND

Barrick Gold Corporation—Goldstrike Mine

Zone	Tonnage Factor (ft3/st)	Density (st/ft3)
Meikle
Meikle Main Zone Bx	12.0	0.083
Meikle La	12.9	0.078
East Zone	12.0	0.083
South Meikle	12.9	0.078
Extension	12.0	0.083
Griffin Bx	12.0	0.083
Griffin Bs	13.1	0.076
Griffin La	12.9	0.078
Mineralized	12.0	0.083
West Griffin	12.9	0.078
West Griffin Mineralized	12.0	0.083

Rodeo
Rodeo Upper North	13.6	0.074
Rodeo Upper South	13.6	0.074
Rodeo Upper Lower	12.9	0.078
West Rodeo	13.0	0.077
Barrel	13.0	0.077
Mineralized - above 4040	13.6	0.074
Mineralized - below 4041	12.9	0.078

Other
Banshee East	13.0	0.077
Banshee West	12.2	0.082
Banshee Mineralized	13.0	0.077
North Post	13.5	0.074
North Post Mineralized	13.5	0.074

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In RPA’s opinion, the tonnage factors appear to be reasonable. However, no tonnage factors exist for Banshee and North Post deposits. Tonnage factors from other similar deposits are being used in estimations for those zones. RPA recommends that tonnage factor determinations be collected in the various ore and waste types at Banshee and North Post.

GRADE CAPPING

High assays are not capped or in any way restricted in their influence on the grade interpolations. This strategy is based on recommendations from a study done by Agoratek International in 2003. In RPA’s opinion, it may be necessary to revisit the treatment of high assays in the grade interpolation process as a method of resolving any shortfall in ounces produced. Sample statistics are provided in Table 14-11.

TABLE 14-11 UNDERGROUND SAMPLE STATISTICS

Barrick Gold Corporation—Goldstrike Mine

Domain	Mean (oz/st Au)	Standard Deviation	Coefficient of Variation	Maximum (oz/st Au)
Meikle Main	0.541	0.99	1.83	30.95
South Meikle	0.475	0.74	1.55	16.58
Extension	0.353	0.39	1.11	4.57
Griffin Bx	0.246	0.28	1.16	4.30
Griffin Bs	0.216	0.18	0.84	2.36
Griffin La	0.400	0.42	1.06	2.54
West Griffin—E&W Dipping	0.305	0.26	0.86	2.68
Rodeo West Dipping	0.291	0.31	1.06	8.34
Rodeo East Dipping	0.268	0.29	1.09	7.56
Lower Rodeo	0.248	0.25	1.01	5.63
Banshee West	0.412	0.42	1.01	3.09
Banshee East	0.284	0.32	1.12	2.47
North Post	0.215	0.14	0.67	2.19
North Post Lower	0.208	0.16	0.75	1.44
North Post Deep	0.279	0.23	0.82	2.00

COMPOSITES

Drill results from diamond drill holes and RC drill holes, as well as test hole and channel sample data, are used for the block modelling. The drill samples were composited to 10 ft lengths, with the ore zone controlling the process prior to geostatistical analysis and grade interpolation. Compositing is configured to start and stop at the boundary of

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wireframe models. Remnant composites, of less than the requisite 10 ft length, located at the boundaries of these zones are retained in the database and are length weighted in the interpolation.

Composites are checked visually afterwards to confirm that they were properly generated. Statistics are also generated and compared with the previous year’s composites. Composite statistics are provided in Table 14-12.

In RPA’s opinion, the compositing has been done in an appropriate fashion.

TABLE 14-12 UNDERGROUND COMPOSITE STATISTICS

Barrick Gold Corporation—Goldstrike Mine

Domain	Mean (oz/st Au)	Standard Deviation	Coefficient of Variation	Maximum (oz/st Au)
Meikle Main	0.527	0.89	1.70	17.35
South Meikle	0.459	0.64	1.39	11.96
Extension	0.342	0.35	1.03	2.99
Griffin Bx	0.243	0.26	1.07	3.78
Griffin Bs	0.214	0.17	0.77	1.92
Griffin La	0.379	0.37	0.98	2.35
West Griffin—E&W Dipping	0.297	0.24	0.79	2.41
Rodeo West Dipping	0.286	0.28	0.97	4.32
Rodeo East Dipping	0.263	0.26	0.99	4.56
Lower Rodeo	0.244	0.22	0.91	3.12
Banshee West	0.396	0.37	0.93	2.68
Banshee East	0.278	0.29	1.03	2.07
North Post	0.212	0.13	0.60	2.09
North Post Lower	0.205	0.13	0.65	1.34
North Post Deep	0.273	0.21	0.75	1.43

VARIOGRAPHY

Geostatistical analyses were conducted on the composited sample data to confirm or refine the search parameters for each domain. The analyses were carried out using the software tools in Vulcan, which are based on GSLIB software. Directional correlograms were generated for each of the domains, and the search orientations and ranges derived from covariance models derived from these correlograms. The covariance models were also used for classification of the Mineral Resources.

RPA checked Goldstrike’s variography for selected individual domains (Main Zone Breccia, Griffin Bazza Sands, Rodeo West Dipping, North Post Lower East Dip, and

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Banshee East). Goldstrike variogram studies obtained ranges of 35 ft to 160 ft, depending on the domain. RPA obtained similar results with the check variograms. It appears that Barrick has used conservative ranges in all horizontal directions.

In RPA’s opinion, given the size of the deposit, the amount of drilling, and the drill hole spacing, the search distances used in the Mineral Resource estimation are reasonable.

GRADE INTERPOLATIONS

Grades were estimated into the blocks using ID5. The interpolations were run in two passes, with the first pass using search distances equal to the range of the correlograms. The search was limited to a minimum of one and a maximum of four composites per block, with a maximum of one composite per drill hole. The 0.100 and 0.050 shapes represent hard boundaries, across which composites are restricted for both correlogram modelling and composite selection during estimation. The blocks external to the ore envelope boundaries were used to assess external dilution, as well as to estimate resources external to the mineable ore shapes.

A nearest neighbour estimate was run with the same parameters as the inverse distance. This was necessary to find the distance to nearest sample. The distance to nearest sample is used as a part of the block classification process (measured, indicated, and inferred).

The wireframes of the mined-out volumes were used to determine the proportion remaining of each block. Blocks with less than 50% of their volumes remaining in place were tagged as “mined out”. These blocks were not allowed to contribute any material to the Mineral Resources.

In RPA’s opinion, the grade interpolations have been conducted in a reasonable fashion. The combination of the ID5 weighting and the four-composite maximum per block will yield a grade distribution with minimal smoothing. This is reportedly a deliberate strategy to try to minimize smoothing in the block grades, and has been calibrated over the years to agree with mine production.

CUT-OFF GRADES

Longhole and drift-and-fill designs are completed by ore zone, utilizing the 0.100 oz/st Au and 0.050 oz/st Au mineralized boundaries. Access and capital development may be

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laid out within the 0.050 oz/st Au boundary or within waste. Resources are only reported from designs created by engineering using appropriate cut-off grades that were based on economics at a gold price of $1,200 per ounce. Material in designs that is not in reserves but is above a drift and fill cut-off grade (based on $1,400 per ounce gold price) for stoping or an incremental development cut-off grade for development designs (0.10 oz/st Au) are considered as resources. Designs for accessing mining areas that are above the 0.100 oz/st Au cut-off grade may be included in the resources, if they must be mined to provide access other reserve areas. RPA finds the application of cut-off grades meets or exceeds industry standards.

CLASSIFICATION

The first step in the resource estimation is to flag a block model field with an initial resource classification. Each model cell is evaluated for distance to nearest sample used for estimation, distance to nearest mining area, and number of drill holes used in estimation to establish a level of confidence for resource classification. This was done for each domain. The following requirements were applied to the domains:

•

Some blocks were removed from resource using wireframes created around already mined areas. This method was followed in all areas except where there was no mining or in cut and fill areas (i.e., South Meikle). In cut and fill areas, material left behind in mining is more likely to be mined later.

•	Measured material must be within 20 ft to 35 ft of development or stoping.

•	All blocks below the 3,600 elevation are classified as Inferred.

•	Distances to nearest samples were used for further classification.

•	These distances are shown in Table 14-13.

•	Material in the mineralized area is classified as Inferred if the distance to nearest sample is less than the 0.050 domain shell Inferred distance.

•	Material in the ore domains is classified as Inferred if the distance to nearest sample is less than the 0.100 domain shell Inferred distance.

•	Material in the mineralized area is classified as Indicated if the distance to the nearest sample is less than the 0.050 domain Indicated distance.

•	Material in the ore domains is classified as Indicated if the distance to nearest sample is less than the 0.100 domain shell Measured/Indicated distance.

•	Material in the ore domains is classified as Measured if the distance to nearest sample is less than 35 ft from the nearest mining area.

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Since the distance criterion for classification is based on the correlogram ranges, which vary from domain to domain, the limits are not consistent throughout the mine. The various distance criteria are listed in Table 14-13.

TABLE 14-13 UNDERGROUND RESOURCE CLASSIFICATION DISTANCES

Barrick Gold Corporation—Goldstrike Mine

		Near Mining	0.1 oz/st Shell		0.05 oz/st Shell
Area	Deposit	Measured (ft)	Measured Indicated (ft)	Inferred (ft)	Indicated (ft)	Inferred (ft)
Meikle	Main/East	35	49	103	—	—
	La/South	20	30	55	—	—
	Extension/Griffin Bx	35	36	58	—	—
	Griffin Bs/La	35	42	85	—	—
	South Meikle E. Dip	20	23	48	—	—
	Mineralized East Dip	—	—	—	46	88
	Mineralized West Dip	—	—	—	30	51
Rodeo-Upper	West Dip	35	44	79	—	—
	East Dip	35	30	68	—	—
	Lower Rodeo	35	42	110	—	—
	Mineralized West Dip	—	—	—	20	43
	Mineralized East Dip	—	—	—	21	30
West Griffin		35	28	40	—	—
North Post		—	42	73	45	82
Banshee	West	—	41	53	43	60
	East	—	36	54	51	70

Using the block model, EOY2011 designs are created by Engineering staff using appropriate cut-off grades that were based on economics at a gold price of $1,200 per ounce (mid-year resource cut-off value). Designs are then evaluated for economics by Engineering as economic or not economic and by Geology staff for high, medium, or low confidence using their geologic knowledge and performance in the areas. Using the economic and confidence evaluations, material may be classified as a reserve. Only material with a design that passes economic and geologic evaluation is reported as a reserve. Blocks coded as Measured become Proven Mineral Reserves, and blocks coded as Indicated are classified as Probable Mineral Reserves.

Designs not included in the EOY2011 Mineral Reserves are tabulated and reported as Mineral Resources if they meet or exceed the incremental cut-off grade. The cut-off for this material is the Life of Mine (LOM) cut-off for drift and fill stoping (i.e., the highest cost

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method). This cut-off is based on an EOY2011 gold price of $1,400/oz and is considered the incremental cut-off grade (i.e., development muck that might not make a fully costed cut-off but, once mined to provide access to other mining areas, could be hoisted and milled for a profit taking into account processing and site costs only). As well, the in situ material inside the design volumes is summed to generate a report of the Mineral Resources contained within the Mineral Reserves. These resources are also reported at the LOM drift and fill cut-off grade. The two categories are added together to estimate the total Mineral Resources.

It often happens that some Inferred Mineral Resources, waste, and/or backfill are included in the mine design. As such, this material becomes part of the Mineral Reserves. Inclusion of Inferred material is incorrect but in practice this cannot be avoided without an unreasonable amount of effort. In RPA’s opinion, as long as the mine design is based on the Measured and Indicated Mineral Resources only and the Inferred material is included as dilution, or development muck, then the estimate is valid.

In RPA’s opinion, the classification procedures are reasonable and appropriate.

GOLDSTRIKE VALIDATION

The EOY2010 block models were validated by Goldstrike using the following methods:

•	Visual inspection and comparison with composite data;

•	Multiple visual inspections by the Geology staff to identify and remove low-confidence material;

•	Comparison of global mean sample, composite, and block grades;

•	Random checks of individual blocks with local composites;

•	Comparison with previous year’s estimate.

RPA VALIDATION

The EOY2010 resource estimation is appropriate for the style of mineralization in the southeastern areas of the Carlin Trend, in RPA’s opinion. The following is a list of some of the checks performed on the resource model by RPA:

•	Checked for duplicate drill hole traces, twinned holes, etc.

•	Checked collar locations for zero/extreme values.

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•	Checked assays in database for missing intervals, long intervals, extreme high values, blank/zero values, reasonable minimum/maximum values.

•	Ran validity report to check for out of range values, missing interval, overlapping intervals, etc.

•	Checked for overlapping wireframes to determine possible double counting.

•	Checked wireframe extensions beyond last holes to see if they are reasonable and consistent.

•	Compared basic statistics of assays within wireframes with basic statistics of composites within wireframes for both uncut and cut values.

•	Checked for capping of extreme values and effect of Coefficient of Variance.

•	Checked for reasonable compositing intervals.

•	Checked that composite intervals start and stop at wireframe boundaries.

•	Checked that assigned composite rock type coding is consistent with intersected wireframe coding.

•	Checked if block model size and orientation is appropriate to drilling density, mineralization, and mining method.

•	Checked search volume radii and orientations against available variography.

•	Checked interpolation parameters against available variography.

•	Visually checked block resource classification coding for isolated blocks.

•	Compared block statistics (zero grade cut-off) with assay/composite basic statistics.

•	Visually compared block grades to drill hole composite values on sections and/or plans.

•	Visually checked for grade banding, smearing of high grades, plumes of high grades, etc., on sections and/or plans.

RECONCILIATION

Reconciliation of the actual mined shapes using the resource block model grades versus the mining designs for 2010 showed acceptable results for ounces produced. The designs plus losses totalled 829,339 tons grading 0.323 oz/st for 268,172 ounces while the shape mined totalled 909,133 tons grading 0.305 oz/st for 277,196 ounces. It should be noted that the actual mined shapes contain unclassified material totalling 163,386 tons (18%) grading 0.200 oz/st for 32,653 ounces (12%). For 2011 the unclassified

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material totalled 147,554 tons grading 0.150 oz/st and containing 22,190 ounces. Encountering this much unplanned material during mining does not give confidence that the initial resource models are truly representative of the various deposits. It would be advantageous to drill the unclassified areas prior to production so that the resource and reserve models accurately represent future mine production and result in reliable public disclosure of resource and reserve totals. Management acknowledges that some areas are less well known but drill platforms may not be available and, if infill drilling is undertaken to gather additional information the area may be mined before the mineral reserves are re-estimated.

CONCLUSIONS

In RPA’s opinion, the underground EOY2011 Mineral Resource estimates are competently completed to industry standards using reasonable and appropriate parameters and are acceptable for reserve work. The resource estimates conform to NI43-101. The data collection system (i.e., the sample data) is well configured and maintained. Estimation procedures are very well organized and documented, as are the various sign-offs and validation checks. All personnel interviewed during the audit appeared to be comfortable and confident with their roles in the process.

It is understood that, with the exception of the North Post zone, the EOY2011 Mineral Resources are based on the same block models as 2010 but have been adjusted for mine design areas mined out in 2011.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which could materially affect the open pit Mineral Resource estimates.

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15 MINERAL RESERVE ESTIMATE

The Mineral Reserves for the Goldstrike Mine are shown in Table 15-1. These Mineral Reserves are a combination of the open pit and underground operations and the stockpiles.

TABLE 15-1 GOLDSTRIKE MINERAL RESERVES—DECEMBER 31, 2011
Barrick Gold Corporation—Goldstrike Mine

	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Process	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
Route	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Open Pit and Underground
CaTs	4,361	0.117	509	18,902	0.101	1,900	23,263	0.104	2,410
Roaster	4,753	0.148	704	19,538	0.103	2,015	24,291	0.112	2,719

Combined Total	9,114	0.133	1,214	38,440	0.102	3,915	47,555	0.108	5,129

Stockpiles
Roaster/Autoclave/BRSO	49,810	0.084	4,179				49,810	0.084	4,179

Stockpiles Total	49,810	0.084	4,179				49,810	0.084	4,179

Inventory Total			38						38

Total	58,924	0.092	5,427	38,440	0.102	3,915	97,325	0.096	9,342

Notes:

1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce.

3.	Totals may not add due to rounding.

4.	CaTs—Thiosulfate Leach Conversion Process; BRSO – Barrick Roaster Sub Ore

OPEN PIT

MINERAL RESERVES

The resource estimates discussed in Section 14 were prepared using standard industry methods and appear to provide an acceptable representation of the deposits. RPA reviewed the reported resources, production schedules, and cash flow analysis to determine if the resources meet the CIM Definition Standards for Mineral Resources and Mineral Reserves. Based on this review, it is RPA’s assessment that the Measured and Indicated Mineral Resource within the final pit design at Goldstrike can be classified as Proven and Probable Mineral Reserves.

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The EOY2011 Mineral Reserves for the open pit are summarized in Table 15-2. The Qualified Person for the open pit Mineral Reserve estimate is Stuart E. Collins, P.E.

TABLE 15-2 BETZE-POST OPEN PIT MINERAL RESERVES—DECEMBER 31, 2011
Barrick Gold Corporation—Goldstrike Mine

	Proven Reserves				Probable Reserves		Proven and Probable Reserves
Process	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
Route	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Open Pit
CaTs	4,361	0.117	509	18,902	0.101	1,900	23,263	0.104	2,410
Roaster	4,753	0.148	704	19,538	0.103	2,015	24,291	0.112	2,719
Open pit Total	9,114	0.133	1,214	38,440	0.102	3,915	47,555	0.108	5,129

Stockpiles
Autoclave/Roaster/BRSO	49,810	0.084	4,179				49,810	0.084	4,179
Stockpiles Total	49,810	0.084	4,179				49,810	0.084	4,179

Total	58,924	0.092	5,393	38,440	0.102	3,915	97,325	0.096	9,308

Notes:

1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce.

3.	Numbers may not add due to rounding.

4.	CaTs—Thiosulfate Leach Conversion Process; BRSO – Barrick Roaster Sub Ore

The LOM plan addresses the areas required for a reserve study. The open pit reserves estimated to be 47.6 million tons grading 0.108 oz/st Au, containing 5.13 million ounces of gold, are properly classified as Proven and Probable as presented in Table 15-2. Total Proven and Probable Reserves for the Goldstrike open pit and stockpiles, as of December 31, 2011, is estimated to be 97.3 million tons at a grade of 0.096 oz/st Au containing 9.3 million ounces of gold.

STOCKPILES AND ORE CONTROL

Goldstrike maintains a complex system of ore and low grade stockpiles, which have been growing since the late 1980s. There are primarily three major stockpile categories that are listed below:

•	Autoclave

•	Roaster

•	Barrick Roaster Sub Ore (BRSO)

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The Proven Reserves located in 34 different stockpiles are estimated to be 49.8 million tons grading 0.084 oz/st Au, containing 4.2 million ounces of gold, as of December 31, 2011. RPA agrees with the ore control rationale for creating the stockpiles, and the accounting methods used to track the stockpile quantities and grades.

Figure 15-1 is a general process flow of how the material mined is directed to a waste dump, a BRSO stockpile, autoclave stockpile, or roaster stockpile. RPA concurs with Goldstrike staff that continued review, sampling, and metallurgical testing of the Proven Reserve stockpiles need to be maintained.

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FIGURE 15-1 GOLDSTRIKE OPEN PIT GENERAL MATERIAL ROUTING FLOW CHART

Note that the cut-off grades will vary.

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RECONCILIATION

Goldstrike Mine has a system in place for tracking and reconciling stockpile inventories. Reconciliation is completed at the end of each month and is shown for November 2010 YTD in Table 15-3. At the end of December 2011, it was estimated that the stockpiles contained 3.3 million tons of autoclave ore at an average grade of 0.101 oz/st Au and 36 million tons of roaster ore at an average grade of 0.092 oz/st Au. Nearly 4.2 million ounces of gold are held in inventory in the stockpiles. It should be noted that operational decisions can be made regarding the type of processing method and timing of the stockpile processing. For example, it may be economically advantageous to process some of the roaster stockpile ore with the CaTs process, even if it means that the revenue from the CaTs processing can be realized sooner at a lower recovery and higher processing cost as compared to delaying the processing in the roaster circuit.

Also at month end, the process division completes an allocation procedure, as explained in Section 17. Adjustments are made to the tonnage of ore from the open pit mine, the ounces produced, the head grades, tail grades, and recovery based on the ounces of gold that are sold and the amount of material processed in the plants.

Two separate stockpile reports are maintained, one for the roaster and the other for the autoclaves. The amount of material processed from each stockpile is tracked throughout the month. At the end of the month, the tonnage of material processed from each stockpile is adjusted to reflect the total tons processed through the roaster and/or autoclave. In a similar fashion, the contained ounces are adjusted based on the production from each plant.

RPA has attempted to reconcile the amount of material contained in the stockpile by comparing the amount of material processed in the processing facilities with the Estimated Material Processed based on the change in inventory in the stockpiles and the amount of ore mined. That is:

Estimated Mined Material = Estimated Material Processed + Change in (r) Stockpile Inventory

The Estimated Mined Material is based on the Reported Polygon Tons and Ounces mined for the Post-Betze open pit. The change in the stockpile inventory is the difference between the Beginning Inventory and the Adjusted Ending Inventory. Using this methodology, the Estimated Material Processed is compared to the Actual Material

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Processed which is reported by the process division each month using the allocation procedure. Table 15-3 compares the Estimated Material Processed in both the autoclave and roaster operations with the Actual Material Processed.

TABLE 15-3 AUTOCLAVE AND ROASTER STOCKPILE ACCOUNTING SUMMARY FOR NOVEMBER 2010 YTD

Barrick Gold Corporation—Goldstrike Mine

		Autoclave			Roaster
	Tons	Grade	Ounces	Tons	Grade	Ounces
Reported Polygon Tons and Ounces Mined - Betze	60,258	0.263	12,467	13,193,365	0.135	1,783,050
Beginning Inventory	2,819,416	0.106	298,846	30,760,570	0.093	2,873,804
Adjusted Ending Inventory	3,280,973	0.101	332,220	39,292,312	0.098	3,866,236
Calculated Processed Material (Reported Mine - rInventory)	-401,299	0.052	-20,908	4,661,623	0.170	790,618
Actual Material Processed (Process Allocation)	2,608,794	0.084	218,019	4,119,867	0.211	867,564
Difference, %	115.4%	37.7%	109.6%	-13.1%	19.5%	8.9%

It appears from the accounting above that additional evaluation is required, particularly for the autoclave stockpiles. Based on RPA’s analysis, the Estimated, or Calculated, Processed Material for 2010 YTD is -401,000 tons compared to 2.6 million tons of Actual Material Processed. However, the autoclave stockpiles may also include toll ore from other operations. Since the amount of material contained in the stockpiles accounts for a significant portion of the Goldstrike resources, RPA recommends that the grade of the material contained in the stockpiles continue to be verified before it is processed.

Sonic drilling of specific stockpiles has been completed by Goldstrike and the results show a good correlation between the estimated grade from the Sonic drilling and the original ore control grade.

In addition to gold grade, the stockpile reports track the sulphide sulphur, carbonate and total carbonaceous material, and for the roaster, the total fuel value. These components are important to the efficient operation of the processing plants. It is recommended that Goldstrike establish a sampling and assaying program to determine the current grades of the stockpiles.

Since much of the material stored in the stockpiles has been there over an extended period, and it is known that the sulphide material oxidizes over time changing sulphide to sulphate, it is anticipated that the sulphide sulphur concentration, and therefore, the fuel value will be lower than it was when the material was placed in the stockpile.

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CUT-OFF GRADE DISCUSSION

The cut-off grade formula used by Goldstrike for the reserve reporting is as follows.

Cut-off Grade (oz/st) = [(Process Cost per Ore Ton) + (Tailings Sustainability Cost per Ore Ton) + (General and Administration Cost per Ore Ton)] / [((Gold Price per Ounce) – (Refining Cost per Ounce)) x (1 – Royalty %) x (Gold Recovery %)]

Individual cut-off grades are calculated for the roaster, autoclave (acid and alkaline), and CaTs processes. Table 15-4 is a summary of the internal cut-off grades calculated for the four process methods used at the Goldstrike operation.

TABLE 15-4 OPEN PIT CUT-OFF GRADE PARAMETERS - 2011
Barrick Gold Corporation—Goldstrike Mine

	Process Method
COG Inputs	Roaster	Acid POX	Alk POX	CaTS
2011 EOY Reserves COG, oz/st	0.035	0.045	0.050	0.045
Gold Price, US$/oz	1,200	1,200	1,200	1,200
Process Cost, US$/st ore	22.14	34.99	34.99	35.19
Process Recoveries, % Average (formulae)	66.03	73.69	66.30	75.29
G&A, US$/t ore	4.890	—	—	4.500
Tailings Sustainability, US$/st ore	0.520	—	—	0.520
Refining Cost, US$/oz	0.583	0.583	0.583	0.583
Royalty, %	0.72	0.72	0.72	0.72

Mining Cost, US$/st	0.547	0.547	0.547	0.547

MINERAL RESERVE VS. MINE VS. PROCESS RECONCILIATION

Reconciliation of the Mineral Resource model to mill head grades was impractical due to the high percentage of ore directed to stockpiles. However, the reconciliation of tons and grade produced according to the grade control system compared very well with that predicted by the EOY2009 Mineral Reserve estimate.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, and other relevant factors which could materially affect the Mineral Reserve estimates.

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UNDERGROUND

MINERAL RESERVES

The EOY2011 estimated Mineral Reserves for the underground were reported as shown in Table 15-5. The Qualified Person for the underground Mineral Reserve estimate is R. Dennis Bergen, P.Eng.

TABLE 15-5 RODEO/MEIKLE UNDERGROUND MINERAL RESERVES—DECEMBER 31, 2011
Barrick Gold Corporation—Goldstrike Mine

	Proven			Probable			Proven + Probable
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
Zone	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(oz Au)
U/G	4,038	0.330	1,334	7,824	0.216	1,691	11,861	0.255	3,026
Stockpile	33	0.293	10				33	0.293	10
Total	4,070	0.330	1,344	7,824	0.216	1,691	11,894	0.255	3,035

Notes:

1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated at a cut-off grade of 0.134 oz/st to 0.155 oz/st Au.

3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce.

4.	A minimum mining width of 15 ft was used.

5.	Bulk density varies by ore type.

6.	Numbers may not add due to rounding.

RPA examined the EOY2011 underground Mineral Reserves in detail and found them to meet or exceed industry standards. It is understood that the EOY2011 Mineral Resources are based on the same block models but have been adjusted for mine design areas mined in 2011.

In RPA’s opinion, the underground EOY2011 Mineral Reserve estimates are competently completed to industry standards using reasonable and appropriate parameters and conform to NI 43-101.

The Mineral Reserves are generated based upon the mine designs applied to the Mineral Resources. The design methodology uses both the cut-off grade estimation and economic assessment to design and validate the mineable reserves. The following steps outline the general procedures used in the underground mine design:

•	Query the geological block model against the cut-off grade estimated above to determine mineable volumes.

•	Digitize mining shapes for material that falls within the cut-off grade ore volume.

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•	Assign mining method based on the geometry, mining access, and geotechnical considerations.

•	Design stope access and identify development requirement in ore and waste.

•	Create 3D wireframe solids for each digitized shape.

•	Evaluate wireframes against the geological block model (estimate the tons, grade and ounces of each stope).

•	Assess economics of mining individual stopes, incorporating access development, backfill, and rehabilitation requirements.

•

Assess overall economics of mining areas or zones, incorporating all development (direct and allocated), backfill, and rehabilitation requirements. Stopes that may be above the cut-off grade but are deemed uneconomic may be re-designed and re-evaluated.

•	Summarize economic and uneconomic stopes and remove the uneconomic stopes from the short-range and/or LOM plan.

•	Final geological assessment (visual inspection) of all designed stopes prior to inclusion into the reserve and mine plan.

The economic assessments described above are separated into a short-range and long-range model. The short range model is used to assess the economic value of individual stopes by including the direct access development, backfill, and rehabilitation costs required to mine that stope. The short range model directly affects whether a given stope will be included in the short range mine plan. The long-range model is used to assess the economic value of a mining zone by allocating development costs and rehabilitation costs on a per ton weight basis. The long-range model assesses the overall design of a mining zone and its associated development for the reserve and LOM plan.

DOCUMENTATION

The Mineral Reserves are estimated using Vulcan software, an EPS scheduler, and a number of spreadsheets for intermediate calculations in the mineral reserve estimation process and in the preparation of the LOM plan. Goldstrike staff compile a cut-off grade (COG) memo outlining the assumptions and details of the COG estimates and an internal technical report after the end of the year.

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CUT-OFF GRADE

The development of the COG for the underground operations is laid out in a comprehensive document on reserve cut-off grade calculation. The COG parameters are as follows:

•	COGs are based on US$1,200 per ounce gold price.

•	Mine production plan and costing structure are based on the latest LOM plan.

•	No planned capital costs or sunk capital costs are included in the COG determination.

•	Unit costs used in the COG determination are the weighted average unit costs of the 2011 LOM.

•	Process recoveries are from recovery curves for Meikle and Rodeo.

•	COG is estimated for each underground mining method (long hole stoping and drift and fill) and by specific mining areas (Meikle and Rodeo).

•	Each ore ton included in the LOM plan incurs additional costs for processing, G&A, NSR, refining, and a silver credit, which total $55.04 per ton.

The breakeven and incremental cut-off grades estimated for the underground operation in 2011 are summarized in Table 15-6.

TABLE 15-6 UNDERGROUND CUT-OFF GRADE ESTIMATES
Barrick Gold Corporation—Goldstrike Mine

	Meikle Long Hole BECOG	Meikle D&F BECOG	Meikle Incr Devel ICOG	Rodeo Long Hole BECOG	Rodeo D&F BECOG	Rodeo Incr Devel BECOG
Mineral Reserve COG
Mine Cost	95.84	112.66	1.49	88.51	102.96	1.49
Site Costs	55.04	55.04	55.04	55.04	55.04	55.04
Total Cost	150.88	167.70	56.53	143.55	158.01	56.53
Recovery	89.9%	89.9%	81.7%	89.5%	89.5%	81.7%
Gold Price	1,200	1,200	1,200	1,200	1,200	1,200
COG (oz/st)	0.140	0.155	0.058	0.134	0.147	0.058

Note: BECOG – breakeven cut-off grade, ICOG – incremental cut-off grade, D&F – drift and fill

RPA considers the operating costs estimate used in the Mineral Reserve COG calculation to be appropriate.

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RECONCILIATION

The underground technical services group has developed a system for the reconciliation of the production to the Mineral Reserve designs. The evaluation also includes a stope performance index and stope powder factors. The evaluation uses the mine production data, the Mineral Reserve estimates, the grade control model, and the cavity monitoring system (CMS) surveys of the stope voids.

The reconciliation data for the underground mine is shown in Table 15-7 for the period November 2009 to October 2011. Overall, the reconciliation between the Declared Ore Mined (DOM) and the reserve model is considered to be good.

TABLE 15-7 RECONCILIATION DATA FOR GOLDSTRIKE UNDERGROUND
Barrick Gold Corporation—Goldstrike Mine

Month	DOM			Grade Control			Reserve Model (survey)
	Tons	Grade	Ounces	Tons	Grade	Ounces	Tons	Grade	Ounces
Nov ‘09	87,288	0.306	26,721	79,131	0.356	28,194	80,383	0.332	26,652
Dec ‘09	85,949	0.277	23,835	86,830	0.309	26,788	96,808	0.272	26,343
Jan ‘10	95,702	0.348	33,265	94,412	0.343	32,424	94,925	0.303	28,806
Feb ‘10	110,547	0.318	35,185	103,837	0.309	32,062	101,155	0.32	32,393
Mar ‘10	88,026	0.305	26,811	89,979	0.372	33,439	84,944	0.327	27,816
Apr ‘10	95,616	0.279	26,677	88,358	0.324	28,632	88,093	0.281	24,744
May ‘10	117,249	0.274	32,111	109,516	0.316	34,630	108,492	0.299	32,412
Jun ‘10	87,992	0.370	32,590	92,758	0.375	34,776	89,130	0.321	28,653
Jul ‘10	97,382	0.264	25,722	100,365	0.291	29,179	97,467	0.277	26,960
Aug ‘10	63,634	0.243	15,485	58,831	0.252	14,818	53,679	0.267	14,349
Sep ‘10	50,600	0.376	19,046	47,561	0.397	18,900	46,301	0.367	17,006
Oct ‘10	70,710	0.33	23,316	67,146	0.342	22,946	62,763	0.296	18,607
Nov-10	54,015	0.328	17,717	49,583	0.332	16,467	47,434	0.315	14,942
Dec-10	34,531	0.259	8,938	33,245	0.300	9,988	31,282	0.322	10,061
Jan-11	79,343	0.340	26,945	81,087	0.341	27,682	85,988	0.279	23,959
Feb-11	81,687	0.316	25,822	75,667	0.316	23,878	79,226	0.285	22,563
Mar-11	85,759	0.317	27,198	81,881	0.318	26,000	83,316	0.344	28,655
Apr-11	107,162	0.278	29,790	105,158	0.311	32,660	105,563	0.296	31,294
May-11	83,513	0.332	27,758	80,768	0.321	25,890	90,394	0.273	24,700
Jun-11	100,249	0.244	24,503	95,109	0.283	26,894	93,882	0.282	26,506
Jul-11	101,732	0.287	29,218	96,553	0.322	31,076	98,198	0.275	27,015
Aug-11	94,267	0.282	26,536	92,130	0.321	29,613	96,984	0.313	30,355
Sep-11	113,420	0.246	27,869	102,954	0.314	32,339	105,394	0.318	33,504
Oct-11	104,372	0.253	26,447	100,749	0.289	29,105	93,635	0.304	28,444

YTD Total	951,502	0.286	272,086	912,055	0.313	285,137	932,580	0.297	276,995

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The comparison of the DOM to the Mineral Reserve estimate (as a percentage) is shown in Table 15-8. The data tables and graphs are prepared on a monthly basis together with an explanation of the discrepancies. The analysis includes a three month moving average. RPA suggests that a rolling 12 month average be maintained in the analysis of the reconciliation.

TABLE 15-8 DOM COMPARED TO RESERVE MODEL
Barrick Gold Corporation—Goldstrike Mine

	DOM/Reserve Model
Month	Tons	Grade	Ounces
November 09	109%	92%	100%
December 09	89%	102%	90%
Jan ‘10	101%	115%	115%
Feb ‘10	109%	99%	109%
Mar ‘10	104%	93%	96%
Apr ‘10	109%	99%	108%
May ‘10	108%	92%	99%
Jun ‘10	99%	115%	114%
Jul ‘10	100%	95%	95%
Aug ‘10	119%	91%	108%
Sep ‘10	109%	102%	112%
Oct ‘10	113%	111%	125%
Nov-10	114%	104%	119%
Dec-10	110%	80%	89%
Jan-11	92%	122%	112%
Feb-11	103%	111%	114%
Mar-11	103%	92%	95%
Apr-11	102%	94%	95%
May-11	92%	122%	112%
Jun-11	107%	87%	92%
Jul-11	104%	104%	108%
Aug-11	97%	90%	87%
Sep-11	108%	77%	83%
Oct-11	111%	83%	93%

YTD Total	102%	96%	98%

RPA considers the reconciliation of underground mine production to underground Mineral Reserves is good and supports the Mineral Reserve estimates. RPA notes that the most recent three month period is the first time that for three consecutive months the ounce reconciliation has been below 100%. RPA recommends a review of the production sources for that period to determine whether there is a problem such as excess dilution, where the grades are lower but tonnage is higher.

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In addition to the reconciliation information, a stope record is maintained which compares the blast design, the final reported production, and the CMS model. Stope statistics and “stope performance” are also compiled. The October 2010 comparison of blast designs and CMS models is shown in Table 15-9.

TABLE 15-9 RODEO STOPE STATISTICS OCTOBER 2010

Barrick Gold Corporation — Goldstrike Mine

Stope ID	Blast Design			Final Reported Production			CMS Model
	Tons	Grade (oz/st Au)	Contained Ounces	Tons	Grade (oz/st Au)	Contained Ounces	Tons	Grade (oz/st Au)	Contained Ounces
n404t297p1	1,223	0.297	363	1,438	0.341	490	1,374	0.462	635
n404t297p2	893	0.296	264	749	0.185	139	722	0.22	159
r410t232p0	2,019	0.237	479	4,186	0.259	1,083	3,003	0.206	618
r421t238s5	1,735	0.327	567	2,437	0.671	1,634	2,064	0.349	719
r421t266s4	3,061	0.200	612	3,035	0.189	575	2,442	0.174	426
l369t188p2	5,817	0.190	1,105	6,143	0.252	1,548	3,751	0.205	770
l372t193p1	6,688	0.354	2,368	6,686	0.337	2,254	6,320	0.408	2,579
l372t265s2	8,230	0.189	1,555	12,695	0.278	3,532	10,589	0.167	1,768

Total	29,666	0.247	7,314	37,368	0.314	11,721	30,265	0.254	7,674

The “stope performance” is calculated as 100% minus percent dilution minus percent ore overbreak minus percent ore underbreak. In Table 15-10, the stope performance is the comparison of the stope performance to the budget stope performance for a given stope.

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TABLE 15-10 RODEO STOPE PERFORMANCE

Barrick Gold Corporation — Goldstrike Mine

Stope ID	Powder Factors (lb/st)			Stope Statistics
	Planned Design	Planned Powder Actual CMS	Actual Powder Actual Tons	Dilution (%)	Recovery (%)	Over- break (%)	Under- break (%)	Stope Performance (%)
n404t297p1	2.28	2.03	2.9	0	121.6	27.5	5.2	80.6
n404t297p2	1.95	2.41	2.25	11.9	72.4	3.2	28.5	67.5
r410t232p0	2.3	1.55	2.05	30.9	113.9	15.9	0.7	61.8
r421t238s5	2.16	1.82	2.83	25.7	96.1	14.5	12.5	67.6
r421t266s4	1.92	2.41	1.72	14.4	69.8	12.7	42.6	43.3
l369t188p2	1.99	3.09	1.78	3	66	3.1	36.4	66.1
l372t193p1	1.64	1.74	2.38	0	99.6	9	8.9	94.4
l372t265s2	1.57	1.22	2.78	11.1	122.1	24.5	2.3	86.3

Total				9.3	96.9	13.9	16.1	75.9

RPA considers the efforts put into the record keeping and reconciliation to be of good quality and in accordance with good industry practice. RPA recommends that the reconciliation results and the stope performance analysis be used to evaluate stope designs to determine where improvements in mine planning would be most advantageous.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, and other relevant factor which could materially affect the Mineral Reserve estimates.

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16 MINING METHODS

The Goldstrike Mine consists of operating open pit and underground mines. Both methods are described below.

OPEN PIT

The Betze-Post open pit is a truck and shovel operation. The open pit has seven remaining phases (12W, North Betze, 1st NW, 2nd NW, 3rd NW, 4th NW, and West Barrel). The ultimate pit will measure approximately two miles east to west, 1.5 miles north to south, and have an average depth of approximately 1,300 ft. The Bazza Waste Dump is located to the southwest of the open pit. The Life of Mine (LOM) plan includes the addition of the Clydesdale Dump to the west and backfilling of the southeast portion of the open pit. Internal to the pit are the Betze Portal, which connects to the Rodeo underground mine, and previously the Post Portal, which connected to Newmont’s Deep Post underground mine but has since been backfilled.

MINE DESIGN

Barrick’s Betze-Post open pit is a large scale operation utilizing a traditional truck and shovel fleet. Ultimate pit limits were determined by generating Whittle pit shells based on the net cash generated and the pit slopes recommended by Piteau Associates Engineering Ltd. (Piteau, 2006). Based on these results, the engineering team designed the final pit with haul ramps and appropriate catch benches. Haul ramps were designed to be 120 ft wide, including the safety berm for double lane traffic accommodating the 330 ton class haul trucks, and have a maximum grade of 10%. Mining thickness is 40 ft in waste and 20 ft in ore to help minimize dilution. In ore, double and triple benching is utilized creating 40 ft and 60 ft faces between catch benches. Barrick optimizes mining by using a multi-phased approach which maximizes stripping rates to keep an ore producing face always available. This multi-phase technique consists of a primary ore layback, a primary stripping layback, and a secondary stripping layback. Historically, this approach was put in place to maintain a consistent mill feed, and keep mine production in the range of 14 to 15 benches per layback per year. Nominally, there are 135 million tons per year mined.

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Mine models are developed using Mintec Inc.’s MedSystem®/MineSight® software which is then converted to Q-Pit® software for mine design and output to Whittle 4X® that employs the Lerchs-Grossmann (LG) pit optimization algorithm. Whittle produces a series of pit shells based on multiple gold prices. The design of the phases is based on taking the most profitable pit shells first. The phase designs are completed using Q-Pit® mine planning software. These are all well recognized software packages and are commonly used for open pit mine optimization.

The pit design is based on 40 ft benches. Slopes vary based on location. Table 16-1 shows the general final pit slope design criteria discussed later in this chapter. Figure 16-1 illustrates the ultimate pit outline.

TABLE 16-1 OPEN PIT MINE DESIGN PARAMETERS

Barrick Gold Corporation—Goldstrike Mine

Haul Road Width	120 ft
Haul Road Grade	10%
Mining Bench Height—Waste	40 ft
Mining Bench Height—Ore	20 ft
Minimum Operating Width	150 ft
Design Operating Width	250 ft

RPA reviewed the pit designs and believes that they follow good engineering practice. All phases are designed with 250 ft operating width, with some minor cuts at 150 ft. All haul roads are designed at a 10% maximum grade. There is sufficient room between phases to allow for operating room, and roads and ramps have been delineated.

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FIGURE 16-1 ULTIMATE OPEN PIT OUTLINE

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GEOMECHANICS

The geotechnical analysis to develop slope design parameters for the Goldstrike Mine was completed by Piteau. Recently, Piteau conducted pit slope studies for the 12th West Layback (July 2009) and the 1st Northwest Layback (December 2009). Both studies were comprehensive in nature and involved assessments on the current double and triple benching techniques, as well as a review of the pit slopes used in the final mine design. Final slope design criteria for the ultimate pit are shown in Figure 16-2.

From RPA’s review, work completed by Piteau was of an appropriate scope and the pit design is based on reasonable engineering analysis and assumptions.

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FIGURE 16-2 PIT SLOPE DESIGN CRITERIA

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MINE EQUIPMENT

The Goldstrike Mine is a typical truck and shovel operation. The current mine equipment fleet will be used throughout the mine life to the end of 2023. The current fleet is shown in Table 16-2.

Mine mobile equipment production rates were reviewed with availability and utilization to see if mining production rates and costs are appropriate. Table 16-3 shows the current production capacity of the fleet. It is RPA’s opinion that there are sufficient trucks, loaders, and support equipment in the LOM plan to meet the production requirements.

TABLE 16-2 OPEN PIT MINE EQUIPMENT FLEET

Barrick Gold Corporation—Goldstrike Mine

Equipment	Manufacturer	Quantity
Truck - 685E	Komatsu	2
Truck - 930E	Komatsu	31
Electric Shovel - 4100 XPC	P&H	2
Electric Shovel - 2800 XPB	P&H	2
Wheel Loader - L-1850	LeTourneau	1
Wheel Loader - 992	Caterpillar	1
Hydraulic Shovel - EX5500	Hitachi	1
Motor Grader - 16H/G	Caterpillar	7
Tractor - D10R/T/N	Caterpillar	6
Drill - Pit Viper 271	Atlas Copco	4
Drill - DMM2	Atlas Copco	1
Drill - DM45E	Atlas Copco	2
Wheel Dozer - 834G/H	Caterpillar	2
Wheel Dozer - 854G	Caterpillar	4
Water Truck - 685E	Komatsu	4

TABLE 16-3 OPEN PIT EQUIPMENT PRODUCTIVITY

Barrick Gold Corporation—Goldstrike Mine

Shovels	No.	Productivity (st/hr)	Avail (%)	Utilization (%)	Annual Hours (per unit)	Annual Tons per Fleet (000)
P&H 4100 XPC	2	4,800	90.0%	96.0%	7,423	71,000
P&H 2800 XPB	2	3,300	89.5%	94.0%	7,228	37,000
Hitachi EX5500	1	2,200	89.0%	89.0%	6,806	15,000
LeTourneau L-1850	1	1,000	80.0%	63.0%	4,330	5,000
Trucks
Komatsu 930E	31	580	87.5%	85.0%	6,390	115,000

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PRODUCTION SCHEDULE

The Goldstrike Mine operates on a general production schedule of 24 hours per day, seven days per week. Production blasts are scheduled for five days per week. In 2010, the fleet averaged a production rate of approximately 11.6 million tons per month mined. This production figure is a combination of both ore and waste tons. The 2012 LOM plan is summarized in Table 16-4.

TABLE 16-4 OPEN PIT LIFE OF MINE PRODUCTION SUMMARY

Barrick Gold Corporation—Goldstrike Mine

Year	Ore Tons (000)	Grade (oz/st Au)	Contained Gold (oz)	Waste Tons (000)	Total Tons Mined (000)	Strip Ratio
2012	11,306	0.104	1,179,485	106,500	117,806	9.42
2013	6,152	0.103	634,101	106,870	113,022	17.37
2014	6,702	0.123	825,272	59,366	66,069	8.86
2015	5,952	0.104	618,120	28,566	34,518	4.80
2016	4,071	0.118	480,098	32,839	36,910	8.07
2017	4	0.040	168	99,327	99,331	23,833
2018	2,887	0.107	310,218	95,369	98,256	33.03
2019	4,069	0.085	344,739	29,414	33,483	7.23
2020	4,893	0.120	585,213	6,767	11,660	1.38
2021	0	—	—	—	—	—
2022	0	—	—	—	—	—
2023	4	0.035	130	14,316	14,320	3,865
2024	90	0.103	9,237	14,232	14,322	158
2025	1,383	0.110	152,349	4,630	6,013	3.35
Totals	47,514	0.108	5,139,129	598,196	645,710	12.59

UNDERGROUND

Underground mine production comes from the Rodeo, Meikle, North Post, and Banshee areas. The underground mine consists of ten separate orebodies stretching over a length of 12,000 ft and a vertical distance from 600 ft to 1,925 ft below surface. At the southern end of the underground zones, the pit workings cut the underground zones. There are both shaft and ramp access to the mine. The mine layout is shown in Figure 16-3 and the ore bodies and their current status are listed in Table 16-5. The zones in Table 16-5 are listed in order from north to south. The underground operations commenced in 1996.

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TABLE 16-5 GOLDSTRIKE UNDERGROUND ZONES

Barrick Gold Corporation—Goldstrike Mine

Name	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Status
Banshee	1,679	0.327	548	Start in 2011 to 2023
Meikle (Main East)	1,467	0.268	394	Producing to 2020
South Meikle	676	0.315	213	Producing to 2021
Extension	302	0.372	112	Producing to 2019
Griffin	578	0.221	127	Producing to 2018
West Griffin	854	0.261	223	Producing to 2019
Barrel	383	0.217	83	Producing to 2018
Rodeo- Upper N	294	0.319	94	Producing to 2022
Rodeo – Upper S	2,038	0.251	512	Producing to 2022
Rodeo Lower	1,853	0.278	516	Producing to 2022
West Rodeo	796	0.225	179	Producing to 2022
North Post	3,348	0.244	816	Start in 2011 to 2024

As shown in Table 16-6, the underground gold production has decreased over time with the reduction in head grade and despite increases in the production rate. In recent years, the production has fallen to below 500,000 ounces per year with the pro rata estimate for 2010 of 324,000 ounces of gold from the underground. Mine production tonnage has been 1.3 million to 1.4 million tons per year (approximately 3,700 stpd).

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FIGURE 16-3 UNDERGROUND SECTION AND PLAN

Figure 16-3

Barrick Gold Corporation
Nevada-Franco Corporation

Goldstrike Mine
State of Nevada, U.S.A.
Underground Section and Plan

NORTHBLOCK
TAILS DAM
NORTH
POST
RODEO
EAST
GRIFFIN
EXTENSION
0
0.5
1.0
1.5
2.0
Kilometres
N
MEIKLE
BANSHEE
WEST
RODEO
BETZE - POST PIT
(END OF YEAR 2010)
WEST
GRIFFIN
BARREL
SOUTH
MEIKLE
PLAN VIEW
NORTH
SOUTH
MEIKLE HOIST
ELECTRICAL SHOP
ROASTER
RODEO
HOIST
RODEO
VENT
SHAFT
RODEO
BACKFILL
RAISE
WEST
GRIFFIN
SOUTH
MEIKLE
WEST-RODEO
RODEO
BANSHEE
BARREL
NORTH POST
EXTENSION
EAST
GRIFFIN
LONG SECTION

March 2012

Source: Barrick Gold Corp., 2011.

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The 2010 underground mine production was significantly impacted by an incident in the Meikle ventilation shaft, which resulted in areas of the mines being shut down due to ventilation restrictions. The mine was returning to production at the time of the site visit in early December 2010. The incident was the failure of a backfill delivery line and accordingly there had been no backfill delivered to the Meikle mine since August 2010 and the alternative system for delivery of backfill to the Meikle mine was put into place in early 2011. Shotcrete delivery to the Meikle mine resumed in February 2011.

The curtailing of operations in the Meikle mine led to delays in the development of the Banshee Zone, as there was no access to the development headings.

TABLE 16-6 UNDERGROUND PRODUCTION DATA

Barrick Gold Corporation—Goldstrike Mine

Year	Tons Mined	Grade	Contained Ounces
1996	160,979	0.584	94,012
1997	775,202	0.837	648,603
1998	877,198	1.098	963,217
1999	997,785	1.071	1,068,281
2000	1,256,602	0.724	909,347
2001	1,372,431	0.561	770,081
2002	1,634,875	0.427	697,301
2003	1,630,648	0.383	624,574
2004	1,573,321	0.401	631,120
2005	1,463,113	0.382	558,671
2006	1,419,522	0.373	529,524
2007	1,300,157	0.354	460,370
2008	1,387,617	0.342	475,584
2009	1,515,354	0.366	457,764
2010	978,377	0.307	300,247
2011	1,154,148	0.284	327,222

Total	19,947,329	0.488	9,515,918

The main mining methods are long hole stoping with backfill and drift and fill mining. All of the operations are mechanized. Primary stopes are backfilled with cemented rockfill. The ground is generally poor to fair and therefore the long hole stopes are small and are quickly backfilled to limit the open area. The extraction of secondary stopes adjacent to stopes filled with poor quality backfill is a significant problem in the mine planning.

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MINE DESIGN

DESIGN CRITERIA

The Goldstrike deposits are all Carlin type deposits, with fine to very finely disseminated gold and arsenic bearing pyrite. The host rocks are generally sedimentary, mostly calcareous formations, frequently altered and decalcified. There is hydrothermal alteration and there are collapse structures which generated the breccias that host the deposits. The alteration and folding and faulting have led to poor rock quality in the deposits in generally and locally very poor ground conditions in the vicinity of the major faults.

The geometry of the deposits is variable from flat-lying to pipe-like, with irregular shapes due to the alteration. A summary of the deposit dimensions and characteristics is provided in Table 16-7.

TABLE 16-7 UNDERGROUND ZONE DIMENSIONS

Barrick Gold Corporation—Goldstrike Mine

Name	Length (ft)	Thickness (ft)	Elevation	Comment
Banshee	1,750	10 to 200	4550-3200	Fault and brecciated dykes
Meikle (main)	1,600	10 to 380	4550-3050	Fault and brecciated
South Meikle	2,000	10 to 70	4650-4350	Flat
Extension	1,030	10 to 70	4400-3200	Discontinuous on strike
Griffin	1,100	10 to 250	4500-3700
Griffin Bx	1,080	10 to 150	4400-3200
West Griffin	1,300	10 to 60	4700-4100
Barrel	1,500	10 to 130	4300-3900
Rodeo	2,350	10 to 200	4700-3300
North Post	2,400	10 to 140	4700-3500

While the deposits extend below the 3,600 ft elevation, the mine has only been dewatered to that level. Mineral Reserves are not included from any material that is below the 3,600 ft elevation.

The poor rock conditions are the key factor in the mine design and mining method selection. This has led to the two mining methods both of which rely on cemented backfill for support. Where long hole stoping is used, the wall and back exposure is reduced by taking short long hole sections and filling before taking the next section. The underhand drift and fill stoping provides a backfill roof for subsequent lifts in the mining cycle.

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In the 2011 forecast, 70% of the ore is planned to come from long hole stoping. The proportion of ore to be obtained by long hole stoping drops every year in the current LOM plan, with an average of 48% of the production from long hole stoping in the complete LOM plan.

DRIFT AND FILL STOPING

The underhand method is utilized in areas of fair to poor ground conditions regardless of the width of the zone. The underhand drifts are nominally designed as 15 ft wide by 15 ft high. The minimum width is 13 ft. The primary drift is driven with increased ground support to hold the ground open, then backfilled with a high strength cemented rock fill (CRF). Where the ore width exceeds the nominal drift width, subsequent drifts are developed (parallel or at oblique angles to the primary drift) and then backfilled. This process continues until the entire ore shape at a given elevation has been excavated and filled. Successive lifts are taken beneath the primary workings, utilizing the backfill as an engineered back. This method can provide a consistent production rate from a mining area given a sufficient number of headings to complete the full mining cycle.

In January 2013, the open pit will encompass the Rodeo backfill aggregate transfer system and the current preferred option is to switch to the use of paste fill for the Rodeo workings after that time.

Overhand drift and fill, back stoping, and benching are all used to a much lesser extent, based on ground conditions and the geometry of the ore zones.

LONG HOLE STOPING

Transverse long hole stopes are designed at various heights ranging from 35 ft to 85 ft, based on the existing and planned sill development levels used in the active mining areas. Stope widths are designed at 20 ft to 25 ft, based on the ground conditions. In secondary stopes, the width is dictated by the actual dimensions of the adjacent primary stopes. Development of the secondary sills may be reduced to 13 ft leaving a rock “skin” to account for poor quality backfill in the adjacent stopes. The overall stope length is based on the transverse dimension of the ore, however, individual stopes can be limited to 45 ft. Transverse long hole stopes are designed with at least 60o hanging walls and with subvertical footwalls.

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Transverse long hole stoping is used where the mineralized zone has a significant width. Footwall drifts are driven parallel to the strike of the ore to provide access for stoping. Mining with transverse stopes requires a primary, secondary, and sometimes tertiary extraction to completely mine out the area.

Longitudinal stopes are utilized in areas of the mine with adequate ground conditions to support a stope rib greater than 15 ft in height but do not have mineralized widths greater than 20 ft. The stopes are accessed from a footwall drive and then driven parallel to the strike of ore. If the strike length of the ore is greater than 60 ft, the development is driven to the end and the stope is mined in a retreat fashion in sections no longer than 60 ft. Each section is mined and filled before the next section is mined. If ground conditions are poor, the long hole stope section length can be reduced.

In the North Post area where the boundary is defined by an elevation, the plans are to remain at least five feet above the boundary elevation.

RPA considers the selection of mining methods and the design practices to be appropriate for the deposits.

UNDERGROUND MINE DEVELOPMENT

Development since 2006 through November 2010 has ranged above and below plan though, overall, the development has been less than planned. The total development compared to plan and budget is shown in Table 16-8. The 2006 to 2009 statistics are waste footage while the reports for 2010 carry only the total footage.

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TABLE 16-8 UNDERGROUND WASTE DEVELOPMENT COMPARED TO PLAN

Barrick Gold Corporation—Goldstrike Mine

Year	Actual (ft)	Budget (ft)	% of Budget
2006	14,501	24,608	59
2007	11,677	23,053	51
2008	10,637	17,747	60
2009	14,982	15,772	95
2010	15,504	18,467	84
2011	15,661	21,741	72

Total	82,962	121,388	68

DILUTION AND EXTRACTION

Stopes are subject to dilution and extraction estimates which are based upon the operating experience at the mine. Dilution estimates are maintained for each of the mining zones and for the different types of mining that may be undertaken. Dilution grades are also estimated for each area as shown in Table 16-9 (not all areas have been included in the table).

TABLE 16-9 UNDERGROUND DILUTION EOY2011

Barrick Gold Corporation—Goldstrike Mine

Area	Type	Grade (oz/st Au)	Dilution Tons
Barrel	average sill	0.000	2.5%
	average stope	0.040	7.5%
	cut and fill	0.050	6.5%
	longitudinal	0.050	6.5%
	primary sill	0.050	6.5%
	primary stopes	0.050	6.5%
	secondary sill	0.000	6.5%
	secondary stopes	0.050	13.0%

Banshee	average sill	0.050	6.5%
	average stope	0.070	12.0%
	cut and fill	0.050	6.5%
	longitudinal	0.100	6.0%
	primary sill	0.100	3.0%
	primary stopes	0.100	6.0%
	secondary sill	0.000	10.0%
	secondary stopes	0.040	18.0%

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Area	Type	Grade (oz/st Au)	Dilution Tons
Main / East / N. Extension	average sill	0.050	6.5%
	average stope	0.070	12.0%
	cut and fill	0.050	6.5%
	longitudinal	0.100	6.0%
	primary sill	0.100	3.0%
	primary stopes	0.100	6.0%
	secondary sill	0.000	10.0%
	secondary stopes	0.040	12.0%

North Post	average sill	0.000	2.5%
	average stope	0.040	7.5%
	cut and fill	0.050	6.5%
	longitudinal	0.050	6.5%
	primary sill	0.050	6.5%
	primary stopes	0.050	6.5%
	secondary sill	0.000	6.5%
	secondary stopes	0.050	13.0%

Rodeo – Lower	average sill	0.000	2.5%
	average stope	0.040	7.5%
	cut and fill	0.050	6.5%
	longitudinal	0.050	6.5%
	primary sill	0.050	6.5%
	primary stopes	0.050	3.0%
	secondary sill	0.000	6.5%
	secondary stopes	0.050	13.0%

Rodeo – Upper	average sill	0.000	2.5%
	average stope	0.040	7.5%
	cut and fill	0.050	6.5%
	longitudinal	0.080	6.0%
	primary sill	0.050	6.5%
	primary stopes	0.080	5.0%
	secondary sill	0.000	6.5%
	secondary stopes	0.050	13.0%

The planned mining extraction is shown in Table 16-10.

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TABLE 16-10 MINING EXTRACTION—2011

Barrick Gold Corporation—Goldstrike Mine

Area	Code	Extraction	Comment
Barrel	B1	95%	all areas
Griffin	G1	95%	Breccia
Griffin Zone Upper	J1	95%	Breccia
Banshee	H1	95%	Breccia
Meikle	M1	85%	Below 1525
	M2	80%	above 1125
	M3	90%	between 925 and 1525
	M4	95%	above 925 and Hinge Zone
	MRD	95%	all areas
North Post	NP1	95%	all areas
North Betze	N1	90%	all areas
Rodeo North	NU1	85%	upper north Rodeo
Rodeo Lower	RL1	90%	all areas
Rodeo Remnants	RRD	95%	all areas
Rodeo Upper	RU1	90%	all areas
South Meikle	SM1	95%	Below 4380, above 4540
	SM2	95%	4425 to 4540
	SM3	95%	4380 to 4425
West Griffin	W1	95%	all areas
West Rodeo	WR1	95%	all areas
Extension Zone	X1	95%	all areas
	X2	50%	partial stope

GEOMECHANICS

GROUND CONDITIONS/STABILITY

Rock mechanics advice and direction is generally provided by a rock mechanics engineer on the staff of the technical services department supported by a consultant, R. Langston P.E. Mr. Langston provides guidance on specific issues and comments upon the ground control manual.

Ground conditions are poor due to the alteration of the original structures, which is further aggravated by acidic groundwater in some areas and locally hot and humid conditions within the mine.

GROUND SUPPORT

All headings are supported immediately after blasting with a two inch thick flash coat of shotcrete followed by bolting and mesh as required and a further coat of shotcrete. Rock

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bolts are generally coated Swellex bolts to reduce the impact of corrosion due to the acid waters. If headings are left unsupported, there is a high potential for failure of the back and ribs.

Where development is under cemented backfill, there is no support used in the back as the fill is designed to have adequate strength to remain unsupported. There are issues with some of the older backfill which is of poor quality, and there can be failures of this fill either from failure of the back or runs of fill from the walls as a secondary stope is developed.

There is a planned program of re-support of headings (rehabilitation) based on observations and records. The costs are identified in the mine budget as a quantity per month, while the exact areas where replacement of the ground support will be needed are identified on an ongoing basis.

MINE EQUIPMENT

The current underground mobile equipment consists of over 200 pieces of mobile equipment including 23 load-haul-dump units (LHDs), 22 haul trucks, 10 jumbos, five long hole drills, and 13 bolters. There are underground shops for maintenance and repair of underground equipment.

The mobile equipment fleet is summarized in Table 16-11.

TABLE 16-11 UNDERGROUND EQUIPMENT

Barrick Gold Corporation—Goldstrike Mine

Unit Type	Number
Wagner Loader	2
Tamrock TORO 006 Loader	1
Wagner ST6C Rockbreaker	1
Tamrock TORO 007 Loader	5
Caterpillar R1600G Loader	11
Tamrock 1400 Loader	3
Bolters	13
Tamrock Single Boom jumbo	4
Tamrock 2 boom jumbo	6
Dux DT20 haul truck	4
Dux DT26 haul truck	13

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Unit Type	Number
Caterpillar AD30 haul truck	5
Caterpillar 966D Loader	3
Tamrock Solo Bench 620	2
Cubex 5200DHH drill	3
Dux Porter Cassette	4
Miller HZJ79L-TJMR53 Truck	3
Kubota RTV900G-H	1
Caterpillar 414E Man carrier	24
Kawasaki Mule 4X4	32
Forklifts	18
Graders	3
Crane trucks	3
Scissor lift	10
Normet Utimec 1500	5
Normet Utimec 1600 Transmixer	1
Normet Spraymec	5
Schwing BPA301 Pump	5
Emulsion truck	4
Lube Truck	3
ANFO Truck	1
Dosco LH-1300 Roadheader	1
Dosco MARK 2BP	1
Other	3

Mobile Equipment Fleet	203

PRODUCTION SCHEDULE

Goldstrike prepares a LOM plan on an annual basis based upon the mid-year Mineral Reserves. The management LOM plan is referred to as a Tier 2 LOM plan and is considered by management to be their best estimate of the business plan. The Tier 2 plan includes the Mineral Reserves plus the conversion of Mineral Resources. The management LOM plan is included below. For the Technical Report, RPA compiled a LOM plan for the Goldstrike underground based solely upon the Proven and Probable Mineral Reserve estimate and that plan is shown in Table 16-12.

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TABLE 16-12 UNDERGROUND PRODUCTION SCHEDULE – RESERVES ONLY

Barrick Gold Corporation – Goldstrike Mine

Year	Total Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
2012	1,500	0.28	420
2013	1,500	0.29	435
2014	1,500	0.28	420
2015	1,500	0.27	405
2016	1,500	0.24	360
2017	1,300	0.23	299
2018	1,300	0.23	299
2019	1,100	0.22	242
2020	694	0.22	155

Total	11,894	0.255	3,035

RPA is of the opinion that the LOM will be extended beyond that shown in Table 16-12 through the conversion of Mineral Resources to Mineral Reserves and the direct mining of Mineral Resources as they are encountered over the course of development and mining.

MANAGEMENT PRODUCTION SCHEDULE

The LOM production plan represents the Tier II production plan, which Goldstrike management considers the most likely production scenario. The LOM underground mine production continues for twelve years with a relatively constant rate for the next nine years. The LOM production plan is shown in Table 16-13. This plan includes Mineral Reserves, Measured and Indicated Mineral Resources as well as Inferred Mineral Resources, which are expected by management to be converted to Mineral Reserves over the course of exploration, development, and production. As the schedule includes conversion of Inferred Resources, it is not NI 43-101 compliant.

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TABLE 16-13 UNDERGROUND RESERVE AND RESOURCE PRODUCTION SCHEDULE

Barrick Gold Corporation – Goldstrike Mine

Year	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
2012	1,500	0.29	440
2013	1,500	0.30	441
2014	1,546	0.28	431
2015	1,548	0.27	423
2016	1,558	0.26	424
2017	1,559	0.28	438
2018	1,558	0.27	434
2019	1,535	0.30	467
2020	1,543	0.28	436
2021	1,529	0.28	428
2022	1,312	0.27	354
2023	978	0.26	249
2024	475	0.24	112
Total	18,141	0.277	5,077

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17 RECOVERY METHODS

MINERAL PROCESSING

There are two ore processing facilities at Goldstrike. They are:

•	Autoclave pressure oxidation (POX circuit

•	Roaster circuit.

Depending on various factors, including gold content, carbonate content, carbonaceous carbon reactivity, and sulphide sulphur content, the Betze-Post open pit ore is dispatched to various stockpiles located at either the POX area or the roaster area. Planned distribution of ore from the stockpiles is an extensive exercise which is carried out monthly by the strategic planning department to maintain optimal operations designed to maximize gold recovery. All of the underground ore is processed in the roasters.

Figure 17-1 shows the overall process flowsheet for the pressure oxidation sulphide treatment plant, including crushing and grinding, POX (autoclaves), neutralization, carbon-in-leach (CIL), cyanide destruction, tailings deposition, carbon stripping, and the refinery.

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FIGURE 17-1 POX PROCESS FLOW DIAGRAM

CRUSHING AND GRINDING CIRCUIT
Jaw Crusher
Conveyor
Stockpile
Ore Reclaim Feeder
Lime
Cone Crusher
Screen
Cyclones
Ball Mills
Trash Screens (3)
MILL NUMBER ONE
Gyratory Crusher
SAG Mill
Trash Screens (6)
MILL NUMBER TWO
SULPHIDE PRE-TREATMENT
Thickeners
H2SO4
Acidulation/ Surge Tanks
AUTOCLAVING
Heat Recovery Steam
Splash Heating Towers
Flash Cooling Towers
Oxygen
Steam
Autoclave #1
Heat Exchangers (6)
Heat Exchangers (10)
NEUTRALIZATION CIRCUIT
Lime
Oxidized slurry to the CIL circuit
REFINERY CIRCUIT
Filter Press
Catch Tray
Mercury Retort
Furnaces
Gold Bullion
CARBON STRIP CIRCUIT
Pregnant Solution
Electrowinning Cells
Carbon strip vessel
Barren Solution
Acid wash
Acid dissolution tank
Screen
Carbon Regeneration Kiln
Oxidized slurry from Autoclave Circuit
CARBON-IN-LEACH CIRCUIT
NaCN (sodium Cyanide)
Slurry
Regenerated Carbon
Tailings Slurry
Carbon Safety Screens
Tailings Box
Tailings Dam
Carbon In Leach Tanks (16)

Figure 17-1

Barrick Gold Corporation
Franco-Nevada Corporation

Goldstrike Mine

State of Nevada, U.S.A.

POX Process Flow Diagram

March 2012

Source: Barrick Gold Corporation, 2011.

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PROCESS DESCRIPTION

ACID/ALKALINE POX CIRCUIT

Ore to the POX circuit is blended from various stockpiles stationed at the crushing area.

CRUSHING AND GRINDING CIRCUIT

The grinding circuit was developed in two phases, Phase I and Phase II, as the operation expanded. The total capacity of both phases is 17,500 stpd. The Phase I circuit is fed by a 50 in. by 60 in. jaw crusher. The crushed ore is stored in a stockpile. Ore is withdrawn from the stockpile by reclaim feeders and fed to a 22 ft diameter semi-autogenous grinding (SAG) mill operating in closed circuit with a pebble cone crusher. The SAG mill discharge is pumped to the ball mill circuit operating in closed circuit with a bank of six 20 in. diameter cyclones. There are two ball mills operating, one 12.5 ft diameter by 14 ft long and the other 12.5 ft diameter by 18 ft long. The overflow from the cyclones feeds a third stage grinding circuit comprised of a 16 ft diameter by 23.5 ft long ball mill operating in closed circuit with a bank of six 30 in. diameter cyclones. (The third stage grinding circuit is not shown in Figure 17-1.) The cyclone overflow feeds one of three thickeners, two 100 ft diameter thickeners and one 125 ft diameter thickener, which are common to the Phase I and Phase II grinding circuits.

The Phase II circuit is fed by a 42 in. diameter by 65 in. long gyratory crusher, which also discharges to a crushed ore stockpile. Ore is withdrawn from the stockpile by reclaim feeders and fed to a 24 ft diameter SAG mill operating in closed circuit with a pebble cone crusher. The SAG mill discharge is pumped to the ball mill circuit operating in closed circuit with a bank of twelve 20 in. diameter cyclones. The underflow from the cyclones is fed to a 16.5 ft diameter by 30.5 ft long ball mill. The cyclone overflow feeds one of the three thickeners that are common to both grinding circuits.

ACIDULATION

The thickener underflow is fed to a series of acidulation tanks where sulphuric acid is added to reduce the carbonate content, thereby reducing the potential carbon dioxide gas that will be generated in the autoclaves. This is required to maximize the use of oxygen for oxidation in the autoclave.

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ACID POX CIRCUIT

There are six autoclaves operating in parallel at Goldstrike. Each one has similar unit operations. The ground, acidified slurry is fed to a series of preheaters (splash heaters) where hot steam from the autoclave discharge flash tank is contacted with the new feed in order to preheat the material using available heat from the oxidation reactions. The sulphide oxidation reaction is carried out under high pressure and temperature in the autoclaves. High purity oxygen is also added as the oxidant. The reaction is exothermic and the temperature is controlled in the autoclave by the addition of water for cooling or steam for heating, as required. The autoclave discharge passes through a series of flash vessels to let down the pressure. The slurry is then sent to a series of tube and shell slurry coolers for further cooling.

The autoclave products are very acidic due to the generation of sulphuric acid by the sulphide oxidation reaction that occurs in the autoclaves. The pH of the slurry is increased to at least 9.5 by the addition of milk-of-lime in a series of neutralization tanks, in order to operate the CIL circuit safely when adding cyanide (to minimize the generation of hydrogen cyanide gas).

ALKALINE POX CIRCUIT

As the carbonate levels in a portion of the Goldstrike ores have increased, Goldstrike has converted its autoclaves such that they can operate in an alkaline environment, as needed. This is not shown in Figure 17-1, but the ore flow is as follows. The grinding circuit product is sent to a thickener that is dedicated to the alkaline POX operation. From the thickener the slurry is sent to one of the acidulation tanks for storage, but no acid is added. The circuit is set up so that feed from the storage tank can be pumped to the designated preheaters as required and processed through the autoclave. Due to the high carbonate concentration, the autoclave reaction does not generate acid and the designated flash tank discharge, after being cooled in the slurry coolers, goes directly to CIL, bypassing the neutralization circuit.

CARBON-IN-LEACH CIRCUIT

The slurry from neutralization is pumped to one of two CIL circuits, each made up of eight tanks. Circuit 1 is made up of four 48 ft diameter by 54 ft high agitated tanks and four 33 ft diameter by 35 ft high agitated tanks. Circuit 2 is made up of four 48 ft diameter by 48 ft high agitated tanks and four 33 ft diameter by 35 ft high agitated tanks. Cyanide is added. The slurry flows through the series of tanks from tank 1 through tank

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8 and carbon is pumped counter-current to the slurry. From the first tank carbon is transferred to the elution and refining circuit for recovery of the gold. The slurry exiting the eighth tank in the series is sent to a cyanide destruction circuit, which uses Caro’s acid as the cyanide destruction medium, and then pumped to the tailings storage facility.

ELUTION AND REFINING CIRCUIT

Activated carbon is processed in a Zadra pressure elution circuit. First it is transferred to an acid wash system, where the carbon is washed with a dilute hydrochloric acid solution to remove inorganic contaminants. The acid wash is followed by a water rinse to remove residual acid. The carbon is then transferred to a carbon strip vessel where it is soaked in a solution containing cyanide and caustic (sodium hydroxide). Hot fresh water is then pumped through the carbon, under pressure and at elevated temperature, to strip the gold from the carbon. The pregnant solution containing the gold is forwarded to the electrowinning and gold smelting circuit. The stripped carbon is transferred to the carbon regeneration kiln where organic contaminants are removed before the carbon is returned to a CIL circuit.

The electrowinning cells contain anodes and stainless steel cathodes. A low voltage electrical current is passed through the cell electrodes and the gold from the solutions is deposited onto the cathodes or forms sludge in the bottom of the cells. Periodically, the cathodes are sprayed with high pressure water to remove the gold bearing sludge, which is then filtered and passed through a retort to remove mercury. The dry sludge is smelted with fluxes in an induction furnace to produce a gold doré, which is shipped off site for further refining.

ROASTER OPERATION

Fluid bed roasters were constructed in 1999 to treat carbonaceous refractory ores that could not be treated effectively by the existing POX circuit at Goldstrike. The roasters use high purity (99.5% O2) oxygen to remove organic carbon and sulphide sulphur prior to processing in a conventional CIL circuit. An overview of the roaster operation is shown in Figure 17-2.

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FIGURE 17-2 ROASTER PROCESS FLOW DIAGRAM

CRUSHING
GRINDING
ROASTING
GAS TRAIN
2 stages
minus 1½"
2 x Double Rotator
10,000 HP/unit
W = 18 KWh/t
P_{80} = 74 MICRONS
2 x Roasters
2 stage fluid bed
Independence type
1,100 TPD O_2
LEACHING
THICKENER
CALCINE
Neutralization
2 HOT TRAINS
Carbon
to/from
AA block
Tailings
pond
Carbon in leach circuit
16 hours retention time
1 COLD TRAIN
Dust Scrubber
and Condenser
Wet ESP
Hg removal
GAS CLEANING
SO_2 scrubbing
CO, NO_x reduction

Figure 17-2

Barrick Gold Corporation
Franco-Nevada Corporation

Goldstrike Mine
State of Nevada, U.S.A.

Roaster Process Flow Diagram

March 2012

Source: Hatch-Powerpoint Presentation Slide.

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There are two circuits, each including crushing and dry grinding followed by the two stage roaster, a calcine quenching tank, and dust and gas handling operations. The quenched gas goes to the gas cleaning stage, which is common to both roaster circuits, and the calcine is processed in a common neutralization and CIL circuit. The loaded carbon is sent to the main refinery for elution, regeneration and production of the gold doré.

CRUSHING

Ore is reclaimed from one of the roaster stockpiles and goes through two stages of open circuit crushing, comprising a gyratory crusher, scalping screen, and screen oversize cone crusher. The screen undersize and the cone crusher product are sent to a coarse ore stockpile.

DRY GRINDING

Ore is reclaimed from the coarse ore stockpile by apron feeders and conveyed to one of the two grinding circuits. Lime and/or coal is added for roaster fuel as required, to maintain the target fuel value, and fed to the double rotator dry grinding mill. The ore is heated using a propane burner in order to dry it. The dry ore then flows toward the centre of the mill where it is removed through screens for classification into product size material through either a static cyclone classifier for the dust, which is recovered in a bag house, or a dynamic classifier for the oversized material, which either returns the material back to the other side of the grinding mill for further grinding or forwards the sized material to bag houses for material recovery. The material in the bag houses is sent to a roaster silo as feed to the roaster; the material has a target product size of 80% passing (P80) 74 µm.

TWO STAGE ROASTING

Material from the roaster silo is fed to the top of the roaster by a bucket elevator and a fluidized feeder. The fluidized feeder distributes ore continuously to the first stage (upper) bed of the roaster. The upper bed temperature is maintained at a range between 524°C and 593°C by the exothermic reaction of the ore and addition of coal to maintain the necessary fuel value of the feed. Water is added as required to maintain temperature control when cooling is needed. The ore is primarily oxidized in the first stage of the roasters.

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Solids discharge by gravity continuously to the second stage through the inter-stage solids transfer system. The temperature is maintained in the range of 524°C to 561°C. Oxidation is essentially completed in the second stage, achieving approximately 99% oxidation of the sulphide sulphur and 89% oxidation of the organic carbon. Material from the second stage of the roaster discharges by gravity to the calcine quench system.

High purity oxygen is added to the bottom of the second stage bed of the roasters. The hot oxygen rich gas flows up through the roaster and provides both fluidization of material in the first stage bed and rapid oxidation of carbon, sulphide sulphur, and fuel contained in the upper bed.

The exhaust gas from each stage is classified using dry cyclones. The coarse material recovered from the exhaust gas is returned to the roaster for further treatment and the fine material is forwarded to gas quenching and final dust scrubbing. The off-gas from the final dust scrubbers from both circuits are recombined for final off-gas cleaning.

OFF-GAS CLEANING

The final gas cleaning circuit combines the essentially dust free off-gas from both roasters and removes mercury, sulphur dioxide, carbon monoxide, and nitrous oxides. Mercury removal is achieved through the calomel process where chlorine is used to remove the mercury in an adsorption tower. The recovered mercury is shipped off site. The sulphur dioxide (SO2) is recovered using a lime rich solution in an SO2 scrubber. The carbon monoxide is oxidized through heating of the gas stream after SO2 removal in a carbon monoxide incinerator. Nitrous oxides are removed by the gas passing through a mist stream of ammonia. The gas then exits through a stack to the atmosphere.

CALCINE QUENCHING/NEUTRALIZATION

The treated calcine from the roaster is sent to a quench tank to reduce temperature. Water recovered from the neutralization circuit is used to cool the calcine.

The cooled quench tank discharge is combined. The resulting slurry feeds two neutralization tanks where milk-of-lime is added for pH control in order to safely leach the ore with cyanide. After leaving the neutralization tanks, the material is sent to a thickener to recover excess water for cooling and reuse in the quench tanks. The thickener underflow reports to the roaster CIL circuit.

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ROASTER CIL

The slurry from neutralization tanks is pumped to a CIL circuit, which has six agitated tanks. Cyanide can be added to the first, second, and/or third tanks. Slurry flows through the series of tanks, from tank 1 through tank 6. Activated carbon is pumped counter-currently from the sixth tank to the first tank. When carbon is transferred out of the first tank, it passes over a screen that separates the carbon from the slurry. The carbon then is transferred to a loaded carbon holding bin and further to a truck that takes it to the main elution and refining operation located adjacent to the POX operations. The slurry exiting the final CIL tank is sent to a cyanide destruction reactor before being transferred to the tailings storage facility.

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18 PROJECT INFRASTRUCTURE

OPEN PIT

TRANSPORTATION

The Goldstrike property is located in north central Nevada, approximately 25 mi north of the town of Carlin. Access to the property is provided by certain access agreements with Newmont that allow for the use of various roads in the area, and a right-of-way issued by the BLM. Such roads are accessed from Elko, Nevada, by travelling west on US Interstate 80 to Carlin, Nevada, and then by approximately 25 mi of local roads north of Carlin. Most roads are paved and well maintained. Commercial air service is available to Elko. Barrick provides bus and light vehicle transportation to all employees from Elko and Carlin to the mine site.

HOUSING

Employees reside in mainly Elko or Carlin and commute to site daily. There are no housing facilities at the operation.

COMMUNICATIONS

Normal communication channels through cell phone, satellite, and land-based facilities are available.

POWER

Electrical power is transmitted to the mine by Sierra Pacific Power. Electrical facilities include three main substations (Mill, South Block, and Bazza), several smaller substations throughout the property, and transmission lines.

In October 2005, Barrick started up the Western 102 power plant that is located approximately 15 miles east of Reno, Nevada. It has the capacity to supply 115 MW of electricity to the Goldstrike Mine using 14 reciprocating gas-fired engines. The power plant provides the Goldstrike property with the flexibility to generate its own power or buy cheaper power from other producers, with the goals of minimizing the cost of power consumed and enhancing the reliability of electricity availability at its mine (PMEG, 2007).

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WATER MANAGEMENT

Water management operations at Goldstrike include a system of dewatering wells, water gathering and conveyance facilities, water storage, water use, and various management options for discharge of excess water.

The major water management components are:

•	Mine dewatering wells and water collection systems.

•	Betze Pit dewatering is accomplished through peripheral perimeter and in-pit wells, horizontal drains for passive dewatering of pit walls and water collection sumps in the pit bottom.

•	Water is conveyed by pipelines to various use areas (process water tanks, mill facilities, water trucks, sanitary uses) for both Barrick and Newmont’s use.

•	Water not used for mining or milling is pumped to the TS Ranch Reservoir.

•	TS Ranch Reservoir

•	The reservoir has a natural occurring permeable fracture in the floor of the reservoir to a rhyolite formation to which the water infiltrates.

•	Approximately 19,000 USgpm is discharged to the reservoir from the Barrick and Newmont operations.

•	Springs & Sand Dune Canal

•	Water flowing to the rhyolite formation creates three new springs and is collected by the Sand Dune Canal and Pond.

•	Water can be diverted to irrigation, infiltration, or injection as required.

•	An arsenic treatment plant at the end of the canal is available to treat naturally occurring arsenic prior to infiltration or injection.

•	Irrigation in Boulder Valley

•	Water is provided to two ranches during irrigation season (April-September) as required.

•	Available from Sand Dune Canal or TS Ranch Reservoir (if required).

•	Infiltration

•	Rhyolite outcrop in upper Boulder Valley used as Rapid Infiltration Basin (RIB).

•	RIB has capacity of 15,000 USgpm and is used during non-irrigation season.

•	Injection

•	Barrick has five injection wells to inject water into the rhyolite formation in upper Boulder Valley.

•	Currently not being actively used.

•	Sand Dune Drainage Embankments

•	Three temporary embankments constructed at down gradient of Sand Dune Canal.

•	Mostly dry except for excessive rain or snowfall events.

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•	Humboldt River Discharge Authorization

•	Barrick has permit to discharge up to 70,000 USgpm to the river, but only discharged, after treatment, for a 16 month period from September 1997 to February 1999.

•	Not operating treatment plant or discharging to the river presently, but maintains permit and facilities.

UNDERGROUND

There is extensive infrastructure for the underground division. The entire infrastructure for the mine is operational and in place, and, where necessary, there are plans to improve and augment the infrastructure as required for future operations.

SHAFTS

There are two access shafts for the mine—the Meikle shaft and the Rodeo shaft. Both are used for men and materials, but ore is only hoisted via the Meikle shaft. The Meikle shaft is approximately 1,800 ft deep extending to the 3700 ft level, while the Rodeo shaft is 1,300 ft deep and extends to the 4,100 ft level.

Hoist operation in both shafts is automated with human oversight provided. There are ventilation shafts and boreholes for ventilation in both the Meikle and Rodeo mines.

RAMPS

There is a ramp to surface with the collar within the open pit. There is also the Betze No. 2 portal for ventilation and the North Post portal for access ventilation exhaust and movement of ore to the pit. Some ore from the underground is hauled by truck to a dump area in the pit and subsequently moved by open pit haulage trucks to the mill area.

MATERIAL HANDLING

Materials and supplies for the mine are moved into the mine via the two man shafts or by the ramp, as necessary. Ore and waste are either hoisted up the Meikle shaft or hauled to surface via the portal in the open pit. All ore and waste to be hoisted at the Meikle shaft must be trammed to the ore dumps at the shaft. For ore from the Rodeo mine, this means a one mile haul using 30 ton underground trucks from the Rodeo mine upgrade to the dump at the Meikle shaft. At the Meikle shaft ore dumps, there are rock breakers and grizzlies to reduce the muck size being fed to the loading pocket in the shaft.

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BACKFILL

Backfill is used in all stoping methods at Goldstrike and the problems due to poor quality backfill from the past do impact upon the short-term mine planning. The current mine backfill system consists of passes and storage underground at the Meikle and Rodeo mines for aggregate and distribution systems for the delivery of binder and water to the mix locations in Meikle and Rodeo.

Aggregate comes from open pit waste which is crushed to three inch minus by a contractor. The aggregate is delivered to the 925 level bins at Meikle and the 1015 bin at Rodeo. The binder is 50:50 cement and fly ash and admixtures are used for stabilization and retardation as necessary. The Meikle backfill plant is located on the 1075 level and has a seven cubic yard batch mixer. Depending on the fill strength desired, the binder is varied from five to seven percent. The mixer combines water, aggregate, and powdered binder.

In August 2010, a backfill line installed in the Meikle ventilation shaft for the delivery of aggregate to the backfill plant failed resulting in significant damage to the ventilation shaft and the loss of the fill line to the Meikle mine. The ventilation restriction led to areas of the mine being closed and the liner for the aggregate line was installed in early January 2011, with shotcrete delivery slated for August 2011.

The Rodeo mine has two fill plants. The 4150 plant is used for making backfill by the mixing of a binder slurry and aggregate in a six cubic yard mixer. The 4330 plant is used for generating dry aggregate mixes. With the planned expansion of the open pit to the north, the Rodeo mine backfill aggregate transfer plant will be lost in January 2013.

A study of backfill needs in 2007 led to the recommendation for installation of a paste fill plant for the underground division and such a plant is included in the capital plan with the bulk of the expenditure slated for 2012.

VENTILATION

Mine ventilation is achieved with a series of intake and exhaust fans. There is approximately 775,000 cfm downcast in the Meikle shaft plus 845,000 cfm downcast in the Rodeo shaft and 710,000 cfm coming in the Betze drift from the Betze No. 1 and No. 2 portals in the pit. Mine air is exhausted via the Meikle exhaust shaft, the exhaust

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borehole, North Post portal and the Rodeo exhaust shaft. There are eight intake air fans with a total of 2,000 hp installed and 7,200 hp installed on exhaust fans. In addition, there are numerous auxiliary underground fans installed to move the ventilating air to the work places.

There are mine air coolers on the mine air intakes as well as three spray chambers for mine air cooling.

A major issue is the Mine Safety and Health Administration’s regulation related to diesel particulate matter (dpm) in the mine air. The mine has also gone to the use of biodiesel to reduce the dpm levels in the mine.

DEWATERING

Mine workings are dewatered by a system of pumps and wells operated by the surface department, but with all costs attributed to the underground division. The underground workings are dewatered to the 3600 elevation and the mining approvals at this time do not include mining below the 3600 elevation.

The underground workings are generally dry, but there are areas of the mine where water is present and flowing. In such areas, the waters are strongly acidic, leading to rapid deterioration of unprotected ground support material and steel drain pipes.

MAINTENANCE, POWER, COMPRESSED AIR, COMMUNICATIONS

There are maintenance shops for underground mobile equipment.

Electrical power is sent to the mine at 120 kV and then distributed throughout the mine at 5 kV to load centres for use at 480 V as needed.

Compressed air is provided from surface and distributed by pipelines throughout the mine.

There are telephones at a number of locations in the mine as well as a radio network for use in the mine.

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19 MARKET STUDIES AND CONTRACTS

MARKETS

Gold is the principal commodity at Goldstrike and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

CONTRACTS

The Goldstrike is a large modern operation and Barrick is a major international firm with policies and procedures for the letting of contracts. The contracts for smelting and refining are normal contracts for a large producer.

There are numerous contracts at the mine including a mine development contract to provide services to augment Company efforts.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The Goldstrike operations consist of operating open pit and underground mines plus process plant facilities. The mines and the corporation have environmental groups and management systems to ensure that the necessary permits and licences are obtained and maintained. These groups also carry out the required monitoring and reporting required. RPA reviewed the management system and discussed permitting and environmental matters with site management.

TAILINGS STORAGE FACILITY

Tailings from both the POX and roaster operations are deposited in the North Block Tailings Disposal Facility (NBTDF) located immediately to the east of the roaster facility and the Meikle mine. The NBTDF operates as a zero discharge facility under a Water Pollution Control Permit with the Nevada Division of Environment Protection (NDEP). The NBTDF is expanded approximately every two years and is currently permitted through a Stage 9 expansion in 2011. Stage 9 will raise the dam height to 400 ft (crest to downstream toe) using rock fill with an average design slope of 2.5H:1V and will provide for additional capacity to 200 million tons of tailings.

The NBTDF is lined with a composite liner system consisting of low permeability soil overlain by a geo-synthetic liner (either HDPE or LLDPE). The facility includes a basin underdrain under a portion of the tailings as well as finger drains to promote consolidation of tailings. Tailings supernatant water currently flows from northeast to southwest and water is reclaimed for reuse in the process. The closure plan includes draining the facility with a closure spillway constructed at the southwest corner. Goldstrike has applied to the NDEP to reconfigure the NBTDF to have water flow in the reverse direction with a closure spillway located at the northeast corner on original ground due to concerns over the structural stability of a closure spillway located on the placed material. This will allow for improved dam stability during operations as well.

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PROJECT PERMITTING

The BLM issued the Draft Environmental Impact Statement (EIS) (BLM/NV/EK/PL-GI-08/22 + 1793) on August 22, 2008. Subsequently, the BLM issued an abbreviated Final EIS (BLM/NV/EK/ES-GI-09/10 + 1793) on March 27, 2009; it includes comments, responses to comments, and revisions to the Draft EIS. The approval of this EIS ensured the continuance of mining and processing for the Goldstrike operations. In summary, the Proposed Action items of the Betze Pit Expansion Project EIS are listed below:

•

Expansion of the existing Betze Pit to include two additional laybacks to the north and west with associated in-pit and perimeter haul roads and buffer (129 acres of new disturbance of which 50 acres are public land).

•	Construction of the Clydesdale Waste Rock Facility (WRF) and associated access road (572 acres of new disturbance of which 414 acres are public land).

•	Construction and operation of the Goldstrike No. 3 Tailings Facility (690 acres of which 46 acres are public land and 211 acres are previously disturbed).

•	Deposition of tailings in the proposed Goldstrike No. 3 Tailings Facility so that the facility drains to the east, away from the impoundment.

•	Extension of roaster facility operations for five years.

•	Relocation of the transmission line to the west of the to-be-constructed Clydesdale WRF.

•	Decrease of the expected Betze Pit Lake acreage from 985 (the 2000 Betze Socio-Economic Impact Statement (SEIS) estimate) to 927 acres due to in-pit waste rock disposal as described in the Draft EIS.

A revised total of 315 million tons of waste rock will be generated by the Betze Pit Expansion Project. The original estimate of 316 million tons was adjusted based on revised waste rock calculations. Most permits managed by Goldstrike are shown in Table 20-1.

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TABLE 20-1 GOLDSTRIKE PERMITS

Barrick Gold Corporation—Goldstrike Mine

Permit Name	Permit Number
Agreement Regarding Treatment of Historic Properties	Historic Properties
WPC Permit NEV90060	NEV90060
Mining Bioremediation Facility	GNV041995-HGP14
Mining Bioremediation Individual Facility	GNV041995-IHP11
Goldstrike Mining Operation Reclamation	0026
Meikle Mine	0030
Goldstrike Exploration	0179
Goldstrike Mine Exploration ROD	N16- N16-98- 002
NPDES—BV Water Treatment Facility & Covey System	NV0022675
WPC—Waste Water	NEV94002
Boulder Valley Earthen Embankments-Stormwater Mgmt. Plan	SWPPP
General Permit-Stormwater	NVR300000
Potable Water -Goldstrike AA	EU-5077-12NTNC
Arsenic Removal Treatment	EU-5077-TP 02-12NTNC
State Fire Marshal-Hazardous Materials Storage	CO#2726, Fac.#6954
Fire Marshal Hazmat Permit for Storm	21413/53182
Mining Storm Water General-Preble	NVR 300000
Water Pollution Control Permit (Closure)	840003
Open Burn	Open Burn
WPC Permit-North Block	NEV91029
Spill Prevention Control & Countermeasure Plan	SPCC
AA Emergency Overflow Dam	J-262
AA Goldstrike Tailings Dam	J-278
TS Ranch Reservoir	J-320- 460
Rodeo Creek Diversion	J-332
North Block Emergency Pond	J-377- 507
North Block Tailings Dam	J-489
TS Ranch Reservoir Pond	J-400
Phase 1 Mercury OPTC for System 18, Roasters 1 & 2	OPTC
Phase 1 Mercury OPTC for System 61, Carbon Reac. Kiln	OPTC
Phase 1 Mercury OPTC for System 66, AC#1	OPTC
Phase 1 Mercury OPTC for System 66, AC# 2 & 3	OPTC
Phase 1 Mercury OPTC for System 66, AC#4	OPTC
Phase 1 Mercury OPTC for System 66, AC#5 & 6	OPTC
Phase 1 Mercury OPTC for System 67, Retorts # 1, 2 & 3	OPTC
Phase 1 Mercury OPTC for System 68, E & W Melt Furnaces & Electrowinning Cells	OPTC
Phase 1 Mercury OPTC for System 15 & 16	OPTC
Phase 1 Mercury OPTC for System 70, Analytical Laboratory	OPTC
Phase 1 Mercury OPTC for System 18
Boulder Valley Embankments	J-450
Boulder Valley Center Embankments	J-451
Boulder Valley South Embankments	J-452
TS Ranch Outlet Piping	J-466
Willow Creek Dam	J-506
Air Permit	AP1041-0739

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Permit Name	Permit Number
Air Liquide	AP28139-0133.01
WPC Permit-Boulder Valley Infiltration	NEV89068
WPC -BV Water Mgmt. System (Recirculation)	NEV95114
UIC—Injection Wells	NEV93209
Betze EIS Record of Decision	Betze EIS ROD
Betze SEIS Record of Decision	Betze EIS ROD
Boulder Valley Monitoring Plan	BVMP
Water Well Permit-Preble	5961-14s
Class III Landfill Waiver	SWMI-07-25
NDOW Industrial Artificial Pond-AA & NB Tailings	S- 26590
Hazardous Materials Certification of Registration	HMCR
Jurisdictional Determination for Boulder, Bell, Brush and Rodeo Creeks	JD
Right of Way Occupancy	EO-47-1999

ROD – Record of Decisions; WPC – Water Pollution Control; NPDES—National Pollutant Discharge Elimination System; OPTC – Operating Permit to Construct; UIC – Underground Injection Control; NDOW – Nevada Department of Wildlife.

SURFACE DISTURBANCE

Total permitted surface disturbance for the Goldstrike Mine has been estimated to be 8,547 acres, or 13.36 square miles (Table 20-2). There is, however, less than one square mile of disturbance on BLM public land, which reduces the amount of time and money that will be needed to reclaim the land after the operation is terminated.

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TABLE 20-2 BARRICK GOLDSTRIKE MINE DISTURBANCE ESTIMATE

Barrick Gold Corporation—Goldstrike Mine

Facility	Existing Permitted Disturbance 2011 (acres)				Proposed Disturbance (acres)		Existing Acreage Consumed (acres)		Revised Disturbance Totals (acres)
	Public	Private		Total	Public	Private	Public	Private	Public	Private	Total
Betze-Post Open Pit	76.7	1,625.2		1,701.9					76.7	1,625.2	1,701.9
Roads (Haulroads and Light Vehicle)	46.7	323.6		370.3					46.7	323.6	370.3
Waste Rock Facilities
Bazza	263.2	2,008.7		2,271.9					263.2	2,008.7	2,271.9
Clydesdale	393.0	142.0		535.0					393.0	142.0	535.0
Tailings Facilities
North Block Tailings Facility	54.9	937.0		991.9					54.9	937.0	991.9
AA Tailings Facility		208.3		208.3				(1.9)		206.4	206.4
Mill #4 Tailings Facility		99.6	*	99.6						99.6	99.6
Tailings Storage Facility 3 (TSF3)	46.0	526.4	*	572.4		29.8			46.0	556.2	602.2
AA Leach Pad		227.5		227.5						227.5	227.5
AA Ponds		15.5		15.5						15.5	15.5
Surface Facilities with Foundations		40.6		40.6		18.0				58.6	58.6
Yards	167.6	852.4		1,020.0		6.5		(16.1)	167.6	842.8	1,010.4
Ponds, Diversions, Canals	3.3	465.7		469.0		17.2		(11.1)	3.3	471.8	475.1
Landfill		24.0		24.0						24.0	24.0
Totals	1,051.4	7,496.5		8,547.9		71.5		(29.1)	1,051.4	7,538.9	8,590.3

Source: Barrick Environmental Department email correspondence, July 2011

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SOCIAL OR COMMUNITY REQUIREMENTS

There are no specifically identified social or community requirements for Goldstrike. However, the Owner is a prominent local business and applies world class social and community standards at its operation.

MINE CLOSURE REQUIREMENTS

The complete site closure plan gives the details used in the compilation of the 2009 Financial Accounting Standards (FAS) 143 closure cost estimate for the Goldstrike operations. The cost estimate to rehabilitate is built up using quotes from third party contractors, based on either unit rates from similar jobs or specific detailed estimates when available.

The key requirements for the closure of sites covered by FAS 143 are:

•	Legal liabilities relevant to closure of mining operations.

•	Regulatory/Industry closure guidelines.

•	Specific tenement conditions.

•	Barrick’s closure policy and principles.

In general, it is a minimum requirement that sites are left safe and stable, with removal of all infrastructure and rehabilitation of all landforms. Groundwater quality around tailings storage facilities must meet licence conditions. The FAS liability (Budget 2009 Asset Retirement Obligation costs) for Goldstrike was calculated to be US$113 million.

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21 CAPITAL AND OPERATING COSTS

The Goldstrike Mine is an operating open pit and underground gold mine. There are new mine projects and sustaining capital requirements but there are no preproduction requirements.

The open pit and underground capital and operating costs are discussed below.

CAPITAL COSTS

Current LOM capital costs for the Project are estimated to be $1.793 billion. The major capital cost for the open pit will be the capitalized waste stripping, which is estimated to be $360 million. Expansion of the process facilities is estimated to be $264 million, which consist primarily of replacement capital. Underground mine development is projected to be $122 million.

The LOM capital cost estimate is shown in Table 21-1. Total capital costs itemized per year for the major categories are summarized in Table 21-2.

RPA finds the projected capital costs to be reasonable.

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TABLE 21-1 2012 LIFE OF MINE CAPITAL COST ESTIMATE

Barrick Gold Corporation—Goldstrike Mine

Capital Cost Category	Values (US$ 000)
Sustaining Capital
Open Pit	73,328
Underground	91,480
Processing	307,111
G&A	1,331
Engineered Capital (Mine, Process, G&A)	263,631
Continuous Improvement	117,322
Health, Safety, and Environment	33,508
Sub-Total Sustaining Capital	887,711

Capitalized Development Capital
Open Pit Stripping	359,757
Underground Development	121,890
Capitalized Exploration Drilling	31,325
Sub-Total Capitalized Development	512,972

Expansion Capital
Underground Mine	38,710
Processing	264,031
Other	6,600
Sub-Total Expansion Capital	309,341

Reclamation	83,468

Total Capital	1,793,492

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TABLE 21-2 2012 LIFE OF MINE CAPITAL COST ESTIMATE BY YEAR (NOT INCLUDING RECLAMATION)

Barrick Gold Corporation—Goldstrike Mine

Year	Total Capital (US$ 000)	Sustaining Capital (US$ 000)	Open Pit Stripping (US$ 000)	Underground Development (US$ 000)	Capitalized Exploration Drilling (US$ 000)	Expansion Capital (US$ 000)
2012	525,993	228,665	—	38,290	16,700	242,338
2013	310,971	154,172	70,201	17,570	8,625	60,403
2014	126,608	100,838	—	13,170	6,000	6,600
2015	50,247	36,027	—	14,220	—	—
2016	36,560	21,960	—	14,600	—	—
2017	209,041	48,487	147,304	13,250	—	—
2018	249,759	144,055	94,915	10,790	—	—
2019	61,031	61,031	—		—	—
2020	29,445	29,445	—		—	—
2021	17,927	17,927	—		—	—
2022	13,814	13,814	—		—	—
2023	40,809	17,917	22,892	—	—	—
2024	37,819	13,373	24,446	—	—	—

Totals	1,710,024	887,711	359,757	121,890	31,325	309,341

OPERATING COSTS

OPEN PIT OPERATING COSTS

The total open pit operating cost has been estimated by RPA to be approximately $667 million over the LOM plan (2012-2026). Over the same time period, the average open pit mining operating cost is estimated to be $1.59 per ton mined. Open pit mining cash cost is estimated to be $91 per ounce of the total gold ounces produced from Goldstrike ore.

Table 21-3 displays the actual reported operating costs for the open pit as of November 30, 2011. Table 21-4 displays the average LOM plan operating costs for the open pit.

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TABLE 21-3 ACTUAL REPORTED OPEN PIT OPERATING COSTS – YTD

NOVEMBER 30, 2011

Barrick Gold Corporation—Goldstrike Mine

Categories	Actual Values (US$/st)
MINING COST PER TON MOVED
Open Pit	1.31

PROCESSING COST PER TON MILLED
Autoclave	30.84
Roaster	20.80

Mining Cost Per Ton Milled	25.75
Process Cost Per Ton Milled	25.52
G & A Cost Per Ton Milled	6.11
Other Cost Per Ton Milled	(6.12)
Total Operating Cost Per Ton Milled	51.26

TABLE 21-4 AVERAGE LOM OPERATING COST (2012-2026)

Barrick Gold Corporation—Goldstrike Mine

Categories	Values (US$/st)
OP Mining Cost Per Ton Moved	1.59
OP Mining Cost Per Ton Milled	10.65

Processing Cost per Ton Milled
Autoclave	36.95
Roaster	23.10

G&A Cost per Ton Milled	5.16

Average Open Pit LOM Operating Cost per Ton Milled	46.86

UNDERGROUND OPERATING COSTS

Operating costs for the underground division for October 2011 YTD are shown in Table 21-5. The underground mine did not meet the budgeted production and cost levels in 2011. The 2010 failure of a backfill line in the Meikle shaft coupled with the loss of access to work areas due to the resulting ventilation restrictions were the key reasons for the failure to meet plan.

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TABLE 21-5 OCTOBER 2011 YTD PERFORMANCE

Barrick Gold Corporation—Goldstrike Mine

Operational Statistics	YTD October 2011
	Actual	Budget	fav (unfav) Variance
Gold Production Underground, st	241,603	331,852	-90,249
Gold Sold Underground, st	221,870	283,116	-61,246

Underground Mining
Tons Mined, st	1,243,224	1,552,405	-309,181
Tons of Ore Produced, st	959,735	1,191,084	-231,349
Tons Per Day, stpd	3,167	3,931	-774
Grade, oz/st	0.286	0.289	-0.003
Contained Gold, oz	274,202	344,496	-70,294
Footage Advanced (All)	40,272	51,078	-10,806
Tons Waste, st	283,489	361,321	-77,832
Tons Backfill, st	825,253	1,236,138	-410,885

Processing—Underground
Tons Roaster, st	953,608	1,286,301	-332,693
Tons Per Day Roaster, stpd			-911
Grade Processed Roaster, oz/st	0.286	0.288	-0.002
Recovery Rate Roaster, %	88.6	89.5	-0.9
Ounces Produced Roaster, oz	241,603	331,852	-90,249

Cost Per Ton Milled
Mining Cost Per Ton Milled, US$	115.03	102.29	(12.74)
Process Cost Per Ton Milled, US$	29.51	26.28	(3.23)
G & A Cost Per Ton Milled, US$	5.79	5.55	(0.24)
Other Cost Per Ton Milled, US$	(3.57)	4.30	7.87
UG Operating Cost Per Ton Milled, US$	146.76	138.42	(8.34)
Total Cash Cost Per UG Oz Sold, US$	579	537	(43)

The LOM Plan annual operating costs have been prepared by RPA based upon management’s LOM plan but modified to reflect the reduction in LOM tonnage considering only the Proven and Probable Mineral Reserves. The LOM underground operating costs are summarized in Table 21-6.

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TABLE 21-6 UNDERGROUND LOM OPERATING COSTS

Barrick Gold Corporation—Goldstrike Mine

Year	Mining (US$/t)	Dewatering (US$/t)	Roaster (US$/t)	G & A (US$/t)	Total (US$/t)
2012	98.19	0.07	23.15	7.17	128.58
2013	96.96	0.07	22.18	5.82	125.03
2014	94.83	0.11	21.21	5.11	121.26
2015	98.67	0.21	21.51	4.93	125.32
2016	97.88	0.19	21.38	5.16	124.61
2017	100.00	0.07	22.95	4.69	127.71
2018	110.00	0.07	21.38	4.77	136.22
2019	120.00	0.18	20.91	4.82	145.91
2020	130.00	0.46	21.72	4.34	156.52

LOM Average	102.96	0.14	21.85	5.29	130.24

RPA considers the operating cost estimates in the LOM plans to be reasonable and consistent with historical performance. The 2010 and 2011 unit cost performance has been adversely impacted by the curtailment of access and lower throughput in 2010 and 2011 as a result of the backfill line failure.

MANPOWER

OPEN PIT

The 2012 projected planned manpower within the 2011 LOM plan is shown in Table 21-7.

TABLE 21-7 PROJECT 2012 MANPOWER

Barrick Gold Corporation—Goldstrike Mine

Department Name	Wage	Salary	Department Totals
Open Pit	478	94	572
Management	1	5	6
Operations	302	20	322
Maintenance	162	26	188
Engineering	10	20	30
Dewatering	3	23	26
Underground	89	557	646
Management	2	5	7
Operations	36	304	340
Maintenance	42	216	258
Engineering	6	18	24
Geology	3	14	17

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Department Name	Wage	Salary	Department Totals
Process	95	365	460
Autoclave	24	88	112
Autoclave Facility Maintenance	13	82	95
Roaster	21	63	84
Roaster Facility Maintenance	18	62	80
Laboratory	16	63	79
Laboratory Facility Maintenance	1	5	6
Management	2	2	4
General and Administration	72	37	109
General Site Management	5	1	6
Continuous Improvement	9	—	9
Maintenance	—	4	4
Safety	24	2	26
Human Relations	8	2	10
Procurement	4		4
Warehouse	3	26	29
Security	2	—	2
Environmental Compliance	17	2	19
2012 Project Totals	734	1,053	1,787
Summer Students		45	45

RPA considers the underground division manpower estimates to be reasonable but recommends that the long term underground productivity estimates be reviewed for the next LOM plan.

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22 ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required for Section 22 Economic Analysis on properties currently in production, unless the technical report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Goldstrike Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Goldstrike Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 ADJACENT PROPERTIES

This Technical Report does not include information concerning adjacent properties.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

Based on RPA’s site visit, interviews with Goldstrike personnel and subsequent review of gathered information, RPA offers the following conclusions:

OPEN PIT

GEOLOGY AND MINERAL RESOURCE ESTIMATION

•	The Goldstrike deposits are Carlin style deposits.

•	The sampling, sample preparation, and analyses are appropriate for the style of mineralization and mineral resource estimation.

•	The parameters, assumptions, and methodology used for mineral resource estimation are appropriate for the style of mineralization.

•

Open pit Measured plus Indicated Mineral Resources total 4.6 million tons grading 0.032 oz/st Au, containing 147,000 oz Au. Inferred Mineral Resources are estimated to be 0.6 million tons grading 0.055 oz/st Au, containing 31,000 oz Au.

•	The Goldstrike open pit Mineral Resource estimates meet the requirements of NI 43-101.

•	Mineral Resources are reported exclusive of Mineral Reserves and are estimated effective December 31, 2011.

MINING AND MINERAL RESERVES

•	Open pit Proven and Probable Mineral Reserves total 97.3 million tons grading 0.096 oz/st, containing 9.34 million oz Au.

•	The Goldstrike Mineral Reserves stated for the EOY2011 meet Canadian NI 43-101 and US SEC Industry Guide 7 requirements to be classified as Mineral Reserves.

•	Mine planning for the Goldstrike open pit mine follows industry standards.

•

Ore control procedures for the Goldstrike open pit are well documented, and the ore control results have also been well documented. All records have been kept in good condition and are readily accessible.

•	No out-of-the-ordinary major equipment purchases are scheduled from the current LOM plan.

•	The workforce is well trained and capable of achieving the necessary production targets established by the engineering department in a safe manner.

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•

The Proven Reserves located in 34 different stockpiles are estimated to be 49.8 million tons grading 0.084 oz/st Au, containing 4.2 million ounces of gold, as of December 31, 2011. RPA agrees with the ore control rationale for creating the stockpiles, and the accounting methods used to track the stockpile quantities and grades. Ongoing confirmation of the stockpile grades should be part of the mill’s quality control process. Most of the stockpiles were generated from grade control boundaries generated at much lower gold prices, thus, the ore stockpile grades should be adequate to sustain the projected mill head grades.

Process

•

Planning the process feed is a well-coordinated and complex operation to ensure ore going to the processing operation provides optimum results. The milling operations are well run, safe, and environmentally sound and meet industry standards. Addition of the CaTs (Thiosulphate Leach Conversion Process) has the potential to extend the useful life of the POX circuit and to substantially increase gold production by bringing forward production from ores that were previously only amenable to roasting. RPA did not have full access to data regarding the CaTs project. This is likely due to the fact that the project is in development, and also due to the proprietary nature of the process. Therefore, it is not possible for RPA to evaluate the metallurgical implications and recovery projections associated with CaTs.

•	The adjustments made to the process production data and mill head grades based on actual gold production conform to industry standards.

ENVIRONMENTAL CONSIDERATIONS

•

The Goldstrike operation is within compliance, except for one monitor well associated with the AA pad. Monitoring and remediation of this situation has been addressed by the Goldstrike environmental department. Goldstrike has an experienced staff of professionals who are diligent in the maintenance of their permits. Reclamation estimates are realistic, in RPA’s opinion.

UNDERGROUND

MINERAL RESOURCE ESTIMATION

•	The EOY2011 underground Mineral Resources as stated by Goldstrike management are estimated in a manner consistent with industry practices.

The sampling, sample preparation, and analyses are appropriate for the style of mineralization and mineral resource estimation.

•	The resource and reserve estimation practices are considered to be generally appropriate for the deposit and mining methods.

•

Underground Measured plus Indicated Mineral Resources total 6.1 million tons grading 0.301 oz/st Au, containing 1.8 million oz Au. Inferred Mineral Resources are estimated to be 2.7 million tons grading 0.298 oz/st Au, containing 805,000 oz Au. Mineral Resources are exclusive of Mineral Reserves.

•	The Goldstrike EOY2011 Underground Mineral Resource estimate meets the requirements of Canadian NI 43-101.

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MINING AND MINERAL RESERVES

•	The EOY2011 underground Mineral Reserves as stated by Goldstrike management are estimated in a manner consistent with industry practices.

•	Underground Proven plus Probable Mineral Reserves are estimated to be 11.9 million tons grading 0.255 oz/st Au, containing 3.0 million oz Au.

•	The Goldstrike EOY2011 Underground Mineral Reserve estimate meets the requirements of NI 43-101 and SEC Industry Guide 7.

•	RPA considers the selection of mining methods and the design practices to be appropriate for the deposits.

•	The LOM plan is in place and is based upon current operating experience. The plan shows a positive cash flow to support the definition of the Mineral Reserves.

•	The reconciliation between production and Mineral Reserves is completed in a comprehensive manner on a monthly basis. RPA considers this to be a “best practice”.

PROCESS

•	The roaster operation was running well during the site visit.

•

Planning the process feed is a well-coordinated and complex operation to ensure ore going to the processing operation provides optimum results. The milling operations are well run, safe, environmentally sound and meet industry standards.

•	The adjustments made to the process production data and mill head grades based on actual gold production conform to industry standards.

ENVIRONMENTAL CONSIDERATIONS AND HEALTH AND SAFETY

•	Goldstrike has an experienced staff of professionals who are diligent in the maintenance of their permits.

•	Reclamation estimates are realistic, in RPA’s opinion.

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26 RECOMMENDATIONS

Based on the site visits and review of available data, RPA presents the following recommendations.

OPEN PIT

GEOLOGY AND MINERAL RESOURCES

•	Additional density test work should be done in all ore and waste types to optimize mineral resource estimation.

MINING

•

Perform more analysis of the stockpile grades for a confirmation of the grades in coordination with the mill department. The stockpiles represent approximately 45% of the Mineral Reserve. Some of the stockpiles are over 20 years old, and RPA recommends that it would be prudent to re-sample a portion of the stockpiles that will be processed within the short term (less than one year) in order to verify the grades as the stockpiles are re-handled.

•	Sample, test, and review the metallurgical characteristics of the ore stockpiles on a periodic basis to ascertain how they may affect the process and impact recovery and costs.

Change the resource and reserve models to reflect more accurate tonnage factors of the material to be encountered in the future in Post-Betze pit laybacks. Historically, one tonnage factor used has been adequate for the Post-Betze model. As the open pit expands into areas that have slightly different rock types of different densities, the tonnage factors may change. It should be determined whether the tonnage factor changes are material to warrant modifying the resource and reserve model tonnage factors.

•	Develop a comprehensive mine planning procedure manual.

UNDERGROUND

RPA recommends that:

GEOLOGY AND MINERAL RESOURCES

•	Wireframes be snapped to the drill holes to allow proper selection of assays for the grade interpolation process.

•	Tonnage factor determinations be collected in the various ore and waste types at Banshee and North Post.

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MINING

•	The reconciliation results and the stope performance analysis be used to evaluate stope designs to determine where improvements in mine planning would be most advantageous.

•	The long term underground productivity estimates be reviewed for the next LOM plan as the tons per man year in the current plan are forecast to increase over time.

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27 REFERENCES

Barrick Goldstrike Mines, Inc. (2010): Life-of-Mine Plan, August 2010.

Barrick Goldstrike Mines Inc. (2011): Open Pit Division Projected Mineral Reserves, December 31, 2011 (GS 11 12 26 NA_GS_OP_EOY2011_RESERVES_FINAL.xlsx).

Barrick Goldstrike Mines Inc. (2011): Goldstrike Underground Mineral Reserves, December 31, 2011 (2011_goldstrike_ug.xlsx).

Barrick Goldstrike Mines Inc. (2010): Proposed Pond Relocation Plan – Permit Modification (Water Pollution Control Permit Number NV 91029), May 13, 2008, submitted to Nevada Division of Environmental Protection

Bettles, K. (2002): Exploration and geology, 1962-2002, at the Goldstrike property, Carlin Trend, Nevada. Reprint, 25 pp. plus figures and tables.

Leonardson, R. W., and Rahn, J. E. (1996): Geology of the Betze-Post gold deposits, Eureka County, Nevada in Corner, A. R. and Fahey, P. L. eds. Geology and ore deposits of the American Cordillera, Geological Society of Nevada Symposium Proceedings, Reno/Sparks, Nevada, April 1998, pp. 64-94.

Linebarger, J. (2011): Underground Technical Report for 2010 End of Year Resource and Reserves January 1, 2010 to December 31, 2010, (Barrick Gold Corporation, Internal Report).

Murray, H., Johnson, J., Rantappa, M., Morgan, K., Weakly, C., Malloy, B., Estes, M., and Cash, J. (2005): Barrick Goldstrike Mines Betze-Post open pit, Eureka County, Nevada, USA end-of-year 2004 reserves technical report. Unpublished company report, March 9, 2005, 65 pp.

PIC-Marubeni Energy Group (PMEG) website, http://www.picworld.com/media/business-news/pic-marubeni-energy-group-extends-operations-and-maintenance-contract-with-barrick-goldstrike-mines/

Piteau Associates Engineering Ltd. (2006): Summary of Slope Design Parameters for the North Wall of the Ultimate Pit, a memo dated April 6, 2006, 19 pp.

Piteau Associates Engineering Ltd. (2009): Recommended Slope Designs for the 12th West Layback –B33C12WM Mine Plan, a memo dated July 3, 2009, 192 pp.

Piteau Associates Engineering Ltd. (2009): Summary of Recommended Slope Designs for the 1st Northwest Layback – B34A1NW Mine Plan, a memo dated December 23, 2009 9 pp.

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA” and dated March 16, 2012, was prepared and signed by the following authors:

(Signed & Sealed) “Chester M. Moore”

Dated at Toronto, ON March 16, 2012	Chester M. Moore, P.Eng. Principal Geologist

(Signed & Sealed) “R. Dennis Bergen”

Dated at Toronto, ON March 16, 2012	R. Dennis Bergen, P.Eng. Associate Principal Mining Engineer

(Signed & Sealed) “Wayne W. Valliant”

Dated at Toronto, ON March 16, 2012	Wayne W. Valliant, P.Geo. Principal Geologist

(Signed & Sealed) “Stuart E. Collins”

Dated at Lakewood, CO March 16, 2012	Stuart E. Collins, P.E. Principal Mining Engineer

(Signed & Sealed) “Kathleen Ann Altman”

Dated at Lakewood, CO March 16, 2012	Kathleen Ann Altman, Ph.D., P.E. Principal Metallurgist

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29 CERTIFICATES OF QUALIFIED PERSONS

CHESTER M. MOORE

I, Chester M. Moore, as an author of this report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA” prepared for Barrick Gold Corporation and Franco-Nevada Corporation and dated March 16, 2012, do hereby certify that:

1.	I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the University of Toronto, Toronto, Ontario in 1972 with a Bachelor of Applied Science degree in Geological Engineering.

3.	I am registered as a Professional Engineer in the Province of Ontario (Reg. #32455016). I have worked as a geologist for a more than 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Mineral Resource and Reserve estimation, feasibility studies, due diligence, corporate review and audit on exploration projects and mining operations world wide

•	Previous Technical Reports at gold mining operations and advanced projects in North and South America

•	Various advanced exploration and mine geology positions at base metal and gold mining operations in Ontario, Manitoba, and Saskatchewan

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited Barrick’s Goldstrike underground operations on December 13, 14, and 15, 2010.

6.	I am responsible for parts of Items 1, 2, 6, 7, 8, 9, 10, 11, 12, 14, 25, and 26 of the Technical Report that refer to the Goldstrike underground operations.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared an independent Mineral Resource and Mineral Reserve audit report on the Goldstrike underground operation in 2010.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Section Nos. I am responsible for in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “Chester M. Moore”

Chester M. Moore, P. Eng.

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RAYMOND DENNIS BERGEN

I, Raymond Dennis Bergen, P.Eng., as an author of this report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA” prepared for Barrick Gold Corporation and Franco-Nevada Corporation and dated March 16, 2012, do hereby certify that:

1.	I am an Associate Principal Mining Engineer engaged by Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the University of British Columbia, Vancouver, B.C., Canada, in 1979 with a Bachelor of Applied Science degree in Mineral Engineering. I am a graduate of the British Columbia Institute Technology in Burnaby, B.C. Canada, in 1972 with a Diploma in Mining Technology.

3.	I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 16064) and as a Licensee with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Licence L1660). I have worked as an engineer for over 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Practice as a mining engineer, production superintendent, mine manager, Vice President of Operations and a consultant in the design, operation and review of mining operations.

•	Review and report, as an employee and as a consultant, on numerous mining operations and projects around the world for due diligence and operational review related to project acquisition and technical report preparation, including NI 43-101 technical report preparation.

•	Mining engineer in underground gold and base metal mines.

•	Consulting engineer working on project acquisition and project design.

•	Mine Manager at three different mines with open pit and underground operations.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited Barrick’s Goldstrike underground operations on December 13, 14, and 15, 2010.

6.	I am responsible for parts of Sections 1, 2, 15, 16, 18, 19, 21, 22, 25 and 26 of the Technical Report that refer to the Goldstrike underground operations.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously visited the property in 2010 as part of an independent mineral reserve audit prepared for Barrick by RPA. I also visited the site on December 7 to 9, 2008, as part of an independent mineral reserve audit prepared for Barrick by RPA.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Section Nos. I am responsible for in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “R. Dennis Bergen”

Raymond Dennis Bergen, P.Eng.

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WAYNE W. VALLIANT

I, Wayne W. Valliant, P.Geo., as an author of this report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA” prepared for Barrick Gold Corporation and Franco-Nevada Corporation and dated March 16, 2012, do hereby certify that:

1.	I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Carleton University, Ottawa, Ontario, Canada in 1973 with a Bachelor of Science degree in Geology.

3.	I am registered as a Geologist in the Province of Ontario (Reg.# 1175). I have worked as a geologist for a total of 37 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on more than fifty mining operations and projects around the world for due diligence and resource/reserve estimation

•	General Manager of Technical Services for corporation with operations and mine development projects in Canada and Latin America

•	Superintendent of Technical Services at three mines in Canada and Mexico

•	Chief Geologist at three Canadian mines, including two gold mines

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Goldstrike open pit operation from December 7 to December 9, 2010.

6.	I am responsible for the overall preparation of the Technical Report as well as the open pit portions of Sections 7 to 12, and 14.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared a Mineral Resource and Mineral Reserve Audit on the Goldstrike open pit operations in 2010.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “Wayne W. Valliant”

Wayne W. Valliant, P. Geo.

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STUART E. COLLINS

I, Stuart E. Collins, P.E., as an author of this report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA” prepared for Barrick Gold Corporation and Franco-Nevada Corporation and dated March 16, 2012, do hereby certify that:

1.	I am Principal Mining Engineer with Roscoe Postle (USA) Ltd. of 143 Union Boulevard, Suite 505, Lakewood, Colorado, USA 80228.

2.	I am a graduate of South Dakota School of Mines and Technology, Rapid City, South Dakota, U.S.A., in 1985 with a B.S. degree in Mining Engineering.

3.	I am a Registered Professional Engineer in the state of Colorado (#29455). I have been a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1975, and a Registered Member (#612514) since September 2006. I have worked as a mining engineer for a total of 25 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous exploration, development and production mining projects around the world for due diligence and regulatory requirements;

•	Mine engineering, mine management, mine operations and mine financial analyses, involving copper, gold, silver, nickel, cobalt, uranium, coal and base metals located in the United States, Canada, Mexico, Turkey, Bolivia, Chile, Brazil, Costa Rica, Peru, Argentina and Colombia.

•	Engineering Manager for a number of mining-related companies;

•	Business Development for a small, privately-owned mining company in Colorado;

•	Operations supervisor at a large gold mine in Nevada, USA ;

•	Involvement with the development and operation of a small underground gold mine in Arizona, USA.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Goldstrike open pit operation from December 7 to December 9, 2010.

6.	I am responsible for preparation of the open pit portions of Sections 1, 2, 15, 16, 18, 19, 21, 22, 25 and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously preared a Mineral Resource and Mineral Reserve audit report on the open pit operations in 2010.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Section Nos. I am responsible for in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “Stuart E. Collins”

Stuart E. Collins, P.E.

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KATHLEEN ANN ALTMAN

I Kathleen Ann Altman, P.E., as an author of this report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA” prepared for Barrick Gold Corporation and Franco-Nevada Corporation and dated March 16, 2012, do hereby certify that:

1.	I am Principal Metallurgist with Roscoe Postle (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of the Colorado School of Mines in 1980 with a B.S in Metallurgical Engineering. I am a graduate of the University of Nevada, Reno Mackay School of Mines with an M.S. in Metallurgical Engineering in 1994 and a Ph.D. in Metallurgical Engineering in 1999.

3.	I am registered as a Professional Engineer in the State of Colorado (Reg.# 37556) and a Qualified Professional Member of the Mining and Metallurgical Society of America (Member # 01321QP). I have worked as a metallurgical engineer for a total of 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	I have worked for operating companies, including the Climax Molybdenum Company, Barrick Goldstrike, and FMC Gold in a series of positions of increasing responsibility.

•	I have worked as a consulting engineer on mining projects for approximately 15 years in roles such a process engineer, process manager, project engineer, area manager, study manager, and project manager. Projects have included scoping, prefeasibility and feasibility studies, basic engineering, detailed engineering and start-up and commissioning of new projects.

•	I was the Newmont Professor for Extractive Mineral Process Engineering in the Mining Engineering Department of the Mackay School of Earth Sciences and Engineering at the University of Nevada, Reno from 2005 to 2009.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I did not visit the Project.

6.	I am responsible for the preparation of Section Nos. 13, 17 and 20 and part of sections 1, 2, 25 and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Section Nos. that I am responsible for in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “Kathleen Ann Altman”

Kathleen Ann Altman, P.E.

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